Exhibit 99.2

ROYAL BANK OF CANADA THIRD QUARTER 2015 – REPORT TO SHAREHOLDERS

Royal Bank of Canada third quarter 2015 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, August 26, 2015 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,475 million for the third quarter ended July 31, 2015, up $97 million or 4% from the prior year. Excluding a specified item in the prior year, net income was up $57 million or 2%.(1) Our results reflect record earnings in Personal & Commercial Banking, strong growth in Investor & Treasury Services, and stable earnings in Wealth Management. These factors were partially offset by lower earnings in Capital Markets compared to record results last year, and lower earnings in Insurance which included the impact of a change in Canadian tax legislation. Results also reflect the positive impact of foreign exchange translation.

Compared to the prior quarter, net income decreased $27 million. Excluding a specified item in the prior quarter, net income was up $81 million or 3%(1), mainly reflecting record earnings in Personal & Commercial Banking and higher earnings in Insurance, partially offset by lower earnings in Capital Markets reflecting less favourable market conditions.

Credit quality remained strong with a provision for credit loss (PCL) ratio of 0.23%. As of July 31, 2015, our Basel III Common Equity Tier 1 (CET1) ratio was 10.1% as we continued to strengthen our capital position in advance of closing the announced acquisition of City National, which is expected in the fourth calendar quarter of 2015. Today we announced an increase to our quarterly dividend of $0.02 or 3%, to $0.79 per share.

“We delivered a solid quarter, with earnings of over $2.4 billion, reflecting underlying strength across our businesses and strong execution in a challenging environment. I’m pleased to announce today a 3% increase to our quarterly dividend,” said Dave McKay, RBC President and CEO. “RBC achieved strong results for the first nine months of the year and we believe our diversified business model, by segment and geography, along with our differentiated client-focused strategy, positions us to continue adapting to the changing market and to economic headwinds.”

Q3 2015 compared to Q3 2014

•	Net income of $2,475 million (up 4% from $2,378 million)
•	Diluted earnings per share (EPS) of $1.66 (up $0.07 from $1.59)
•	Return on common equity (ROE) of 18.1% (down from 19.6%)
•	Basel III CET1 ratio of 10.1% (up from 9.5%)

Excluding specified item(1): Q3 2015 compared to Q3 2014

•	Net income of $2,475 million (up 2% from $2,418 million)
•	Diluted EPS of $1.66 (up $0.04 from $1.62)
•	ROE of 18.1% (down from 20.0%)

Q3 2015 compared to Q2 2015

•	Net income of $2,475 million (down 1% from $2,502 million)
•	Diluted EPS of $1.66 (down $0.02 from $1.68)
•	ROE of 18.1% (down from 19.3%)
•	Basel III CET1 ratio of 10.1% (up from 10.0%)

Excluding specified item(1): Q3 2015 compared to Q2 2015

•	Net income of $2,475 million (up 3% from $2,394 million)
•	Diluted EPS of $1.66 (up $0.05 from $1.61)
•	ROE of 18.1% (down from 18.5%)

YTD 2015 compared to YTD 2014

•	Net income of $7,433 million (up 11% from $6,671 million)
•	Diluted EPS of $4.99 (up $0.56 from $4.43)
•	ROE of 18.9% (down from 19.0%)

Excluding specified items(1): YTD 2015 compared to YTD 2014

•	Net income of $7,325 million (up 8% from $6,803 million)
•	Diluted EPS of $4.92 (up $0.40 from $4.52)
•	ROE of 18.6% (down from 19.4%)

(1)	Specified items comprise: In Q2 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE); in Q3 2014, a loss of $40 million (before- and after-tax), related to the closing of the sale on June 27, 2014 of RBC Jamaica; and in Q1 2014, a loss of $60 million (before- and after-tax) also related to the sale of RBC Jamaica, and a provision related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax).

1	Third quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview and outlook
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
5	Key corporate events of 2015
6	Financial performance
6	Overview
10	Business segment results
10	How we measure and report our business segments
10	Key performance and non-GAAP measures
14	Personal & Commercial Banking
16	Wealth Management
17	Insurance
18	Investor & Treasury Services
19	Capital Markets
20	Corporate Support
21	Results by geographic segment
22	Quarterly results and trend analysis
23	Financial condition
23	Condensed balance sheets
24	Off-balance sheet arrangements
26	Risk management
26	Credit risk
33	Market risk
38	Liquidity and funding risk
48	Capital management
53	Additional financial information
53	Exposures to selected financial instruments
54	Accounting and control matters
54	Summary accounting policies and estimates
54	Changes in accounting policies and disclosure
54	Future changes in regulatory disclosure
54	Controls and procedures
54	Related party transactions
55	Enhanced Disclosure Task Force recommendations index
56	Interim Condensed Financial Statements (unaudited)
62	Notes to the Interim Condensed Financial Statements (unaudited)
92	Shareholder information

2        Royal Bank of Canada        Third Quarter 2015

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and nine month periods ended or as at July 31, 2015, compared to the corresponding periods in the prior fiscal year and the three month period ended April 30, 2015. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2015 (Condensed Financial Statements) and related notes and our 2014 Annual Report. This MD&A is dated August 25, 2015. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2014 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2015 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding risk. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2014 Annual Report and the Risk management section of this Q3 2015 Report to Shareholders; anti-money laundering, growth in wholesale credit, the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology, information management, social media, environmental and third party and outsourcing risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q3 2015 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2014 Annual Report, as updated by the Overview and outlook section of this Q3 2015 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2014 Annual Report and the Risk management section of this Q3 2015 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview and outlook

About Royal Bank of Canada

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 38 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Third Quarter 2015        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Total revenue	$8,828	$8,830	$8,990	$27,302	$25,726
Provision for credit losses (PCL)	270	282	283	822	819
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	656	493	1,009	2,671	2,821
Non-interest expense	4,635	4,736	4,602	13,991	13,321
Net income before income taxes	3,267	3,319	3,096	9,818	8,765
Net income	$2,475	$2,502	$2,378	$7,433	$6,671
Segments – net income
Personal & Commercial Banking	$1,281	$1,200	$1,138	$3,736	$3,324
Wealth Management	285	271	285	786	798
Insurance	173	123	214	481	525
Investor & Treasury Services	167	159	110	468	328
Capital Markets	545	625	641	1,764	1,653
Corporate Support	24	124	(10)	198	43
Net income	$2,475	$2,502	$2,378	$7,433	$6,671
Selected information
EPS – basic	$1.66	$1.68	$1.59	$5.00	$4.45
– diluted	1.66	1.68	1.59	4.99	4.43
ROE (1), (2)	18.1%	19.3%	19.6%	18.9%	19.0%
PCL on impaired loans as a % of average net loans and acceptances	0.23%	0.25%	0.26%	0.24%	0.26%
Gross impaired loans (GIL) as a % of loans and acceptances	0.50%	0.46%	0.45%	0.50%	0.45%
Liquidity coverage ratio (3)	117%	113%	n.a.	117%	n.a.
Capital ratios, Leverage ratio and multiples (4)
Common Equity Tier 1 (CET1) ratio (4)	10.1%	10.0%	9.5%	10.1%	9.5%
Tier 1 capital ratio (4)	11.7%	11.6%	11.2%	11.7%	11.2%
Total capital ratio (4)	13.4%	13.5%	13.0%	13.4%	13.0%
Assets-to-capital multiple (4)	n.a.	n.a.	17.3X	n.a.	17.3X
Leverage ratio (4)	4.2%	4.0%	n.a.	n.a.	n.a.
Selected balance sheet and other information
Total assets	$1,085,173	$1,032,172	$913,870	$1,085,173	$913,870
Securities	235,515	222,643	199,114	235,515	199,114
Loans (net of allowance for loan losses)	462,599	448,310	430,421	462,599	430,421
Derivative related assets	112,459	107,004	72,823	112,459	72,823
Deposits	694,236	651,551	601,691	694,236	601,691
Common equity	55,153	51,779	46,965	55,153	46,965
Average common equity (1)	52,600	51,500	46,400	51,100	45,300
Total capital risk-weighted assets	421,908	398,992	371,949	421,908	371,949
Assets under management (AUM)	508,700	486,300	446,500	508,700	446,500
Assets under administration (AUA) (5)	5,012,900	4,835,100	4,472,300	5,012,900	4,472,300
Common share information
Shares outstanding (000s) – average basic	1,443,052	1,442,078	1,442,312	1,442,579	1,442,615
– average diluted	1,449,540	1,448,651	1,449,455	1,449,206	1,452,868
– end of period	1,443,192	1,443,102	1,441,536	1,443,192	1,441,536
Dividends declared per common share	$0.77	$0.77	$0.71	$2.29	$2.09
Dividend yield (6)	4.0%	4.0%	3.7%	3.9%	3.7%
Common share price (RY on TSX)	$76.26	$80.11	$80.47	$76.26	$80.47
Market capitalization (TSX)	110,058	115,607	116,000	110,058	116,000
Business information (number of)
Employees (full-time equivalent) (FTE)	74,214	73,136	74,542	74,214	74,542
Bank branches	1,354	1,361	1,364	1,354	1,364
Automated teller machines (ATMs)	4,892	4,913	4,940	4,892	4,940
Period average US$ equivalent of C$1.00 (7)	$0.789	$0.806	$0.925	$0.811	$0.919
Period-end US$ equivalent of C$1.00	$0.765	$0.829	$0.917	$0.765	$0.917
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	Effective the second quarter of 2015, we calculate the Liquidity Coverage Ratio (LCR) using the Liquidity Adequacy Requirements (LAR) guideline. The LCR is a new regulatory measure under the Basel III framework. The LCR is not applicable (n.a.) for prior periods as it was adopted prospectively, effective the second quarter of 2015. The LCR for Q2 2015 has been revised from that previously disclosed. For further details, refer to the Liquidity and funding risk section.
(4)	Capital and Leverage ratios presented above are on an “all-in” basis. Effective the first quarter of 2015, the Leverage ratio has replaced the Assets-to-capital multiple (ACM). The Leverage ratio is a regulatory measure under the Basel III framework and is n.a. for prior periods. The ACM is presented on a transitional basis for prior periods. For further details, refer to the Capital management section.
(5)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at July 31, 2015 of $21.7 billion and $8.4 billion, respectively (April 30, 2015 – $22.5 billion and $7.9 billion; July 31, 2014 – $23.1 billion and $8.3 billion).
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Third Quarter 2015

Economic, market and regulatory review and outlook – data as at August 25, 2015

Canada

The Canadian economy contracted at an estimated rate of (1.2)% in the second calendar quarter of 2015, following a decline in growth of (0.6)% in the first calendar quarter of 2015. This was mostly due to continuing weakness in investment by the energy sector and slow export activity. Lower growth than expected in the first two calendar quarters of 2015 resulted in an increase in excess capacity and created downward risks to the inflation outlook, leading the Bank of Canada (BoC) to reduce its overnight rate by 25 bps to 0.50% in July 2015, the second decrease in the calendar year. The Canadian dollar declined in value against the U.S. dollar following the BoC rate decision, and reached an 11 year low in August 2015, as the market priced in a further divergence in monetary policy between the two countries. Housing market activity overall remained solid during the calendar quarter, helped by very low interest rates and solid labour markets. The unemployment rate held steady at 6.8% in July 2015, as job gains in the second calendar quarter were accompanied by an increase in the labour force.

Despite the contraction in the first half of calendar 2015, we expect the Canadian economy to grow in calendar 2015 at an estimated rate of 1.0%, which is below our previous estimates. We expect growth of 1.8% in the third calendar quarter and growth of 2.6% in the fourth calendar quarter to offset the contraction of the economy in the first six months of the year due to the effect of solid consumer spending and firmer export growth with the latter benefiting from the lower Canadian dollar relative to the U.S. dollar. We expect the BoC to maintain its policy rate at 0.50% through the first half of 2016. However, there is a possibility of a further cut to the overnight rate if economic weakness persists during the second calendar half of 2015.

U.S.

The U.S. economy recovered from the slowdown experienced in the first calendar quarter of 2015, and grew in the second calendar quarter at an estimated rate of 2.3%. Consumer spending growth during the calendar quarter was supported by continuing improvements in the labour market as well as higher disposable income due to lower gasoline prices. The U.S. housing market showed some recovery during the calendar quarter, while the unemployment rate improved further to 5.3% in July 2015, which is close to the range considered full employment by the Federal Reserve (Fed). Despite this improvement in the labour and housing markets, the Fed pointed to weaker exports and business investment at its July 2015 meeting, and maintained its cautious policy stance by holding its funds target range at historically low levels.

We expect the U.S. economy to grow at an estimated rate of 2.4% in calendar 2015, which is below our previous estimates, reflecting the soft start to the year. Firmer consumer spending growth and improved business investment are expected to result in the economy growing at an above-potential pace in the second calendar half of the year. The recovery in economic growth and the unemployment rate moving towards the range considered full employment by the Fed are expected to result in the Fed announcing a 25 bps increase to its current funds target range of 0.0% to 0.25% in September 2015.

Europe

The Euro area economy continued its recovery and grew in the second calendar quarter of 2015 at an estimated rate of 0.3%, mostly due to the effects of the stimulative monetary policy adopted by the European Central Bank (ECB), lower energy prices, and a weaker Euro. Uncertainty relating to a potential Greek exit from the Euro area resulting from an inability to make sovereign debt payments did not disrupt economic growth during the calendar quarter. The Euro area inflation rate increased to 0.2% in July 2015 from 0.0% in April 2015, as a decline in energy prices was more than offset by higher price gains in other sectors. The unemployment rate improved marginally to 11.1% in June 2015, from 11.2% in March 2015. The ECB continued its monthly asset purchase program, the Public Sector Purchase Program (PSPP), by making monthly purchases of up to €60 billion of a combination of euro-denominated public sector securities, asset-backed securities and covered bonds.

We expect the Euro area economy to grow at an estimated rate of 1.4% in calendar 2015, in line with our previous estimates, as the economy benefits from the stimulus undertaken by the ECB, a weaker Euro, and lower oil prices. We expect the ECB to continue the PSPP as planned until at least September 2016, and to hold its key interest rate steady at 0.05% for the foreseeable future.

Financial markets

Equity indices in Canada, the U.S. and major European economies displayed some volatility during our current fiscal quarter, mostly related to the effect of low global oil prices, diverging monetary policies amongst global central banks, a possible Greek exit from the Euro as well as a sustained decline in the Chinese equity markets. Yields on both Canadian and U.S. long-term government bonds fluctuated during the fiscal quarter. The Canadian benchmark 10-year government bond yield ended the fiscal quarter lower than the previous quarter, whereas the U.S. Treasury 10-year bond ended the fiscal quarter above the previous quarter’s yield, reflecting market sentiment on divergent central bank policy for the two economies. Credit spreads on corporate bonds in North America and Europe widened during the fiscal quarter. Crude oil prices recovered slightly during the first two months of the fiscal quarter, but declined sharply in July 2015 and the early part of August 2015 based on oversupply concerns related to the possible lifting of economic sanctions on Iran and expectations that demand could slow from China, as recent data show weakening in its manufacturing sector. Prices for non-precious metals continued to decline due to a combination of strong supply and weaker demand from emerging economies, including China.

The macroeconomic headwinds described above, including the slowing Canadian economy and weak exports, continuing low oil prices, as well as potential further cuts by the BoC to its key overnight rate, may negatively impact our results for the remainder of fiscal 2015.

Regulatory environment

We continue to monitor and prepare for regulatory developments in a manner that seeks to ensure compliance with new requirements while mitigating any adverse business or economic impacts. Such impacts could result from new or amended regulations and the expectations of those who enforce them. Significant developments are discussed below.

Royal Bank of Canada        Third Quarter 2015        5

Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), together with the implementing rules of the U.S. regulatory agencies (collectively, the Volcker Rule), established broad prohibitions and restrictions on proprietary trading and investing in or sponsoring hedge funds or private equity funds. Subject to conformance period requirements, the Volcker Rule became effective on July 21, 2015. The Volcker Rule is complex and, subject to certain exceptions, applies to the worldwide operations of non-U.S. banking organization such as RBC that operate a branch or agency or have a bank subsidiary in the U.S. As previously reported, RBC has exited certain activities that could not be restructured to comply with the Volcker Rule. Exiting those activities will not have a material impact on our overall results.

We continue to prepare for implementation of the Fed’s “Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations”, which are rules adopted pursuant to section 165 of the Dodd-Frank Act. These rules introduce a new oversight regime for non-U.S. banks with subsidiaries, affiliates and branches operating in the U.S. and whose U.S. operations have significant assets (generally $50 billion or more), and will require RBC to manage its U.S.-based operations pursuant to risk management, governance, liquidity and capital standards set forth in the enhanced supervision rules. RBC has incurred, and will continue to incur, costs to comply with the additional U.S.-based financial reporting, risk management and governance requirements of the rule and we may have less flexibility in our capital and liquidity planning which historically has been managed on a global basis. These impacts are not expected to materially affect our overall results.

In November 2014, the Financial Stability Board (FSB) proposed minimum common international standards related to the Total Loss-Absorbing Capacity (TLAC) of global systemically important banks (G-SIBs). The standards are intended to address the sufficiency of G-SIBs’ capital to absorb losses in a resolution situation in a manner that minimizes the impact on financial stability and ensures continuity of critical and long-term debt functions. To date, neither RBC nor any other Canadian bank has been designated as a G-SIB. Designation as a G-SIB could result in higher capital requirements over and above the additional 1% domestic capital buffer established by the Office of the Superintendent of Financial Institutions (OSFI) for the largest six Canadian banks, including RBC, designated as domestic systemically important banks (D-SIBs).

In its April 21, 2015 Federal Budget announcement, the Government of Canada (GoC) confirmed its plans to adopt a “bail-in” regime for Canada’s D-SIBs to limit taxpayer exposure to potential losses of a failing bank and to ensure a bank’s shareholders and creditors remain responsible for bearing losses. The proposed regime would only apply to certain unsecured debt and not to customer deposits, and would allow for the permanent conversion of eligible liabilities of a non-viable bank into common shares. Banks would be subject to comprehensive disclosure and reporting requirements, along with minimum loss absorbency requirements to ensure they can withstand significant losses and to emerge from a conversion well-capitalized. The manner in which the proposal is finalized could adversely impact our cost of funding.

The 2015 Federal Budget announced a new principles-based Consumer Code for banks which would include new rules in areas such as basic banking access, board obligations, business practices, consumer disclosures and complaints reporting. Further details on these proposed changes will likely not be made available until early 2016.

The 2015 Federal Budget also included several proposed tax changes that could negatively impact our earnings in fiscal 2016. While we are continuing to assess the full impact of these changes, we do not expect them to materially impact our financial results.

The GoC is continuing consultations on potential reforms to the Canadian payments system in areas like next-generation payments and minimum standards to address risks associated with unregulated participants. Similar consultations are underway in the U.S. and Europe. Related to this, the GoC has indicated it would be monitoring the level of interchange fees charged to merchants for potential adverse impacts on the market, including as it relates to the recent 5-year commitment entered into by Visa and MasterCard to lower the average fee charged on domestic consumer credit cards to merchants. RBC is well-positioned for this change and does not anticipate the GoC will take further action in this area in the near-term.

For a discussion on risk factors resulting from these and other regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2014 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2014 Annual Report and of this Q3 2015 Report to Shareholders.

Key corporate events of 2015

Royal Bank of Canada (Suisse) SA (RBC Suisse)

On July 14, 2015, we announced that we have entered into a definitive agreement to sell Royal Bank of Canada (Suisse) SA, (RBC Suisse), to SYZ Group, subject to customary closing conditions including regulatory approvals. The transaction is expected to close in the fourth quarter of 2015. For further details, refer to Note 7 of our Condensed Financial Statements.

RBC Royal Bank (Suriname) N.V.

On July 31, 2015, we completed the sale of RBC Royal Bank (Suriname) N.V. (RBC Suriname), as previously announced on April 1, 2015. As a result of the transaction, we recorded a total loss on disposal of $19 million (before and after-tax), including a loss of $23 million in the second quarter in Non-interest expense – Other, and a gain of $4 million in the third quarter including foreign currency translation gains reclassified from Other components of equity. For further details, refer to Note 7 of our Condensed Financial Statements.

City National Corporation

On January 22, 2015, we announced that we had entered into a merger agreement to acquire City National Corporation (City National), the holding company for City National Bank, for cash and RBC common shares. As at the date of announcement, the total transaction value was approximately US$5.4 billion. The aggregate consideration will be paid with approximately US$2.7 billion in cash and

6        Royal Bank of Canada        Third Quarter 2015

approximately 44 million RBC common shares. The total number of RBC common shares to be issued and the amount of cash to be paid in the transaction are both fixed. The transaction value will be determined at the time of closing based upon the price of our common shares at such time. The transaction is expected to close in the first quarter of 2016 and is subject to customary closing conditions, including regulatory approvals. Common stockholders of City National approved the transaction in a vote held on May 27, 2015. For further details, refer to Note 7 of our Condensed Financial Statements.

Financial performance

Overview

Q3 2015 vs. Q3 2014

Net income of $2,475 million was up $97 million or 4% from a year ago. Diluted earnings per share (EPS) of $1.66 was up $0.07 and return on common equity (ROE) of 18.1% was down 150 bps from 19.6% last year. Our Common Equity Tier 1 (CET1) ratio was 10.1%.

Excluding a specified item last year described below, net income was up $57 million or 2% from last year, and diluted EPS of $1.66 was up $0.04. Our results reflected solid volume growth and strong fee-based revenue growth across most businesses in Canadian Banking, the positive impact of foreign exchange translation on earnings, and growth in average fee-based client assets. Higher earnings from our foreign exchange businesses also contributed to the increase. These factors were partially offset by lower trading results due to less favourable market conditions, a higher effective tax rate, lower transaction volumes and the change in fair value of our U.S. share-based compensation plan in Wealth Management.

For further details on our results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Q3 2015 vs. Q2 2015

Net income decreased $27 million or 1% from the prior quarter. Diluted EPS was down $0.02 and ROE was down 120 bps compared to 19.3% last quarter.

Excluding a specified item last quarter described below, net income increased $81 million or 3% from the prior quarter, and diluted EPS was up $0.05. Our results reflected higher earnings due to the positive impact of seasonal factors, including additional days in the quarter particularly in Canadian Banking, and strong fee-based revenue growth and solid volume growth across most businesses in Canadian Banking. Lower claims costs, largely in our life retrocession business, a favourable impact of investment-related activities on the Canadian life business, and higher M&A activity also contributed to the increase. These factors were partially offset by lower trading results reflecting less favourable market conditions, and lower origination activity as compared to the strong levels last quarter.

Q3 2015 vs. Q3 2014 (Nine months ended)

Net income of $7,433 million increased $762 million or 11% from a year ago. Nine months diluted EPS of $4.99 was up $0.56 and ROE of 18.9% was down 10 bps.

Excluding the specified items described below, net income increased $522 million or 8% from the prior year, and diluted EPS was up $0.40. Our results reflected solid volume growth and strong fee-based revenue growth across most businesses in Canadian Banking, and strong business growth in Capital Markets. Higher earnings from growth in average fee-based client assets, the positive impact of foreign exchange translation, higher earnings from our foreign exchange businesses, and higher earnings from new U.K. annuity contracts also contributed to the increase. These factors were partially offset by higher costs in support of business growth, lower spreads, and restructuring costs of $76 million ($53 million after-tax) related to our U.S. & International Wealth Management business.

Specified items

For the nine months ended July 31, 2015, our results were impacted by a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE), which was recorded in Corporate Support last quarter. During the three months ended July 31, 2014, our results were impacted by a loss of $40 million (before- and after-tax), which included foreign currency translation related to the closing of the sale of RBC Jamaica. For the nine months ended July 31, 2014, our results were impacted by a total loss of $100 million (before- and after-tax) related to the sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean. Results excluding these specified items are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

Royal Bank of Canada        Third Quarter 2015        7

The following table reflects the estimated impact of foreign exchange translation on key income statement items:

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	Q3 2015 vs. Q3 2014	Q3 2015 vs. Q2 2015	Q3 2015 vs. Q3 2014
Increase (decrease):
Total revenue	$295	$60	$694
PCL	3	–	5
PBCAE	25	10	45
Non-interest expense	196	43	440
Income taxes	27	2	85
Net income	44	5	119
Impact on EPS
Basic	$.03	$.00	$.08
Diluted	.03	.00	.08

The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the nine months ended
(Average foreign currency equivalent of C$1.00) (1)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
U.S. dollar	$0.789	$0.806	$0.925	$0.811	$0.919
British pound	0.508	0.530	0.547	0.527	0.550
Euro	0.715	0.729	0.682	0.716	0.673
(1)	Average amounts are calculated using month-end spot rates for the period.

Total revenue

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Interest income	$5,755	$5,557	$5,673	$17,014	$16,543
Interest expense	1,972	2,000	2,026	6,043	5,987
Net interest income	$3,783	$3,557	$3,647	$10,971	$10,556
Net interest margin (on average earning assets) (1)	1.72%	1.71%	1.90%	1.72%	1.88%
Investments (2)	$2,063	$2,020	$1,849	$6,070	$5,431
Insurance (2)	1,021	806	1,383	3,719	3,790
Trading	56	359	285	755	895
Banking (2)	1,071	1,195	1,093	3,261	3,078
Underwriting and other advisory	531	559	552	1,535	1,381
Other (2)	303	334	181	991	595
Non-interest income	$5,045	$5,273	$5,343	$16,331	$15,170
Total revenue	$8,828	$8,830	$8,990	$27,302	$25,726
Additional information
Total trading revenue
Net interest income	$623	$595	$578	$1,758	$1,505
Non-interest income	56	359	285	755	895
Total trading revenue	$679	$954	$863	$2,513	$2,400
(1)	Net interest margin (on average earning assets) is calculated as net interest income divided by average earning assets.
(2)	Refer to the Financial Performance section of our 2014 Annual Report for the definition of these categories.

Q3 2015 vs. Q3 2014

Total revenue decreased $162 million or 2% from last year, which included the negative change in fair value of investments backing our policy holders liabilities of $292 million, which was largely offset in PBCAE. The positive impact of foreign exchange translation this quarter increased total revenue by $295 million.

Net interest income increased $136 million or 4%, mainly due to solid volume growth across most businesses in Canadian Banking, and higher lending activity in Capital Markets. These factors were partially offset by lower spreads.

Net interest margin was down 18 bps compared to last year, largely due to the lower interest rate environment and competitive pressures. The change in the fourth quarter of 2014 in recording of certain loan fees in our business portfolio from Net interest income to Non-interest income in Personal & Commercial Banking also contributed to the decrease.

Investments revenue increased $214 million or 12%, mainly due to growth in average fee-based client assets and the positive impact of foreign exchange translation. Higher securities brokerage commissions in Capital Markets, and higher mutual fund distribution fees in Canadian Banking also contributed to the increase. These factors were partly offset by lower transaction volumes in Wealth Management reflecting uncertain market conditions, and the change in fair value of our U.S. share-based compensation plan.

Insurance revenue decreased $362 million or 26%, mainly due to the negative change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, and a reduction of revenue related to our retrocession contracts, both of which were largely offset in PBCAE. These factors were partially offset by business growth in our life, home and auto insurance businesses.

8        Royal Bank of Canada        Third Quarter 2015

Trading revenue in Non-interest income decreased $229 million. Total trading revenue of $679 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was down $184 million or 21%, mainly reflecting lower trading results due to less favourable market conditions as compared to the strong levels last year, partially offset by the positive impact of foreign exchange translation.

Banking revenue decreased $22 million or 2%, mainly due to the change in fair value of certain available-for-sale (AFS) securities used for funding activities which is offset in Other revenue. This factor was partially offset by higher credit card loan balances and transaction volumes, and higher foreign exchange revenue reflecting increased client activity mainly due to market volatility.

Underwriting and other advisory revenue decreased $21 million or 4%, primarily due to lower equity origination in the U.S. and Canada as compared to strong levels last year. This factor was partially offset by strong growth in M&A activity in the U.S. and Europe, higher debt origination activity mainly in the U.S., and the positive impact of foreign exchange translation.

Other revenue increased $122 million or 67%, mainly due to the change in fair value of certain derivatives used to economically hedge our funding activities noted above.

Q3 2015 vs. Q2 2015

Total revenue decreased $2 million from the prior quarter. Excluding a specified item in the prior quarter noted above, total revenue increased $106 million or 1%, primarily due to the positive change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. The positive impact of seasonal factors on our banking businesses, including additional days in the quarter, strong fee-based revenue growth and solid volume growth across most businesses in Canadian Banking, and the positive impact of foreign exchange translation also contributed to the increase. These factors were partially offset by lower trading revenue reflecting less favourable market conditions, and lower origination activity as compared to the strong levels last quarter.

Q3 2015 vs. Q3 2014 (Nine months ended)

Total revenue increased $1,576 million or 6%. Excluding a specified item noted above, total revenue increased $1,468 million or 6%, primarily due to the positive impact of foreign exchange translation, and solid volume growth across most businesses as well as strong fee-based revenue growth in Canadian Banking. Solid growth in our corporate and investment banking businesses, growth in Canadian Insurance, higher revenue from U.K. annuity contracts, and higher trading revenue reflecting increased client activity and more favourable market conditions in the first half of the year also contributed to the increase. These factors were partially offset by a reduction of revenue related to our retrocession contracts, largely offset in PBCAE, lower spreads, and lower equity origination activity.

Revenue excluding the specified item noted above is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Provision for credit losses

Q3 2015 vs. Q3 2014

Total PCL decreased $13 million or 5% from a year ago, mainly due to lower PCL in Caribbean Banking, partially offset by higher PCL in Capital Markets and Canadian Banking.

Q3 2015 vs. Q2 2015

Total PCL decreased $12 million or 4% from the prior quarter, mainly due to lower PCL in Wealth Management, partially offset by higher PCL in Canadian Banking.

Q3 2015 vs. Q3 2014 (Nine months ended)

Total PCL increased $3 million from the prior year, mainly due to higher PCL in Wealth Management and Capital Markets, largely offset by lower PCL in Personal & Commercial Banking.

For further details on PCL, refer to the Credit quality performance section.

Insurance policyholder benefits, claims and acquisition expense

Q3 2015 vs. Q3 2014

PBCAE decreased $353 million or 35% from a year ago, mainly due to the negative change in fair value of our investments backing our policyholder liabilities, and a reduction of PBCAE related to our retrocession contracts, which were largely offset in insurance revenue. These factors were partially offset by business growth, including a new U.K. annuity contract, and higher claims costs in our life retrocession business.

Q3 2015 vs. Q2 2015

PBCAE increased $163 million or 33% from the prior quarter, mainly due to the positive change in fair value of our investments backing our policyholder liabilities, largely offset in insurance revenue. This factor was partially offset by a favourable impact of investment-related activities in the Canadian life business and lower net claims costs.

Q3 2015 vs. Q3 2014 (Nine months ended)

PBCAE decreased $150 million or 5% from the prior year, mainly due to a reduction of PBCAE related to our retrocession contracts, which was largely offset in insurance revenue, and lower claims costs in Canadian Insurance. These factors were partially offset by business growth in International insurance, including new U.K. annuity contracts, and the positive change in fair value of investments backing our policyholder liabilities, largely offset in insurance revenue. In addition, our prior year results were impacted by favourable actuarial adjustments reflecting management actions and assumption changes.

Royal Bank of Canada        Third Quarter 2015        9

Non-interest expense

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2015	April 30 2015	July 31 2014 (2)	July 31 2015	July 31 2014 (2)
Salaries	$1,309	$1,273	$1,216	$3,849	$3,601
Variable compensation	1,133	1,264	1,253	3,578	3,465
Benefits and retention compensation	399	421	373	1,252	1,200
Share-based compensation	49	38	24	222	184
Human resources	$2,890	$2,996	$2,866	$8,901	$8,450
Equipment	327	311	287	935	859
Occupancy	351	356	350	1,042	997
Communications	213	224	207	635	588
Professional fees	223	204	178	625	500
Amortization of other intangibles	180	178	171	532	490
Other	451	467	543	1,321	1,437
Non-interest expense	$4,635	$4,736	$4,602	$13,991	$13,321
Efficiency ratio (1)	52.5%	53.6%	51.2%	51.2%	51.8%
(1)	Efficiency ratio is calculated as non-interest expense divided by total revenue.
(2)	Amounts have been revised from those previously presented.

Q3 2015 vs. Q3 2014

Non-interest expense increased $33 million or 1%. Excluding the prior year loss of $40 million (before- and after-tax) related to the closing of the sale of RBC Jamaica, non-interest expense increased $73 million or 2%, including an increase of $196 million due to the impact of foreign exchange translation. Higher costs to support business growth were more than offset by lower variable compensation, and lower litigation provisions and related legal costs in Capital Markets, and continuing benefits from our efficiency management activities.

Our efficiency ratio of 52.5% increased 130 bps from 51.2% last year. Excluding the prior year specified item noted above, our efficiency ratio increased 180 bps from last year, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Q3 2015 vs. Q2 2015

Non-interest expense decreased $101 million or 2%, primarily due to lower variable compensation in Capital Markets and lower restructuring costs related to our U.S. & International Wealth Management business. These factors were partially offset by the unfavourable impact of seasonal factors, including additional days in the current quarter, and the impact of foreign exchange translation. The prior quarter included the loss of $23 million (before- and after-tax) related to the previously announced sale of RBC Suriname.

Our efficiency ratio of 52.5% decreased 110 bps from 53.6% last quarter. Excluding the gain of $108 million related to the release of CTA which favourably impacted revenue last quarter, our efficiency ratio decreased 180 bps from last quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Q3 2015 vs. Q3 2014 (Nine months ended)

Non-interest expense increased $670 million or 5%. Excluding the prior year specified items noted above, non-interest expense increased $810 million or 6%, mainly reflecting higher costs to support business growth, an increase due to the impact of foreign exchange translation, and restructuring costs in Wealth Management as noted above. These factors were partially offset by lower litigation provisions and related legal costs in Capital Markets.

Our efficiency ratio of 51.2% decreased 60 bps from 51.8% last year. Excluding the specified items in both the current and prior years noted above, our efficiency ratio of 51.4%, increased 20 bps from last year.

Non-interest expense and the efficiency ratio excluding the specified items noted above, are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

10        Royal Bank of Canada        Third Quarter 2015

Income taxes

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Income taxes	$792	$817	$718	$2,385	$2,094
Net income before income taxes	$3,267	$3,319	$3,096	$9,818	$8,765
Canadian statutory income tax rate (1)	26.3%	26.3%	26.3%	26.3%	26.3%
Lower average tax rate applicable to subsidiaries	(0.2)%	(0.3)%	(2.5)%	(0.7)%	(2.3)%
Tax-exempt income from securities	(3.2)%	(2.7)%	(4.3)%	(2.9)%	(3.5)%
Tax rate change	0.1%	0.6%	0.0%	0.2%	0.0%
Effect of previously unrecognized tax loss, tax credit or temporary differences	(0.1)%	0.0%	0.0%	0.0%	0.0%
Other	1.3%	0.7%	3.7%	1.4%	3.4%
Effective income tax rate (2)	24.2%	24.6%	23.2%	24.3%	23.9%
(1)	Blended Federal and Provincial statutory income tax rate.
(2)	Total income taxes as a percentage of net income before income taxes.

Q3 2015 vs. Q3 2014

Income tax expense increased $74 million or 10% from last year, mainly due to higher earnings before income taxes. The effective income tax rate of 24.2% increased 100 bps primarily due to lower tax-exempt income and the impact of increased income in higher tax rate jurisdictions in the current year. These factors were partially offset by lower unfavourable tax adjustments.

Q3 2015 vs. Q2 2015

Income tax expense decreased $25 million or 3% from last quarter, mainly due to lower earnings before income taxes. The effective income tax rate of 24.2% decreased 40 bps from 24.6% in the last quarter, mainly due to higher tax-exempt income.

Q3 2015 vs. Q3 2014 (Nine months ended)

Income tax expense increased $291 million or 14%, mainly due to higher earnings before income taxes. The effective income tax rate of 24.3% increased 40 bps primarily due to lower tax-exempt income and the impact of increased income in higher tax rate jurisdictions in the current year. These factors were partially offset by lower unfavourable tax adjustments.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain unchanged from October 31, 2014. For further details, refer to the How we measure and report our business segments section of our 2014 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2014 Annual Report.

The following table provides a summary of our ROE calculations:

	For the three months ended
	July 31 2015							April 30 2015	July 31 2014
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,264	$278	$172	$164	$530	$(9)	$2,399	$2,426	$2,297
Total average common equity (1), (2)	16,550	5,950	1,550	2,650	16,300	9,600	52,600	51,500	46,400
ROE (3)	30.3%	18.6%	43.6%	24.5%	12.9%	n.m.	18.1%	19.3%	19.6%

Royal Bank of Canada        Third Quarter 2015        11

	For the nine months ended
	July 31 2015							July 31 2014
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$3,686	$769	$478	$460	$1,721	$105	$7,219	$6,425
Total average common equity (1), (2)	16,300	5,900	1,550	2,550	16,300	8,500	51,100	45,300
ROE (3)	30.3%	17.5%	41.1%	24.2%	14.1%	n.m.	18.9%	19.0%
(1)	Average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results, and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and nine months ended July 31, 2015 with the corresponding periods in the prior year and the three months ended April 30, 2015 as well as, in the case of economic profit, measure relative contribution to shareholder value. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value.

The capital charge includes a charge for common equity and preferred shares. In 2014, we revised our cost of equity to 9.0% from 8.5% in 2013, largely as a result of higher long-term interest rates. For 2015, our cost of capital remains 9.0%.

The following table provides a summary of our Economic profit:

	For the three months ended
	July 31 2015							April 30 2015	July 31 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,281	$285	$173	$167	$545	$24	$2,475	$2,502	$2,378
add: Non-controlling interests	(1)	(1)	–	–	–	(24)	(26)	(29)	(26)
After-tax effect of amortization of other intangibles	4	17	–	5	1	–	27	30	29
Intangibles writedown	–	–	–	–	–	–	–	4	2
Adjusted net income (loss)	$1,284	$301	$173	$172	$546	$–	$2,476	$2,507	$2,383
less: Capital charge	392	140	36	63	386	227	1,244	1,176	1,107
Economic profit (loss)	$892	$161	$137	$109	$160	$(227)	$1,232	$1,331	$1,276

	For the nine months ended
	July 31 2015							July 31 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income	$3,736	$786	$481	$468	$1,764	$198	$7,433	$6,671
add: Non-controlling interests	(6)	(1)	–	(1)	–	(69)	(77)	(77)
After-tax effect of amortization of other intangibles	19	52	–	16	1	(1)	87	93
Intangibles writedown	–	4	–	–	–	–	4	2
Adjusted net income (loss)	$3,749	$841	$481	$483	$1,765	$128	$7,447	$6,689
less: Capital charge	1,140	412	108	178	1,140	599	3,577	3,220
Economic profit (loss)	$2,609	$429	$373	$305	$625	$(471)	$3,870	$3,469

12        Royal Bank of Canada        Third Quarter 2015

Results excluding specified items

Our results were impacted by the following specified items:

•	For the three months ended April 30, 2015 and the nine months ended July 31, 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of foreign CTA that was previously booked in OCE, which was recorded in Corporate Support in the second quarter of 2015;
•	For the three months ended July 31, 2014, a loss of $40 million (before- and after-tax) related to the closing of the sale of RBC Jamaica in our Personal & Commercial Banking segment; and
•	For the nine months ended July 31, 2014, a total loss of $100 million (before- and after-tax) related to the sale of RBC Jamaica, comprised of the loss of $40 million (before- and after-tax) noted above recorded in the third quarter of 2014 and a loss of $60 million (before- and after-tax) recorded in the first quarter of 2014, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, both in our Personal & Commercial Banking segment.

The following tables provide calculations of our consolidated and segment results and measures excluding these specified items for the nine months ended July 31, 2015, the three months ended April 30, 2015, and for the three and nine months ended July 31, 2014:

Consolidated

	For the three months ended (1)
	April 30 2015			July 31 2014
		Item excluded			Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Release of CTA	Adjusted	As reported (3)	Loss related to the sale of RBC Jamaica	Adjusted
Continuing operations
Total revenue	$8,830	$(108)	$8,722	$8,990	$–	$8,990
PCL	282	–	282	283	–	283
PBCAE	493	–	493	1,009	–	1,009
Non-interest expense	4,736	–	4,736	4,602	(40)	4,562
Net income before income taxes	$3,319	$(108)	$3,211	$3,096	$40	$3,136
Income taxes	817	–	817	718	–	718
Net income	$2,502	$(108)	$2,394	$2,378	$40	$2,418
Net income available to common shareholders	$2,426	$(108)	$2,318	$2,297	$40	$2,337
Average number of common shares (thousands)	1,442,078		1,442,078	1,442,312		1,442,312
Basic earnings per share (in dollars)	$1.68	$(0.07)	$1.61	$1.59	$0.03	$1.62
Average number of diluted common shares (thousands)	1,448,651		1,448,651	1,449,455		1,449,455
Diluted earnings per share (in dollars)	$1.68	$(0.07)	$1.61	$1.59	$0.03	$1.62
Average common equity	$51,500		$51,500	$46,400		$46,400
ROE (2)	19.3%		18.5%	19.6%		20.0%
Efficiency ratio	53.6%		54.3%	51.2%		50.7%
Effective tax rate	24.6%		25.4%	23.2%		22.9%

	For the nine months ended (1)
	July 31 2015			July 31 2014
		Item excluded			Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Release of CTA	Adjusted	As reported (3)	Loss related to the sale of RBC Jamaica	Provision for post-employment benefits and restructuring charges		Adjusted
Continuing operations
Total revenue	$27,302	$(108)	$27,194	$25,726	$–	$		$25,726
PCL	822	–	822	819	–			819
PBCAE	2,671	–	2,671	2,821	–			2,821
Non-interest expense	13,991	–	13,991	13,321	(100)		(40)	13,181
Net income before income taxes	$9,818	$(108)	$9,710	$8,765	$100		$40	$8,905
Income taxes	2,385	–	2,385	2,094	–		8	2,102
Net income	$7,433	$(108)	$7,325	$6,671	$100		$32	$6,803
Net income available to common shareholders	$7,219	$(108)	$7,111	$6,425	$100		$32	$6,557
Average number of common shares (thousands)	1,442,579		1,442,579	1,442,615				1,442,615
Basic earnings per share (in dollars)	$5.00	$(0.07)	$4.93	$4.45	$0.07		$0.02	$4.54
Average number of diluted common shares (thousands)	1,449,206		1,449,206	1,452,868				1,452,868
Diluted earnings per share (in dollars)	$4.99	$(0.07)	$4.92	$4.43	$0.07		$0.02	$4.52
Average common equity	$51,100		$51,100	$45,300				$45,300
ROE (2)	18.9%		18.6%	19.0%				19.4%
Efficiency ratio	51.2%		51.4%	51.8%				51.2%
Effective tax rate	24.3%		24.6%	23.9%				23.6%
(1)	There were no specified items for the three months ended July 31, 2015 or January 31, 2015.
(2)	ROE is based on actual balances of average common equity before rounding.
(3)	Amounts have been revised from those previously presented.

Royal Bank of Canada        Third Quarter 2015        13

Personal & Commercial Banking
	For the three months ended (1)
	July 31 2014
			Item excluded
(Millions of Canadian dollars, except percentage amounts)	As reported (2)		Loss related to the sale of RBC Jamaica	Adjusted
Total revenue	$3,462		$–	$3,462
PCL	284		–	284
Non-interest expense	1,632		(40)	1,592
Net income before taxes	1,546		40	1,586
Net income	$1,138		$40	$1,178
Selected balances and other information
Non-interest expense	$1,632		$(40)	$1,592
Total revenue	3,462		–	3,462
Efficiency ratio	47.1%			46.0%
Revenue growth rate	2.7%			2.7%
Non-interest expense growth rate	2.9%			0.4%
Operating leverage	(0.2%	)		2.3%

	For the nine months ended (1)
	July 31 2014
			Items excluded
(Millions of Canadian dollars, except percentage amounts)	As reported (2)		Loss related to the sale of RBC Jamaica	Provision for post-employment benefits and restructuring charges	Adjusted
Total revenue	$10,179		$–	$–	$10,179
PCL	789		–	–	789
Non-interest expense	4,877		(100)	(40)	4,737
Net income before taxes	4,513		100	40	4,653
Net income	$3,324		$100	$32	$3,456
Selected balances and other information
Non-interest expense	$4,877		$(100)	$(40)	$4,737
Total revenue	10,179				10,179
Efficiency ratio	47.9%				46.5%
Revenue growth rate	4.8%				4.8%
Non-interest expense growth rate	6.8%				3.7%
Operating leverage	(2.0%	)			1.1%
(1)	There were no specified items recorded in Personal & Commercial Banking for the three and nine months ended July 31, 2015.
(2)	Amounts have been revised from those previously presented.

14        Royal Bank of Canada        Third Quarter 2015

Personal & Commercial Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Net interest income	$2,543	$2,399	$2,475	$7,435	$7,296
Non-interest income	1,083	1,073	987	3,229	2,883
Total revenue	3,626	3,472	3,462	10,664	10,179
PCL	257	235	284	744	789
Non-interest expense	1,648	1,618	1,632	4,894	4,877
Net income before income taxes	1,721	1,619	1,546	5,026	4,513
Net income	$1,281	$1,200	$1,138	$3,736	$3,324
Revenue by business
Canadian Banking	$3,390	$3,244	$3,252	$9,970	$9,523
Caribbean & U.S. Banking	236	228	210	694	656
Selected balances and other information
ROE	30.3%	29.7%	29.4%	30.3%	29.2%
NIM (1)	2.72%	2.70%	2.79%	2.71%	2.79%
Efficiency ratio (2)	45.4%	46.6%	47.1%	45.9%	47.9%
Efficiency ratio adjusted (2), (3)	n.a.	n.a.	46.0%	n.a.	46.5%
Operating leverage	3.8%	2.1%	(0.2)%	4.4%	(2.0)%
Operating leverage adjusted (3)	1.2%	n.a.	2.3%	1.5%	1.1%
Effective income tax rate	25.6%	25.9%	26.4%	25.7%	26.3%
Average total earning assets (4)	$370,700	$365,100	$352,500	$366,200	$349,200
Average loans and acceptances (4)	369,100	363,800	351,500	364,800	348,500
Average deposits	299,200	294,400	279,100	295,800	276,700
AUA (5)	227,900	226,700	213,600	227,900	213,600
PCL on impaired loans as a % of average net loans and acceptances	0.28%	0.26%	0.32%	0.27%	0.30%

Estimated impact of U.S. dollar and Trinidad & Tobago dollar (TTD) translation on key income statement items (Millions of Canadian dollars, except percentage amounts)			For the three months ended		For the nine months ended
			Q3 2015 vs. Q3 2014	Q3 2015 vs. Q2 2015	Q3 2015 vs. Q3 2014
Increase (decrease):
Total revenue			$17	$2	$50
Non-interest expense			11	1	31
Net income			4	1	13
Percentage change in average US$ equivalent of C$1.00			(15)%	(2)%	(12)%
Percentage change in average TTD equivalent of C$1.00			(16)%	(2)%	(13)%
(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Measures have been adjusted by excluding the Q3 2014 loss of $40 million related to the closing of RBC Jamaica, and the Q1 2014 loss of $60 million related to the sale of RBC Jamaica and the provision of $40 million related to post-employment benefits and restructuring charges in the Caribbean. These are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.
(4)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2015 of $56.6 billion and $8.4 billion, respectively (April 30, 2015 – $56.7 billion and $7.9 billion; July 31, 2014 – $52.0 billion and $8.3 billion).
(5)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at July 31, 2015 of $21.7 billion and $8.4 billion, respectively (April 30, 2015 – $22.5 billion and $7.9 billion; July 31, 2014 – $23.1 billion and $8.3 billion).
n.a.	not applicable

Q3 2015 vs. Q3 2014

Net income increased $143 million or 13% compared to last year. Excluding the loss last year of $40 million (before- and after-tax) related to the closing of the sale of RBC Jamaica, net income increased $103 million or 9%, primarily due to solid volume growth and strong fee-based revenue growth across most businesses in Canada, and higher earnings in the Caribbean. This was partially offset by higher costs to support business growth and lower spreads.

Total revenue increased $164 million or 5%.

Canadian Banking revenue increased $138 million or 4%, reflecting solid volume growth across most businesses and strong fee-based revenue growth primarily attributable to strong net long-term fund sales and capital appreciation resulting in higher mutual fund distribution fees, and higher cards service and foreign exchange revenue. These factors were partially offset by lower spreads.

Caribbean & U.S. Banking revenue increased $26 million or 12% compared to last year, mainly due to the positive impact of foreign exchange translation. The prior year included revenue from RBC Jamaica.

Net interest margin decreased 7 bps mainly due to the change in the fourth quarter of 2014 in recording of certain loan fees in our business portfolio from Net interest income to Non-interest income, which reduced net interest margin by 3 bps. The lower interest rate environment and competitive pressures also contributed to the decrease.

PCL decreased $27 million and the PCL ratio decreased 4 bps mainly due to lower provisions in our Caribbean portfolios, partially offset by higher write-offs in our credit card portfolio and higher PCL in our personal lending and residential mortgage portfolios in Canada. For further details, refer to the Credit quality performance section.

Non-interest expense increased $16 million or 1%. Excluding the prior year loss related to the closing of the sale of RBC Jamaica noted above, non-interest expense increased $56 million or 4% mainly due to higher costs in support of business growth and an increase due to the impact of foreign exchange translation. These factors were partially offset by continuing benefits from our efficiency management activities. The prior year included expenses from RBC Jamaica.

Q3 2015 vs. Q2 2015

Net income increased $81 million or 7% from last quarter, reflecting the positive impact of seasonal factors, including additional days in the quarter, and strong fee-based revenue growth and solid volume growth across most businesses in Canada. These factors were

Royal Bank of Canada        Third Quarter 2015        15

partially offset by higher costs to support business growth and higher PCL. The prior quarter included the loss related to the previously announced sale of RBC Suriname.

Net interest margin increased 2 bps. Net interest margin in the prior quarter was unfavourably impacted by a cumulative accounting adjustment.

Q3 2015 vs. Q3 2014 (Nine months ended)

Net income increased $412 million or 12%. Excluding the loss last year of $100 million (before- and after-tax) related to the sale of RBC Jamaica and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, net income increased $280 million or 8%, largely due to solid volume growth and strong fee-based revenue growth across most businesses in Canada, as well as higher earnings in the Caribbean, partly offset by higher costs to support business growth and lower spreads.

Total revenue increased $485 million or 5% reflecting solid volume growth across most businesses in Canada and strong fee-based revenue growth primarily attributable to strong net long-term fund sales and capital appreciation resulting in higher mutual funds distribution fees, and higher cards service revenue. The positive impact of foreign exchange translation and the implementation of full-service pricing in the Caribbean also contributed to the increase. These factors were partly offset by lower spreads. The prior year included revenue from RBC Jamaica.

PCL decreased $45 million, with the PCL ratio decreasing 3 bps, largely due to lower provisions in our commercial lending and personal loans portfolios, partially offset by higher write-offs in our credit card portfolio.

Non-interest expense increased $17 million. Excluding the prior year specified items noted above, non-interest expense was up $157 million or 3%, mostly due to higher infrastructure, marketing, and staff costs to support business growth. Higher non-interest expense due to the impact of foreign exchange translation and the loss related to the previously announced sale of RBC Suriname as noted above also contributed to the increase. These factors were partially offset by continuing benefits from our efficiency management activities. The prior year included expenses related to RBC Jamaica.

Results excluding the specified items noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Net interest income	$2,381	$2,248	$2,331	$6,970	$6,863
Non-interest income	1,009	996	921	3,000	2,660
Total revenue	3,390	3,244	3,252	9,970	9,523
PCL	238	212	230	684	692
Non-interest expense	1,476	1,426	1,426	4,362	4,208
Net income before income taxes	1,676	1,606	1,596	4,924	4,623
Net income	$1,239	$1,191	$1,185	$3,650	$3,432
Revenue by business
Personal Financial Services	$1,949	$1,843	$1,857	$5,678	$5,442
Business Financial Services	780	745	771	2,317	2,266
Cards and Payment Solutions	661	656	624	1,975	1,815
Selected balances and other information
ROE	36.5%	37.1%	37.7%	36.8%	37.4%
NIM (1)	2.66%	2.64%	2.73%	2.66%	2.73%
Efficiency ratio (2)	43.5%	44.0%	43.8%	43.8%	44.2%
Operating leverage	0.7%	2.4%	1.7%	1.0%	1.0%
Effective income tax rate	26.1%	25.8%	25.8%	25.9%	25.8%
Average total earning assets (3)	$354,600	$349,000	$339,000	$350,400	$336,100
Average loans and acceptances (3)	360,300	354,700	344,000	356,000	340,900
Average deposits	282,000	277,000	264,100	278,700	261,500
AUA (4)	217,700	216,900	204,300	217,700	204,300
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.25%	0.26%	0.26%	0.27%
(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2015 of $56.6 billion and $8.4 billion, respectively (April 30, 2015 – $56.7 billion and $7.9 billion; July 31, 2014 – $52.0 billion and $8.3 billion).
(4)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at July 31, 2015 of $21.7 billion and $8.4 billion respectively (April 30, 2015 – $22.5 billion and $7.9 billion; July 31, 2014 – $23.1 billion and $8.3 billion).

Q3 2015 vs. Q3 2014

Net income increased $54 million or 5% compared to last year, reflecting solid volume growth and strong fee-based revenue growth across most businesses, partly offset by lower spreads.

Total revenue increased $138 million or 4% from last year.

Personal Financial Services revenue increased $92 million or 5%, largely due to volume growth in personal deposits and residential mortgages, and higher fee-based revenue primarily attributable to strong net long-term fund sales and capital appreciation resulting in higher mutual fund distribution fees.

Business Financial Services revenue increased $9 million or 1%, as solid volume growth in business deposits and loans was largely offset by lower spreads.

Cards and Payment Solutions revenue increased $37 million or 6%, mainly due to higher loan balances and transaction volumes.

16        Royal Bank of Canada        Third Quarter 2015

Net interest margin decreased 7 bps compared to last year mainly due to the change in the fourth quarter of 2014 in recording of certain loan fees, which reduced net interest margin by 3 bps. The lower interest rate environment and competitive pressures also contributed to the decrease.

PCL increased $8 million mainly due to higher write-offs in our credit card portfolio and higher PCL in our personal lending and residential mortgage portfolios. The PCL ratio remained flat.

Non-interest expense increased $50 million or 4%, due to higher costs to support business growth.

Q3 2015 vs. Q2 2015

Net income increased $48 million or 4% from last quarter, mainly due to the positive impact of seasonal factors, including additional days in the quarter, and strong fee-based revenue growth and solid volume growth across most businesses. These factors were partially offset by higher costs in support of business growth and higher PCL.

Net interest margin increased 2 bps. Net interest margin in the prior quarter was unfavourably impacted by a cumulative accounting adjustment.

Q3 2015 vs. Q3 2014 (Nine months ended)

Net income increased $218 million or 6% due to solid volume growth across most businesses and strong fee-based revenue growth, partially offset by higher costs to support business growth and lower spreads.

Total revenue increased $447 million or 5% reflecting solid volume growth across most businesses as well as strong fee-based revenue growth primarily attributable to strong net long-term fund sales and capital appreciation resulting in higher mutual fund distribution fees, and higher cards service revenue.

PCL decreased $8 million, with the PCL ratio decreasing 1 bp, mostly due to lower provisions in our commercial lending and small business portfolios, partially offset by higher write-offs in our credit card portfolio.

Non-interest expense increased $154 million or 4% mainly due to higher infrastructure, marketing, and staff costs to support business growth.

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Net interest income	$129	$122	$117	$375	$346
Non-interest income
Fee-based revenue	1,200	1,166	1,059	3,511	3,073
Transactional and other revenue	379	460	409	1,236	1,255
Total revenue	1,708	1,748	1,585	5,122	4,674
PCL	–	32	–	45	19
Non-interest expense	1,302	1,340	1,191	3,975	3,555
Net income before income taxes	406	376	394	1,102	1,100
Net income	$285	$271	$285	$786	$798
Revenue by business
Canadian Wealth Management	$561	$564	$555	$1,664	$1,603
U.S. & International Wealth Management	691	729	609	2,085	1,800
U.S. & International Wealth Management (US$ millions)	545	591	564	1,693	1,656
Global Asset Management (1)	456	455	421	1,373	1,271
Selected balances and other information
ROE	18.6%	18.3%	20.3%	17.5%	19.1%
Pre-tax margin (2)	23.8%	21.5%	24.9%	21.5%	23.5%
Number of advisors (3)	4,044	4,074	4,244	4,044	4,244
Average loans and acceptances	$17,700	$17,900	$15,900	$17,800	$15,400
Average deposits	40,500	40,600	35,900	40,300	35,600
AUA – total (4)	778,400	747,500	700,600	778,400	700,600
– U.S. & International Wealth Management (4)	488,500	459,400	419,500	488,500	419,500
– U.S. & International Wealth Management (US$ millions) (4)	373,900	381,500	384,400	373,900	384,400
AUM (4)	503,200	481,100	442,100	503,200	442,100
Average AUA	764,700	767,000	694,600	758,200	682,600
Average AUM	496,200	485,700	436,200	482,600	420,600

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended		For the nine months ended
	Q3 2015 vs. Q3 2014	Q3 2015 vs. Q2 2015	Q3 2015 vs. Q3 2014
Increase (decrease):
Total revenue	$88	$19	$202
Non-interest expense	75	16	175
Net income	8	2	13
Percentage change in average US$ equivalent of C$1.00	(15)%	(2)%	(12)%
Percentage change in average British pound equivalent of C$1.00	(7)%	(4)%	(4)%
Percentage change in average Euro equivalent of C$1.00	5%	(2)%	6%
(1)	Effective the first quarter of 2014, BlueBay results are no longer reported on a one-month lag. As a result, the first quarter of 2014 included four months of results from BlueBay.
(2)	Pre-tax margin is defined as net income before income taxes divided by Total revenue.
(3)	Represents client-facing advisors across all our wealth management businesses.
(4)	Represents period-end spot balances.

Royal Bank of Canada        Third Quarter 2015        17

Q3 2015 vs. Q3 2014

Net income of $285 million was flat from a year ago, as higher earnings from growth in average fee-based client assets was offset by lower transaction volumes and the change in fair value of our U.S. share-based compensation plan.

Total revenue increased $123 million or 8%, including the positive impact of foreign exchange translation of $88 million.

Canadian Wealth Management revenue increased $6 million or 1%, mainly due to growth in average fee-based client assets resulting from net sales and capital appreciation, largely offset by lower transaction volumes reflecting uncertain market conditions.

U.S. & International Wealth Management revenue increased $82 million or 13%. In U.S. dollars, revenue decreased $19 million, mainly due to lower transaction volumes reflecting uncertain market conditions, and the change in fair value of our U.S. share-based compensation plan.

Global Asset Management revenue increased $35 million or 8%, mainly due to growth in average fee-based client assets resulting from capital appreciation and net sales.

Non-interest expense increased $111 million or 9%, mainly reflecting an increase due to the impact of foreign exchange translation, higher costs to support business growth in Canadian Wealth Management and Global Asset Management, and additional restructuring costs of $5 million ($4 million after-tax) related to our U.S. & International Wealth Management business.

Q3 2015 vs. Q2 2015

Net income of $285 million increased $14 million or 5% from the prior quarter mainly due to lower PCL, lower restructuring costs related to our U.S. & International Wealth Management business and higher earnings from growth in average fee-based client assets. These factors were partially offset by lower transaction volumes.

Q3 2015 vs. Q3 2014 (Nine months ended)

Net income of $786 million decreased $12 million, mainly due to restructuring costs of $76 million ($53 million after-tax), lower transaction volumes, the change in fair value of our U.S. share-based compensation plan and higher PCL. These factors were mostly offset by higher earnings from growth in average fee-based client assets.

Total revenue increased $448 million or 10%, mainly due to growth in average fee-based client assets resulting from capital appreciation and net sales, and the positive impact of foreign exchange translation. These factors were partially offset by lower transaction volumes.

PCL increased $26 million mainly due to provisions on a couple of accounts related to our U.S. & International Wealth Management business.

Non-interest expense increased $420 million or 12%, mainly reflecting an increase due to the impact of foreign exchange translation, higher staff costs and infrastructure investments to support business growth in Canadian Wealth Management and Global Asset Management, the restructuring costs as noted above, and higher variable compensation driven by higher revenue.

Insurance

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Non-interest income
Net earned premiums	$843	$829	$923	$2,574	$2,802
Investment income (1)	52	(164)	381	788	779
Fee income	126	141	79	357	209
Total revenue	1,021	806	1,383	3,719	3,790
Insurance policyholder benefits and claims (1)	610	446	925	2,504	2,537
Insurance policyholder acquisition expense	46	47	84	167	284
Non-interest expense	153	156	143	455	430
Net income before income taxes	212	157	231	593	539
Net income	$173	$123	$214	$481	$525
Revenue by business
Canadian Insurance	$603	$337	$871	$2,430	$2,265
International Insurance	418	469	512	1,289	1,525
Selected balances and other information
ROE	43.6%	33.0%	53.2%	41.1%	45.5%
Premiums and deposits (2)	$1,252	$1,217	$1,310	$3,707	$3,846
Fair value changes on investments backing policyholder liabilities (1)	(37)	(300)	255	438	396

(1)	Investment income can experience volatility arising from fluctuation of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q3 2015 vs. Q3 2014

Net income decreased $41 million or 19% from a year ago, mainly due to a change in Canadian tax legislation impacting certain foreign affiliates which became effective November 1, 2014 and higher net claims costs in our life retrocession business. In addition, prior year results were impacted by favourable actuarial adjustments reflecting management actions and assumption changes. These factors were partially offset by higher earnings from a new U.K. annuity contract and a favourable impact of investment-related activities on the Canadian life business.

18        Royal Bank of Canada        Third Quarter 2015

Canadian Insurance revenue decreased $268 million or 31%, mainly due to the negative change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, largely offset in PBCAE. This factor was partially offset by business growth in our life, home and auto insurance businesses.

International Insurance revenue decreased $94 million or 18%, mainly due to a reduction of revenue related to our retrocession contracts, largely offset in PBCAE. This factor was partially offset by business growth including revenue from the new U.K. annuity contract.

PBCAE decreased $353 million or 35%, mainly due to the negative change in fair value of our investments backing our policyholder liabilities, and a reduction of PBCAE related to our retrocession contracts, which were largely offset in revenue. These factors were partially offset by business growth, including a new U.K. annuity contract, and higher claims costs as noted above.

Non-interest expense increased $10 million or 7%, primarily due to higher costs to support business growth.

Q3 2015 vs. Q2 2015

Net income increased $50 million or 41% from the prior quarter mainly due to lower net claims costs, largely in our life retrocession business, a favourable impact of investment-related activities on the Canadian life business, and higher earnings from a new U.K. annuity contract.

Q3 2015 vs. Q3 2014 (Nine months ended)

Net income decreased $44 million or 8%, mainly due to a change in Canadian tax legislation impacting certain foreign affiliates as noted above. In addition, prior year results were impacted by favourable actuarial adjustments as noted above. Higher net claims costs mainly in our International insurance business also contributed to the decrease. These factors were partially offset by higher earnings from new U.K. annuity contracts.

Total revenue decreased $71 million or 2%, mainly due to a reduction of revenue related to our retrocession contracts, largely offset in PBCAE. This factor was partially offset by business growth in International and Canadian Insurance, including higher revenue from new U.K. annuity contracts, and the positive change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE.

PBCAE decreased $150 million or 5%, mainly due to a reduction of PBCAE related to our retrocession contracts, which were largely offset in revenue, and lower claims costs in Canadian Insurance. These factors were partially offset by business growth in International Insurance, including new U.K. annuity contracts, and the positive change in fair value of investments backing our policyholder liabilities, largely offset in revenue. In addition, prior year results were impacted by favourable actuarial adjustments as noted above.

Non-interest expense increased $25 million or 6%, mainly due to higher staff costs to support business growth in Canadian Insurance.

Investor & Treasury Services

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Net interest income	$204	$198	$182	$598	$549
Non-interest income	352	330	298	992	859
Total revenue (1)	556	528	480	1,590	1,408
Non-interest expense	331	312	330	958	965
Net income before income taxes	225	216	150	632	443
Net income	$167	$159	$110	$468	$328
Selected balances and other information
ROE	24.5%	24.2%	20.1%	24.2%	20.0%
Average deposits	$144,200	$136,200	$110,200	$136,200	$111,900
Client deposits	52,000	48,800	42,700	48,300	41,900
Wholesale funding deposits	92,200	87,400	67,500	87,900	70,000
AUA (2)	3,990,900	3,846,900	3,546,100	3,990,900	3,546,100
Average AUA	3,924,300	3,798,500	3,481,977	3,796,100	3,429,000

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)			For the three months ended		For the nine months ended
			Q3 2015 vs. Q3 2014	Q3 2015 vs. Q2 2015	Q3 2015 vs. Q3 2014
Increase (decrease):
Total revenue			$(2)	$5	$(17)
Non-interest expense			(5)	4	(19)
Net income			2	0	0
Percentage change in average US$ equivalent of C$1.00			(15)%	(2)%	(12)%
Percentage change in average British pound equivalent of C$1.00			(7)%	(4)%	(4)%
Percentage change in average Euro equivalent of C$1.00			5%	(2)%	6%

(1)	Effective the third quarter of 2015, we have aligned the reporting period of Investor Services, which resulted in an additional month of earnings being included in the third quarter of 2015. The net impact of the additional month was recorded in revenue.
(2)	Represents period-end spot balances.

Royal Bank of Canada        Third Quarter 2015        19

Q3 2015 vs. Q3 2014

Net income increased $57 million or 52%, primarily due to an additional month of earnings in Investor Services of $42 million ($28 million after-tax), higher earnings from our foreign exchange businesses, and increased custodial fees. These factors were partially offset by lower funding and liquidity earnings.

Total revenue increased $76 million or 16%, mainly related to the impact of an additional month in Investor Services as noted above, higher revenue from our foreign exchange businesses reflecting increased client activity mainly due to market volatility, and higher custodial fees. These factors were partially offset by lower funding and liquidity revenue as the prior year benefitted from tighter credit spreads.

Non-interest expense increased $1 million, largely reflecting continuing benefits from our efficiency management activities.

Q3 2015 vs. Q2 2015

Net income increased $8 million or 5%, primarily related to an additional month of earnings in Investor Services as noted above, partially offset by lower funding and liquidity earnings driven by widening credit spreads.

Q3 2015 vs. Q3 2014 (Nine months ended)

Net income increased $140 million or 43%, driven by higher earnings from our foreign exchange businesses, an additional month of earnings in Investor Services as noted above, and increased custodial fees.

Total revenue increased $182 million or 13%, mainly due to higher revenue from our foreign exchange businesses reflecting increased client activity primarily due to market volatility, an additional month in Investor Services as noted above, and higher custodial fees.

Non-interest expense decreased $7 million, mainly due to continuing benefits from our efficiency management activities.

Capital Markets

(Millions of Canadian dollars, except percentage amounts)	As at or for the three months ended			As at or for the nine months ended
	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Net interest income (1)	$1,016	$940	$999	$2,872	$2,608
Non-interest income	1,030	1,307	1,186	3,454	3,259
Total revenue (1)	2,046	2,247	2,185	6,326	5,867
PCL	15	15	1	35	12
Non-interest expense	1,187	1,280	1,269	3,624	3,445
Net income before income taxes	844	952	915	2,667	2,410
Net income	$545	$625	$641	$1,764	$1,653
Revenue by business (2)
Corporate and Investment Banking	$1,006	$958	$965	$2,850	$2,591
Global Markets	1,070	1,323	1,184	3,542	3,175
Other	(30)	(34)	36	(66)	101
Selected balances and other information
ROE	12.9%	14.9%	16.9%	14.1%	15.3%
Average total assets	$465,200	$465,400	$391,500	$469,600	$384,000
Average trading securities	116,100	118,800	103,200	117,700	103,300
Average loans and acceptances	81,300	77,700	66,300	77,600	63,600
Average deposits	62,700	60,000	49,000	59,300	46,300
PCL on impaired loans as a % of average net loans and acceptances	0.07%	0.08%	0.01%	0.06%	0.02%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)			For the three months ended		For the nine months ended
			Q3 2015 vs. Q3 2014	Q3 2015 vs. Q2 2015	Q3 2015 vs. Q3 2014
Increase (decrease):
Total revenue			$174	$24	$434
Non-interest expense			114	21	252
Net income			37	1	112
Percentage change in average US$ equivalent of C$1.00			(15)%	(2)%	(12)%
Percentage change in average British pound equivalent of C$1.00			(7)%	(4)%	(4)%
Percentage change in average Euro equivalent of C$1.00			5%	(2)%	6%
(1)	The taxable equivalent basis (teb) adjustment for the three months ended July 31, 2015 was $133 million (April 30, 2015 – $115 million, July 31, 2014 – $174 million) and for the nine months ended July 31, 2015 was $357 million (July 31, 2014 – $391 million). For further discussion, refer to the How we measure and report our business segments section of our 2014 Annual Report.
(2)	Effective the first quarter of 2015, we reclassified amounts from Global Markets to Other related to certain proprietary trading strategies which we exited in the fourth quarter of 2014 to comply with the Volcker Rule. Prior period amounts have been revised from those previously presented.

Q3 2015 vs. Q3 2014

Net income decreased $96 million or 15% as compared to very strong results last year, driven by lower trading results due to less favourable market conditions as compared to the strong levels last year. A higher effective tax rate reflecting increased earnings in higher tax jurisdictions also contributed to the decrease, partially offset by lower variable compensation, the positive impact of foreign exchange translation, and growth in our corporate and investment banking businesses.

Total revenue decreased $139 million or 6%, which included the positive impact of foreign exchange translation.

20        Royal Bank of Canada        Third Quarter 2015

Corporate and Investment Banking revenue increased $41 million or 4%, which included the positive impact of foreign exchange translation, largely due to strong growth in M&A activity in the U.S. and Europe, and higher lending and debt origination activity mainly in the U.S. These factors were partially offset by lower equity origination in the U.S. and Canada as compared to robust levels last year.

Global Markets revenue decreased $114 million or 10%, primarily due to lower trading revenue as noted above. Lower equity origination in Canada and the U.S. as compared to robust levels last year also contributed to the decrease. These factors were partially offset by the positive impact of foreign exchange translation, and higher debt origination activity in the U.S. and Canada.

Other revenue decreased $66 million, mainly due to lower revenue in certain legacy portfolios.

PCL of $15 million increased $14 million, primarily due to provisions taken on a single account. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $82 million or 6%, largely due to lower variable compensation, and lower litigation provisions and related legal costs, partially offset by an increase due to the impact of foreign exchange translation.

Q3 2015 vs. Q2 2015

Net income decreased $80 million or 13%, primarily due to lower trading results reflecting less favourable market conditions, and lower origination activity as compared to the strong levels last quarter. These factors were partially offset by lower variable compensation and higher M&A activity in Europe and the U.S.

Q3 2015 vs. Q3 2014 (Nine months ended)

Net income increased $111 million or 7%, driven by strong business growth, reflecting our continued focus on origination and lending, higher trading results, and the positive impact of foreign exchange translation. These factors were partially offset by higher costs to support business growth, and a higher effective tax rate reflecting increased earnings in higher tax jurisdictions, largely in the U.S.

Total revenue increased $459 million or 8%, mainly due to the positive impact of foreign exchange translation, strong growth in debt origination reflecting increased issuance activity in the U.S., growth in lending largely in the U.S. and Europe, and higher M&A activity. Higher trading revenue reflecting increased client activity and more favourable market conditions in the first half of the year also contributed to the increase. These factors were partially offset by lower equity origination activity across all regions as compared to the strong levels in the prior year.

PCL of $35 million increased $23 million from the prior year, primarily due to provisions taken on a few accounts.

Non-interest expense increased $179 million or 5%, largely reflecting an increase due to the impact of foreign exchange translation, and higher costs to support business growth. These factors were partially offset by lower litigation provisions and related legal costs, and lower variable compensation.

Corporate Support

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Net interest income (loss) (1)	$(109)	$(102)	$(126)	$(309)	$(243)
Non-interest income (loss)	(20)	131	21	190	51
Total revenue (1)	(129)	29	(105)	(119)	(192)
PCL	(2)	–	(2)	(1)	(1)
Non-interest expense	14	30	37	84	49
Net income (loss) before income taxes (1)	(141)	(1)	(140)	(202)	(240)
Income taxes (recoveries) (1)	(165)	(125)	(130)	(400)	(283)
Net income (2)	$24	$124	$(10)	$198	$43

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended July 31, 2015 was $24 million (April 30, 2015 – $22 million; July 31, 2014 – $23 million), and for the nine months ended July 31, 2015 was $69 million (July 31, 2014 – $69 million).

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended July 31, 2015 was $133 million as compared to $115 million in the prior quarter and $174 million last year. For the nine months ended July 31, 2015, the amount was $357 million as compared to $391 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2014 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q3 2015

Net income was $24 million, largely reflecting asset/liability management activities.

Q2 2015

Net income was $124 million, largely reflecting a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE, and asset/liability management activities.

Royal Bank of Canada        Third Quarter 2015        21

Q3 2014

Net loss was $10 million largely reflecting net unfavourable tax adjustments, mostly offset by asset/liability management activities.

Q3 2015 (Nine months ended)

Net income was $198 million, largely reflecting the gain of $108 million through the release of CTA as noted above, a gain on sale of a real estate asset in Q1 2015 and asset/liability management activities.

Q3 2014 (Nine months ended)

Net income was $43 million, largely reflecting asset/liability management activities and gains on private equity investments, partially offset by net unfavourable tax adjustments.

Results by geographic segment (1)

For geographic reporting, our segments are grouped into the following: Canada, U.S., and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region.

	For the three months ended									For the nine months ended
	July 31 2015			April 30 2015 (2)			July 31 2014 (2)			July 31 2015			July 31 2014 (2)
(Millions of Canadian dollars)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$5,546	$1,679	$1,603	$5,304	$1,848	$1,678	$5,624	$1,641	$1,725	$17,261	$5,186	$4,855	$16,089	$4,654	$4,983
Net income	$1,868	$254	$353	$1,866	$321	$315	$1,764	$295	$319	$5,545	$851	$1,037	$4,952	$837	$882

(1)	For further details, refer to Note 30 of our audited 2014 Annual Consolidated Financial Statements.
(2)	Amounts have been revised from those previously presented.

Q3 2015 vs. Q3 2014

Net income in Canada was up $104 million or 6% from the prior year, mainly due to solid volume growth and strong fee-based revenue growth across most businesses in Canadian Banking, and higher earnings in Investor & Treasury Services. These factors were partially offset by lower trading results due to less favourable market conditions and lower equity origination activity as compared to the strong levels last year, higher costs in support of business growth, and lower spreads.

U.S. net income decreased $41 million or 14% compared to last year, primarily due to lower trading results as a result of less favourable market conditions and lower equity origination activity as compared to strong levels last year, partially offset by strong growth in M&A activity and the positive impact of foreign exchange translation.

Other International net income was up $34 million or 11% from the prior year. The positive impact of foreign exchange translation, lower provisions in our Caribbean portfolios, and higher M&A activity, were largely offset by lower trading results. In addition, our prior year results were unfavourably impacted by the loss of $40 million (before- and after-tax) related to the closing of the sale of RBC Jamaica.

Q3 2015 vs. Q2 2015

Net income in Canada was up $2 million from the prior quarter, due to the positive impact of seasonal factors, including additional days in the quarter, and strong fee-based revenue growth and solid volume growth across most businesses in Canadian Banking. In addition, our prior quarter results were favourably impacted by a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE, which was recorded in Corporate Support.

U.S. net income decreased $67 million or 21% from the prior quarter, primarily due to lower trading results as noted above, partially offset by higher M&A activity.

Other International net income was up $38 million or 12% from the prior quarter, mainly due to higher earnings from a new U.K. annuity contract. In addition, our results in the prior quarter were unfavourably impacted by the loss related to the announced sale of RBC Suriname.

Q3 2015 vs. Q3 2014 (Nine months ended)

Net income in Canada was up $593 million or 12% from the prior year, mainly due solid volume growth and strong fee-based revenue growth across most businesses in Canadian Banking, and higher earnings in our Investor & Treasury Services businesses. The gain recorded in Corporate Support through the release of CTA as noted above also contributed to the increase. These factors were partially offset by higher costs in support of business growth and lower spreads.

U.S. net income was up $14 million or 2% from the prior year including the positive impact of foreign exchange translation, primarily due to strong business growth in Capital Markets, reflecting our continued focus on origination and lending, and higher trading results. This factor was partially offset by higher restructuring costs related to our U.S. & International Wealth Management business, a higher effective tax rate in Capital Markets, and higher PCL in Wealth Management.

Other International net income was up $155 million or 18% as the prior year was unfavourably impacted by a loss of $100 million (before- and after-tax) related to the sale of RBC Jamaica, a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, and lower PCL.

22        Royal Bank of Canada        Third Quarter 2015

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)

	2015			2014				2013
(Millions of Canadian dollars, except per share and percentage amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net interest income	$3,783	$3,557	$3,631	$3,560	$3,647	$3,449	$3,460	$3,351
Non-interest income	5,045	5,273	6,013	4,822	5,343	4,827	5,000	4,568
Total revenue	$8,828	$8,830	$9,644	$8,382	$8,990	$8,276	$8,460	$7,919
PCL	270	282	270	345	283	244	292	334
PBCAE	656	493	1,522	752	1,009	830	982	878
Non-interest expense	4,635	4,736	4,620	4,340	4,602	4,332	4,387	4,151
Net income before income taxes	$3,267	$3,319	$3,232	$2,945	$3,096	$2,870	$2,799	$2,556
Income taxes	792	817	776	612	718	669	707	455
Net income	$2,475	$2,502	$2,456	$2,333	$2,378	$2,201	$2,092	$2,101
EPS – basic	$1.66	$1.68	$1.66	$1.57	$1.59	$1.47	$1.39	$1.40
– diluted	1.66	1.68	1.65	1.57	1.59	1.47	1.38	1.39
Segments – net income (loss)
Personal & Commercial Banking	$1,281	$1,200	$1,255	$1,151	$1,138	$1,115	$1,071	$1,070
Wealth Management	285	271	230	285	285	278	235	202
Insurance	173	123	185	256	214	154	157	107
Investor & Treasury Services	167	159	142	113	110	112	106	91
Capital Markets	545	625	594	402	641	507	505	469
Corporate Support	24	124	50	126	(10)	35	18	162
Net income	$2,475	$2,502	$2,456	$2,333	$2,378	$2,201	$2,092	$2,101
Effective income tax rate	24.2%	24.6%	24.0%	20.8%	23.2%	23.3%	25.3%	17.8%
Period average US$ equivalent of C$1.00	$0.789	$0.806	$0.839	$0.900	$0.925	$0.907	$0.926	$0.960

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Specified items affecting our consolidated results

•	In the second quarter of 2015, our results included a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE.
•	In the third quarter of 2014, our results included a loss of $40 million (before- and after-tax) which includes foreign currency translation related to the closing of the sale of RBC Jamaica.
•	In the first quarter of 2014, our results included a loss of $60 million (before- and after-tax) related to the announced sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.
•	In the fourth quarter of 2013, our results included a charge of $160 million ($118 million after-tax) as a result of tax legislation in Canada, which affects policyholders’ tax treatment of certain individual life insurance policies, as well as net favourable income tax adjustments, including a $124 million income tax adjustment related to prior years.

Trend analysis

The Canadian and U.S. economies have generally improved over the period, reflecting solid consumer spending, stronger labour markets and firm housing market activity. Since the third quarter of 2014, growth in Canada has moderated with growth contracting in the first two calendar quarters of 2015 due to the sharp decline in global oil prices, and weak export activity. Global equity indices experienced volatility throughout the period resulting from geopolitical uncertainty, the possibility of Euro area recession, and the lower global oil prices. For further details, refer to the Economic and market review and outlook section.

Earnings have generally trended upwards over the period, driven by solid volume growth and higher fee-based revenue growth in our Canadian Banking businesses and higher earnings from growth in average-fee based client assets reflecting capital appreciation and strong net sales in Wealth Management. Capital Markets results have generally trended upwards since the fourth quarter of 2013, and were negatively impacted in the fourth quarter of 2014 by the exit of certain proprietary trading strategies to comply with the Volcker Rule and the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives. Results in our Insurance segment have fluctuated over the period, as the fourth quarter of 2013 was impacted by an unfavourable charge resulting from tax legislation in Canada as noted above, while results in 2015 were impacted by an unfavourable change in Canadian tax legislation impacting certain foreign affiliates, which became effective November 1, 2014. Investor & Treasury Services results have generally trended upwards over the period largely due to benefits from our efficiency management activities, and strong growth in our foreign exchange businesses reflecting favourable market conditions since the first quarter of 2015. In addition, Investor & Treasury Services results in the third quarter of 2015 benefited from an additional month of earnings as a result of aligning reporting periods.

Revenue generally trended upwards over the period, mostly due to solid volume growth and higher fee-based revenue growth in our Canadian Banking businesses, and growth in average fee-based client assets in Wealth Management. Trading revenue has generally trended upwards since the fourth quarter of 2013, and was unfavourably impacted in the fourth quarter of 2014 by the exit

Royal Bank of Canada        Third Quarter 2015        23

of certain proprietary trading strategies and the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives. Canadian Banking revenue in the fourth quarter of 2014 was favourably impacted by net cumulative accounting adjustments. Net interest income has trended upwards over the period, largely due to solid volume growth across our Canadian Banking businesses, and higher trading related net interest income and solid lending activity in Capital Markets. Starting in the first quarter of 2014, the positive impact of foreign exchange translation due to a generally weaker Canadian dollar has also contributed to the increase in revenue. Insurance revenue is primarily impacted by changes in the fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE. Investor & Treasury Services revenue in the third quarter of 2015 included an additional month as noted above.

Asset quality remained strong over the period despite increased lending and has resulted in PCL remaining relatively stable over the period. The fourth quarter of 2014 included an additional provision in Personal & Commercial Banking related to our impaired residential mortgages portfolio in the Caribbean. Wealth Management had provisions in the last quarter of 2013 and the first quarter of 2014 related to a few accounts, as well as provisions in the first two quarters of 2015 on a couple of accounts related to our U.S. & International Wealth Management business. PCL in Capital Markets has fluctuated over the period.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities, which is largely offset in revenue. PBCAE has also been impacted by volume growth in our Insurance businesses as well as actuarial liability adjustments and generally lower claims costs. PBCAE in the fourth quarter of 2013 included a charge as a result of tax legislation in Canada as noted above.

While we continue to focus on efficiency management activities, non-interest expense has generally trended upwards over the period, mostly to support business growth. Restructuring costs related to our U.S. and International Wealth Management businesses have impacted non-interest expense since the fourth quarter of 2014. The first quarter of 2014 was impacted by the loss related to the sale of RBC Jamaica and a provision in the Caribbean, while the third quarter of 2014 was impacted by a loss including foreign currency translation related to the closing of the sale of RBC Jamaica. The second quarter of 2015 was impacted by the loss related to the previously announced sale of RBC Suriname. Since the first quarter of 2014, non-interest expense has increased due to the impact of foreign exchange translation generally reflecting the weaker Canadian dollar.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of income being reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources such as Canadian taxable corporate dividends. Our effective income tax rate was impacted in the second quarter of 2015 by a gain through the release of CTA as noted above, and has generally been impacted over the period by higher earnings before income taxes, increased earnings in higher tax jurisdictions, and by net favourable tax adjustments.

Financial condition

Condensed balance sheets (1)

	As at
(Millions of Canadian dollars)	July 31 2015	April 30 2015	October 31 2014	July 31 2014
Assets
Cash and due from banks	$19,976	$18,393	$17,421	$16,297
Interest-bearing deposits with banks	10,731	4,402	8,399	5,383
Securities	235,515	222,643	199,148	199,114
Assets purchased under reverse repurchase agreements and securities borrowed	172,659	163,368	135,580	135,205
Loans
Retail	343,463	336,064	334,269	329,999
Wholesale	121,214	114,283	102,954	102,348
Allowance for loan losses	(2,078)	(2,037)	(1,994)	(1,926)
Segregated fund net assets	821	780	675	645
Other – Derivatives	112,459	107,004	87,402	72,823
– Other	70,413	67,272	56,696	53,982
Total assets	$1,085,173	$1,032,172	$940,550	$913,870
Liabilities
Deposits	$694,236	$651,551	$614,100	$601,691
Segregated fund liabilities	821	780	675	645
Other – Derivatives	116,083	112,219	88,982	75,096
– Other	204,761	201,580	174,431	176,131
Subordinated debentures	7,374	7,795	7,859	6,810
Total liabilities	1,023,275	973,925	886,047	860,373
Equity attributable to shareholders	60,103	56,431	52,690	51,714
Non-controlling interests	1,795	1,816	1,813	1,783
Total equity	61,898	58,247	54,503	53,497
Total liabilities and equity	$1,085,173	$1,032,172	$940,550	$913,870

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Our consolidated balance sheet was impacted by foreign exchange translation which increased our total assets and our total liabilities and equity by approximately $94 billion compared to last year, $95 billion compared to October 31, 2014, and $35 billion compared to last quarter due to the weaker Canadian dollar.

24        Royal Bank of Canada        Third Quarter 2015

Q3 2015 vs. Q3 2014

Total assets were up $171 billion or 19% from last year, including an increase due to the impact of foreign exchange translation as noted above.

Interest-bearing deposits with banks increased $5 billion, largely reflecting higher deposits with central banks.

Securities were up $36 billion or 18% compared to last year, primarily reflecting an increase due to the impact of foreign exchange translation, and higher government and corporate debt securities largely as a result of our management of liquidity and funding risk and increased client activity.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $37 billion or 28%, mainly attributable to an increase due to the impact of foreign exchange translation and increased client and business activities.

Loans were up $32 billion or 7%, predominantly due to solid volume growth in residential mortgages, growth in wholesale loans, and an increase due to the impact of foreign exchange translation.

Derivative assets were up $40 billion or 54%, mainly attributable to an increase due to the impact of foreign exchange translation and increased fair values on interest rate swaps, partially offset by increased financial netting.

Other assets were up $16 billion or 30%, largely reflecting higher cash collateral requirements and an increase due to the impact of foreign exchange translation.

Total liabilities were up $163 billion or 19% from last year, including an increase due to the impact of foreign exchange translation as noted above.

Deposits increased $93 billion or 15%, mainly reflecting an increase due to the impact of foreign exchange translation, the issuance of fixed term notes to satisfy our funding requirements, and growth in business and retail deposits.

Derivative liabilities were up $41 billion or 55%, mainly attributable to an increase due to the impact of foreign exchange translation and increased fair values on interest rate swaps, partially offset by increased financial netting.

Other liabilities increased $29 billion or 16%, mainly reflecting an increase due to the impact of foreign exchange translation and higher obligations related to repurchase agreements. An increase in cash collateral requirements also contributed to the increase.

Total equity increased $8 billion or 16%, largely reflecting an increase due to the impact of foreign exchange translation and earnings, net of dividends.

Q3 2015 vs. Q2 2015

Total assets increased $53 billion or 5% from the prior quarter, primarily attributable to an increase due to the impact of foreign exchange translation, solid volume growth in residential mortgages, higher deposits with central banks, and an increase in derivative assets due to higher fair values on cross-currency interest rate swaps and lower financial netting.

Total liabilities increased $49 billion or 5% from the prior quarter, primarily attributable to an increase due to the impact of foreign exchange translation, the issuance of fixed-term notes to satisfy our funding requirements, and growth in business deposits.

Q3 2015 vs. Q4 2014

Total assets increased $145 billion or 15%, mainly attributable to an increase due to the impact of foreign exchange translation and an increase in reverse repos largely due to higher client activity. Higher government debt securities, growth in wholesale loans and residential mortgages, and an increase in cash collateral requirements also contributed to the increase. These factors were partially offset by a decrease in derivative assets due to lower fair values on interest rate swaps and increased financial netting.

Total liabilities increased $137 billion or 15%, mainly reflecting an increase due to the impact of foreign exchange translation, higher deposits largely reflecting our issuance of fixed-term notes to satisfy funding requirements and increased client activity, and higher obligations related to repurchase agreements. These factors were partially offset by a decrease in derivative liabilities due to the reasons noted above.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Please refer to pages 43 to 46 of our 2014 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have effectively transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, to enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program. The majority of our securitization activities are recorded on our Consolidated Balance Sheets as we do not meet the derecognition criteria. During the second quarter, we derecognized $967 million of purchased mortgages where both the NHA MBS and the residual interests in the mortgages were sold to third parties resulting in the transfer of substantially all of the risks and rewards. There were no such

Royal Bank of Canada        Third Quarter 2015        25

transactions in the current quarter or prior year. For additional details of our securitization activities, refer to Note 6 and Note 7 of our audited 2014 Annual Consolidated Financial Statements.

We periodically securitize residential mortgage loans for the Canadian social housing program through the NHA MBS program, which are derecognized from our Consolidated Balance Sheets when sold to third party investors. During the third quarter of 2015, we did not have any securitization transactions of residential mortgage loans for the Canadian social housing program (April 30, 2015 – $63 million; July 31, 2014 – $80 million).

We also periodically securitize commercial mortgages by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to structured entities, one of which is sponsored by us. Securitized commercial mortgage loans are derecognized from our Consolidated Balance Sheets as we have transferred substantially all of the risk and rewards of ownership of the securitized assets. Our continuing involvement with the transferred assets is limited to servicing the underlying commercial mortgages sold to our sponsored structured entity. As at July 31, 2015, there were $1.3 billion of commercial mortgages outstanding related to these securitization activities (April 30, 2015 – $1.2 billion and July 31, 2014 – $1.2 billion). During the current quarter, we securitized $195 million of commercial mortgages which were sold to our sponsored entity (April 30, 2015 - nil and July 31, 2014 – nil).

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our audited 2014 Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. As at July 31, 2015, our maximum exposure to loss from these conduits was $39 billion (April 30, 2015 – $39 billion; July 31, 2014 – $32 billion), primarily representing backstop liquidity and partial credit enhancement facilities extended to the conduits.

As at July 31, 2015, the notional amount of backstop liquidity facilities we provided was $39 billion (April 30, 2015 – $39 billion; July 31, 2014 – $32 billion) and the partial credit enhancement facilities we provided were $3.7 billion (April 30, 2015 – $3.7 billion; July 31, 2014 – $2.9 billion). The increases in the amount of backstop liquidity and credit enhancement facilities provided to the multi-seller conduits compared to the prior year primarily reflect an increase in the outstanding securitized assets of the multi-seller conduits and fluctuations in exchange rates.

Total loans extended to the multi-seller conduits under the backstop liquidity facilities were $774 million, a decrease of $132 million from the prior quarter and a decrease of $78 million from the prior year due mainly to principal repayments, partially offset by fluctuations in the exchange rates. Total assets of the multi-seller conduits as at July 31, 2015 were $38 billion (April 30, 2015 – $38 billion; July 31, 2014 – $31 billion). The increase from the prior year was primarily due to increases in the Student loans, Auto loans and leases, Transportation finance and Consumer loans asset classes and fluctuations in exchange rates.

As at July 31, 2015, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $26 billion (April 30, 2015 – $26 billion; July 31, 2014 – $20 billion). The rating agencies that rate the ABCP rated 71% of the total amount issued within the top ratings category (April 30, 2015 – 71%; July 31, 2014 – 72%) and the remaining amount in the second highest ratings category. We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at July 31, 2015, the fair value of our inventory was $34 million, an increase of $27 million from the prior quarter and an increase of $2 million from the prior year. The fluctuations in inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities of trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. Our maximum exposure to loss in these auction rate securities trusts as at July 31, 2015 was $0.5 billion (April 30, 2015 – $0.6 billion; July 31, 2014 – $0.9 billion). The decrease in our maximum exposure to loss is primarily related to the sale of auction rate securities, partially offset by exchange rate differences. As at July 31, 2015, approximately 89% of these investments were rated AA or higher based on ratings published by Standard & Poor’s.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at July 31, 2015, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $0.8 billion (April 30, 2015 – $0.9 billion; July 31, 2014 – $0.7 billion). The decrease in our maximum exposure to loss relative to the prior quarter is primarily related to the decrease in the number of TOB trusts. The increase in our maximum exposure to loss relative to the prior year is primarily related to the additions of new TOB trusts.

During fiscal 2014, we entered the collateralized loan obligation market as a senior warehouse lender and structuring and placement agent. We provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations. A portion of the proceeds from the sale of the term collateralized loan obligations certificates is used to fully repay the senior warehouse financing that we provide. As at July 31, 2015, our maximum exposure to loss associated with the outstanding senior warehouse financing facilities was $135 million (April 30, 2015 – $318 million; July 31, 2014 – $305 million). The decreases in our maximum exposure to loss relative to the prior quarter and prior year are related to a decrease in the outstanding drawings on certain financing facilities.

26        Royal Bank of Canada        Third Quarter 2015

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds and other investment funds. These transactions provide their investors with the desired exposure to the reference funds, and we economically hedge our exposure from these derivatives by investing in those third party managed reference funds. Our maximum exposure as at July 31, 2015, which is primarily related to our investments in such reference funds, was $3 billion (April 30, 2015 – $3.2 billion; July 31, 2014 – $3.3 billion). The decreases in our maximum exposure compared to the prior quarter and prior year are primarily due to redemptions of funds, partially offset by exchange rate differences.

We also provide liquidity facilities to certain third party investment funds that issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at July 31, 2015, our maximum exposure to these funds was $744 million (April 30, 2015 – $686 million; July 31, 2014 – $621 million). The increases in our maximum exposure compared to the prior quarter and prior year are primarily due to exchange rate differences.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at July 31, 2015, our maximum exposure to loss in these entities was $9.8 billion (April 30, 2015 – $4.3 billion; July 31, 2014 – $2.3 billion). The increases in our maximum exposure compared to the prior quarter and prior year reflect additional securitized assets and exchange rate fluctuations.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at July 31, 2015 was $308 billion (April 30, 2015 – $282 billion; July 31, 2014 – $246 billion). The increases compared to the prior quarter and prior year relate primarily to the impact of exchange rate fluctuations and business growth in Other commitments and Securities lending indemnifications. Refer to Liquidity and funding risk and Note 26 of our audited 2014 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	July 31 2015						April 30 2015	October 31 2014
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Other (2)	Repo-style transactions	Derivatives (3)	Total exposure (4)	Total exposure (4)	Total exposure (4)
Residential mortgages	$229,088	$–	$188	$–	$–	$229,276	$222,751	$219,454
Personal	94,819	88,060	146	–	–	183,025	181,353	180,140
Credit cards	15,544	21,730	–	–	–	37,274	38,262	36,613
Small business (5)	4,012	5,246	8	–	–	9,266	9,039	8,707
Retail	$343,463	$115,036	$342	$–	$–	$458,841	$451,405	$444,914
Business (5)
Agriculture	$5,981	$1,089	$84	$–	$100	$7,254	$7,159	$6,879
Automotive	7,061	4,928	403	–	1,352	13,744	13,054	12,085
Consumer goods	7,020	6,971	575	–	482	15,048	13,922	14,189
Energy
Oil and gas	7,483	13,318	1,374	–	755	22,930	20,713	18,589
Utilities	5,445	12,551	2,781	66	1,571	22,414	20,300	18,118
Non-bank financial services	6,031	12,278	17,812	194,316	32,153	262,590	233,714	212,681
Forest products	1,105	464	106	–	37	1,712	1,777	1,557
Industrial products	4,718	5,662	528	–	634	11,542	10,892	10,321
Mining & metals	1,442	3,894	957	–	306	6,599	5,934	5,240
Real estate & related	33,149	9,559	1,884	62	388	45,042	43,246	40,185
Technology & media	6,533	9,438	596	3	1,589	18,159	15,879	14,995
Transportation & environment	6,043	4,009	2,081	–	1,499	13,632	12,808	11,568
Other	35,283	18,613	14,852	6,237	13,540	88,525	75,825	65,618
Sovereign (5)	5,282	5,863	58,969	31,858	10,371	112,343	103,251	91,762
Bank (5)	1,399	1,034	86,033	109,312	27,397	225,175	209,149	192,824
Wholesale	$133,975	$109,671	$189,035	$341,854	$92,174	$866,709	$787,623	$716,611
Total exposure	$477,438	$224,707	$189,377	$341,854	$92,174	$1,325,550	$1,239,028	$1,161,525

(1)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(2)	Includes credit equivalent amounts for contingent liabilities such as letters of credit and guarantees, outstanding amounts for available-for-sale (AFS) debt securities, deposits with financial institutions and other assets.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Gross credit risk exposure is before allowance for loan losses. Exposures under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit (HELOC) are included in Personal.
(5)	Refer to Note 5 of our audited 2014 Annual Consolidated Financial Statements for the definitions of these terms.

Royal Bank of Canada        Third Quarter 2015        27

Q3 2015 vs. Q2 2015

Total gross credit risk exposure increased $87 billion or 7% from the prior quarter, primarily reflecting an increase due to the impact of foreign exchange translation, growth in loans and acceptances and higher deposits with central banks.

Retail exposure increased $7 billion or 2%, mainly due to volume growth in Canadian residential mortgages and personal loans, partly offset by a decrease in exposure to credit cards.

Wholesale exposure increased $79 billion or 10%, primarily attributable to an increase in Other lending-related exposure related to deposits with central banks and AFS securities, higher loans and acceptances reflecting solid growth across most sectors, and an increase in derivative assets due to higher fair values on cross currency interest rate swaps and lower financial netting. The growth also reflects an increase due to the impact of foreign exchange translation on foreign currency-denominated assets as a result of a weaker Canadian dollar. Wholesale loan utilization is marginally down to 37% from 38% last quarter.

Gross credit risk exposure by geography (1)

	As at
	July 31 2015						April 30 2015	October 31 2014
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives	Total exposure	Total exposure	Total exposure
Canada	$404,426	$149,903	$75,847	$59,035	$28,137	$717,348	$704,057	$674,079
U.S.	39,125	55,789	37,420	172,627	14,625	319,586	272,496	258,167
Europe	18,653	15,549	56,772	64,957	44,526	200,457	182,112	163,066
Other International	15,234	3,466	19,338	45,235	4,886	88,159	80,363	66,213
Total Exposure	$477,438	$224,707	$189,377	$341,854	$92,174	$1,325,550	$1,239,028	$1,161,525

(1)	Geographic profile is based on country of residence of the borrower.

Q3 2015 vs. Q2 2015

Relative to the previous quarter, the U.S. exposure increased 17%, Europe 10%, Other International 10% and Canada 2% largely reflecting an increase due to the impact of foreign exchange translation, volume increases and higher deposits with central banks.

European exposure

	As at
	July 31 2015							April 30 2015	October 31 2014
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe	$18,653	$15,549	$31,592	$25,180	$64,957	$44,526	$200,457	$182,112	$163,066
Less: Collateral held against repo-style transactions	–	–	–	–	63,642	–	63,642	61,179	51,386
Potential future credit exposure add-on amount	–	–	–	–	–	29,961	29,961	26,461	22,403
Undrawn commitments	–	15,549	–	25,180	–	–	40,729	39,449	38,079
Gross drawn exposure to Europe	$18,653	$–	$31,592	$–	$1,315	$14,565	$66,125	$55,023	$51,198
Less: Collateral applied against derivatives	–	–	–	–	–	10,665	10,665	9,640	8,249
Add: Trading securities	–	–	13,895	–	–	–	13,895	14,379	15,471
Net exposure to Europe (3)	$18,653	$–	$45,487	$–	$1,315	$3,900	$69,355	$59,762	$58,420

(1)	These amounts are comprised of $14.4 billion to corporate entities, $0.3 billion to financial entities and $0.8 billion to sovereign entities. On a country basis, exposure is comprised of $7.0 billion to the U.K., $2.4 billion to France, $1.9 billion to Germany, $0.4 billion to Ireland, $0.1 billion to Spain, and $0.1 billion to Italy, with the remaining $3.4 billion related to Other Europe. Of the undrawn commitments, over 80% are to investment grade entities.
(2)	Securities include $13.9 billion of trading securities (April 30, 2015 – $14.4 billion), $17.6 billion of deposits (April 30, 2015 – $13.6 billion), and $14.0 billion of AFS securities (April 30, 2015 – $10.3 billion).
(3)	Excludes $3.1 billion (April 30, 2015 – $3.9 billion) of exposures to supranational agencies.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at July 31, 2015 was $200 billion. Our gross drawn exposure to Europe was $66 billion, after taking into account collateral held against repo-style transactions of $64 billion, letters of credit and guarantees, and undrawn commitments for loans of $41 billion and potential future credit exposure to derivatives of $30 billion. Our net exposure to Europe was $69 billion, after taking into account $11 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $14 billion held in our trading book. Our net exposure to Europe also reflected $1.3 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

28        Royal Bank of Canada        Third Quarter 2015

Net European exposure by country (1)

	As at
	July 31 2015					April 30 2015	October 31 2014
(Millions of Canadian dollars)	Loans outstanding	Securities	Repo-style transactions	Derivatives	Total	Total	Total
U.K.	$11,125	$12,928	$947	$1,235	$26,235	$22,824	$24,033
Germany	1,219	8,319	8	819	10,365	11,049	10,172
France	353	4,891	55	535	5,834	4,404	4,284
Total U.K., Germany, France	$12,697	$26,138	$1,010	$2,589	$42,434	$38,277	$38,489
Greece	$–	$–	$–	$–	$–	$–	$–
Ireland	1,142	95	29	73	1,339	1,344	883
Italy	44	39	–	20	103	134	150
Portugal	8	2	–	1	11	17	9
Spain	315	46	–	58	419	490	476
Total Peripheral (2)	$1,509	$182	$29	$152	$1,872	$1,985	$1,518
Luxembourg	$681	$3,805	$1	$32	$4,519	$2,231	$1,909
Netherlands	854	3,495	8	715	5,072	4,732	4,260
Norway	430	4,269	–	34	4,733	3,503	3,011
Sweden	353	3,184	95	6	3,638	2,153	2,731
Switzerland	627	2,564	151	98	3,440	3,798	3,557
Other	1,502	1,850	21	274	3,647	3,083	2,945
Total Other Europe	$4,447	$19,167	$276	$1,159	$25,049	$19,500	$18,413
Total exposure to Europe	$18,653	$45,487	$1,315	$3,900	$69,355	$59,762	$58,420

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Gross credit risk exposure to peripheral Europe is comprised of Greece $nil (April 30, 2015 – $nil), Ireland $7.4 billion (April 30, 2015 – $2.5 billion), Italy $0.3 billion (April 30, 2015 – $0.3 billion), Portugal $nil (April 30, 2015 – $nil), and Spain $1.3 billion (April 30, 2015 – $1.2 billion).

Q3 2015 vs. Q2 2015

Net credit risk exposure to Europe increased $10 billion from last quarter, largely driven by increased exposure in the U.K., Luxembourg, Sweden and France. Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain, remained minimal, with total outstanding exposure decreasing $0.1 billion during the quarter to $1.9 billion.

Our exposure was predominantly investment grade. Our net exposure to larger European countries, including the U.K., Germany and France, was primarily related to our capital markets, wealth management, and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are predominantly client-driven businesses where we transact with a range of European financial institutions, corporations, and individuals. In addition, we engage in primary dealer activities in the U.K., where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which include trading securities, deposits, and AFS securities.

Our trading securities are related to both client market-making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits are primarily related to deposits with central banks or financial institutions and also included deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization for Economic Co-operation and Development government and corporate debt. Our European corporate loan book is managed on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. We had PCL on this portfolio of $0.3 million this quarter. The gross impaired loans ratio of this loan book was 0.3%, up from 0.2% last quarter.

Net European exposure by client type

	As at
	July 31 2015												April 30 2015	October 31 2014
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$6,513	$6,913	$711	$14,137	$–	$165	$65	$1	$54	$285	$12,553	$26,975	$24,524	$24,641
Sovereign	9,879	1,202	4,533	15,614	–	9		–	77	86	7,653	23,353	17,466	17,527
Corporate	9,843	2,250	590	12,683	–	1,165	38	10	288	1,501	4,843	19,027	17,772	16,252
Total	$26,235	$10,365	$5,834	$42,434	$–	$1,339	$103	$11	$419	$1,872	$25,049	$69,355	$59,762	$58,420

Q3 2015 vs. Q2 2015

Our net exposure to Sovereign increased $5.9 billion mainly due to increases in U.K., Other Europe and France. The increase in Financials of $2.5 billion was largely in Other Europe, partly offset by a decrease in Germany. The net exposure to Corporates of $1.3 billion was mainly due to increases in Other Europe and U.K.

Royal Bank of Canada        Third Quarter 2015        29

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at July 31, 2015
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages (1)					Home equity lines of credit (3)
	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$6,751	56%	$5,405	44%	$12,156	$2,057
Quebec	13,342	49	14,058	51	27,400	4,122
Ontario	36,509	40	55,187	60	91,696	16,840
Prairie provinces	27,142	53	23,955	47	51,097	10,009
B.C. and territories	15,765	37	26,895	63	42,660	9,368
Total Canada (5)	$99,509	44%	$125,500	56%	$225,009	$42,396
U.S.	2	–	735	100	737	307
Other International	14	–	3,210	100	3,224	2,984
Total International	$16	–%	$3,945	100%	$3,961	$3,291
Total	$99,525	43%	$129,445	57%	$228,970	$45,687

	As at April 30, 2015
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages (1)					Home equity lines of credit (3)
	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$6,572	56%	$5,262	44%	$11,834	$2,059
Quebec	13,470	50	13,498	50	26,968	4,168
Ontario	35,785	40	53,160	60	88,945	16,902
Prairie provinces	26,326	53	23,003	47	49,329	10,093
B.C. and territories	15,493	37	26,185	63	41,678	9,541
Total Canada (5)	$97,646	45%	$121,108	55%	$218,754	$42,763
U.S.	4	1	613	99	617	316
Other International	13	–	2,938	100	2,951	2,796
Total International	$17	–%	$3,551	100%	$3,568	$3,112
Total	$97,663	44%	$124,659	56%	$222,322	$45,875

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $119 million (April 30, 2015 – $163 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canada Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	HELOC includes revolving and non-revolving loans.
(4)	Refer to the Risk management section of our 2014 Annual Report for the definitions of these regions.
(5)	Total consolidated residential mortgages in Canada of $224 billion (April 30, 2015 – $219 billion) is comprised of $201 billion (April 30, 2015 – $196 billion) of residential mortgages and $5 billion (April 30, 2015 – $5 billion) of mortgages with commercial clients of which $3 billion (April 30, 2015 – $3 billion) are insured mortgages, both in Canadian Banking, and $18 billion (April 30, 2015 – $18 billion) of residential mortgages in Capital Markets held for securitization purposes.

Home equity lines of credit are uninsured and reported within the personal loan category. As at July 31, 2015, home equity lines of credit in Canadian Banking were $42 billion (April 30, 2015 – $43 billion). Approximately 98% of these home equity lines of credit (April 30, 2015 – 98%) are secured by a first lien on real estate, and 7% (April 30, 2015 – 8%) of the total homeline clients pay the scheduled interest payment only.

30        Royal Bank of Canada        Third Quarter 2015

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	July 31 2015			April 30 2015
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	74%	93%	75%	73%	93%	73%
> 25 years ≤ 30 years	23	7	23	23	7	23
> 30 years ≤ 35 years	3	–	2	4	–	4
> 35 years	–	–	–	–	–	–
Total	100%	100%	100%	100%	100%	100%

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended				For the nine months ended
	July 31 2015		April 30 2015		July 31 2015
	Uninsured		Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	73%	75%	73%	75%	74%	75%
Quebec	72	73	71	73	71	73
Ontario	71	70	71	70	71	70
Prairie provinces	73	74	74	74	73	74
B.C. and territories	69	66	68	66	69	66
U.S.	72	n.m.	72	n.m.	72	n.m.
Other International	85	n.m.	85	n.m.	85	n.m.
Average of newly originated and acquired for the year (4), (5)	71%	70%	71%	70%	71%	70%
Total Canadian Banking residential mortgages portfolio	56%	55%	56%	55%	56%	55%

(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Refer to the Risk management section of our 2014 Annual Report for the definitions of these regions.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.
n.m.	not meaningful

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages, including homeline products, is 55% as at July 31, 2015 (April 30, 2015 – 56%). This calculation is weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets. Our stress test results indicate the vast majority of our residential mortgage and homeline clients have sufficient capacity to continue making payments in the event of a shock to one of the above noted parameters.

Royal Bank of Canada        Third Quarter 2015        31

Credit quality performance

Provision for (recovery of) credit loss

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Personal & Commercial Banking	$257	$235	$284	$744	$789
Wealth Management	–	32	–	45	19
Capital Markets	15	15	1	35	12
Corporate Support and Other (1)	(2)	–	(2)	(2)	(1)
Total PCL	$270	$282	$283	$822	$819
Canada (2)
Residential mortgages	$6	$5	$4	$19	$17
Personal	98	97	96	291	299
Credit cards	92	94	88	278	260
Small business	7	9	8	25	33
Retail	203	205	196	613	609
Wholesale	42	11	30	81	88
PCL on impaired loans	245	216	226	694	697
U.S. (2)
Retail	$–	$1	$1	$1	$1
Wholesale	4	10	4	21	7
PCL on impaired loans	4	11	5	22	8
Other International (2)
Retail	$9	$10	$21	$23	$60
Wholesale	12	45	31	83	54
PCL on impaired loans	21	55	52	106	114
Total PCL	$270	$282	$283	$822	$819
PCL ratio (3)
Total PCL ratio	0.23%	0.25%	0.26%	0.24%	0.26%
Personal & Commercial Banking	0.28	0.26	0.32	0.27	0.30
Canadian Banking	0.26	0.25	0.26	0.26	0.27
Caribbean Banking	0.99	1.06	3.07	0.99	1.85
Wealth Management	0.01	0.73	(0.02)	0.34	0.16
Capital Markets	0.07	0.08	0.01	0.06	0.02

(1)	PCL in Corporate Support and Other is primarily comprised of PCL for legacy portfolios and PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section.
(2)	Geographic information is based on residence of borrower.
(3)	PCL on impaired loans as a % of average net loans and acceptances.

Q3 2015 vs. Q3 2014

Total PCL decreased $13 million, or 5%, from a year ago. The PCL ratio of 23 bps decreased 3 bps.

PCL in Personal & Commercial Banking decreased $27 million or 10%, and the PCL ratio of 28 bps decreased 4 bps, mainly due to lower provisions in our Caribbean portfolios. This factor was partially offset by higher write-offs in our Canadian credit cards portfolio and higher PCL in our Canadian personal lending and residential mortgage portfolios.

PCL in Capital Markets increased $14 million, mainly due to provisions taken on a single account.

Q3 2015 vs. Q2 2015

Total PCL decreased $12 million, or 4%, from last quarter. The PCL ratio of 23 bps decreased 2 bps.

PCL in Personal & Commercial Banking increased $22 million or 9%, and the PCL ratio of 28 bps increased 2 bps, mainly due to a reversal of a single account in our Canadian commercial lending portfolio last quarter. Our current quarter included lower provisions in our Caribbean portfolios.

PCL in Wealth Management decreased $32 million as the prior quarter included a provision taken on a single account related to our U.S. & International Wealth Management business.

PCL in Capital Markets was flat as compared to the prior quarter.

Q3 2015 vs. Q3 2014 (Nine months ended)

Total PCL increased $3 million from the prior year. PCL ratio of 24 bps, decreased 2 bps.

PCL in Personal & Commercial Banking decreased $45 million or 6%, and the PCL ratio of 27 bps decreased 3 bps, mainly due to lower provisions in our Caribbean portfolios, and in our Canadian commercial lending and small business portfolios. These factors were partially offset by higher write-offs in our credit cards portfolio.

PCL in Wealth Management increased $26 million, mainly due to provisions on a couple of accounts primarily related to our U.S. & International Wealth Management business.

PCL in Capital Markets increased $23 million, mainly due to provisions taken on a few accounts.

32        Royal Bank of Canada        Third Quarter 2015

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars, except percentage amounts)	July 31 2015	April 30 2015	July 31 2014
Personal & Commercial Banking	$1,919	$1,901	$1,929
Wealth Management	130	91	17
Capital Markets	328	151	50
Investor & Treasury Services	2	2	2
Corporate Support and Other	–	–	1
Total GIL	$2,379	$2,145	$1,999
Canada (1)
Retail	$640	$675	$696
Wholesale	589	490	480
GIL	1,229	1,165	1,176
U.S. (1)
Retail	$10	$10	$13
Wholesale	199	99	18
GIL	209	109	31
Other International (1)
Retail	$382	$360	$327
Wholesale	559	511	465
GIL	941	871	792
Total GIL	$2,379	$2,145	$1,999
Impaired loans, beginning balance	$2,145	$2,133	$1,975
Classified as impaired during the period (new impaired) (2)	498	438	330
Net repayments (2)	(18)	(44)	(19)
Amounts written off	(326)	(323)	(299)
Other (2), (3)	80	(59)	12
Impaired loans, balance at end of period	$2,379	$2,145	$1,999
GIL ratio (4)
Total GIL ratio	0.50%	0.46%	0.45%
Personal & Commercial Banking	0.52	0.52	0.55
Canadian Banking	0.31	0.32	0.33
Caribbean Banking	9.93	9.23	11.01
Wealth Management	0.73	0.51	0.10
Capital Markets	0.40	0.19	0.08

(1)	Geographic information is based on residence of borrower.
(2)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to New Impaired, as Return to performing status, Net repayments, Sold, and Exchange and other movements amounts are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Exchange and other movements, as Return to performing status, Net repayments, and Sold amounts are not reasonably determinable.
(3)	Includes Return to performing status during the year, Recoveries of loans and advances previously written off, Sold, and Exchange and other movements.
(4)	GIL as a % of loans and acceptances.

Q3 2015 vs. Q3 2014

Total GIL increased $380 million or 19% from a year ago. The GIL ratio of 50 bps increased 5 bps.

GIL in Personal & Commercial Banking decreased $10 million, and the GIL ratio of 52 bps decreased 3 bps, mainly due to lower impaired loans in our residential mortgages and personal loans portfolios, partially offset by an increase due to the impact of foreign exchange translation on our Caribbean portfolios.

GIL in Wealth Management increased $113 million, mainly due to higher impaired loans in the U.S. & International Wealth Management business.

GIL in Capital Markets increased $278 million, primarily due to higher impaired loans in the oil and gas, utilities and consumer goods sectors.

Q3 2015 vs. Q2 2015

Total GIL increased $234 million from the prior quarter. The GIL ratio of 50 bps increased 4 bps.

GIL in Personal & Commercial Banking increased $18 million, mainly due to higher impaired loans in our Canadian commercial lending portfolio and an increase due to the impact of foreign exchange translation on our Caribbean portfolios, partially offset by lower impaired loans in our Canadian residential mortgages and personal lending portfolios. The GIL ratio of 52 bps was flat as compared to the prior quarter.

GIL in Wealth Management increased $39 million or 43%, mainly due to higher impaired loans on a single account related to our U.S. & International Wealth Management business.

GIL in Capital Markets increased $177 million, due to a few accounts primarily in the oil and gas sector.

Royal Bank of Canada        Third Quarter 2015        33

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	July 31 2015	April 30 2015	July 31 2014
Allowance for impaired loans
Personal & Commercial Banking	$595	$584	$537
Wealth Management	49	45	10
Capital Markets	55	37	17
Investor & Treasury Services	2	2	2
Corporate Support and Other	1	–	1
Total allowance for impaired loans	702	668	567
Canada (1)
Retail	$142	$147	$150
Wholesale	148	139	156
Allowance for impaired loans	290	286	306
U.S. (1)
Retail	$1	$2	$1
Wholesale	36	27	16
Allowance for impaired loans	37	29	17
Other International (1)
Retail	$183	$168	$113
Wholesale	192	185	131
Allowance for impaired loans	375	353	244
Total allowance for impaired loans	702	668	567
Allowance for loans not yet identified as impaired	1,467	1,460	1,450
Total ACL	$2,169	$2,128	$2,017

(1)	Geographic information is based on residence of borrower.

Q3 2015 vs. Q3 2014

Total ACL increased $152 million or 8% from a year ago, mainly related to higher ACL in Caribbean Banking reflecting an increase due to the impact of foreign exchange translation, and higher ACL in Wealth Management and Capital Markets consistent with PCL recorded since last year net of write-offs. These factors were partially offset by lower ACL in Canadian Banking.

Q3 2015 vs. Q2 2015

Total ACL increased $41 million or 2% from last quarter, mainly related to higher ACL in Capital Markets consistent with PCL recorded in the current quarter on a single account and higher ACL in Caribbean Banking reflecting an increase due to the impact of foreign exchange translation.

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities.

The measures of financial condition impacted by market risk, and ways in which market risk manifests itself, are as follows:

1.	Positions whose revaluation gains and losses are reported in Revenue, which includes:
a)	Changes in the fair value of instruments classified or designated as at fair value through profit and loss (FVTPL),
b)	Impairment on AFS securities, and
c)	Hedge ineffectiveness.
2.	CET1 capital, which includes:
a)	All of the above, plus
b)	Changes in the fair value of AFS securities where revaluation gains and losses are reported as other comprehensive income,
c)	Changes in the Canadian dollar value of investments in foreign subsidiaries, net of hedges, due to foreign exchange translation, and
d)	Remeasurements of employee benefit plans.
3.	CET1 ratio, which includes:
a)	All of the above, plus
b)	Changes in risk-weighted assets (RWA) resulting from changes in traded market risk factors, and
c)	Changes in the Canadian dollar value of RWA due to foreign exchange translation.
4.	The economic value of the Bank, which includes:
a)	Points 1 and 2 above, plus
b)	Changes in the value of other non-trading positions whose value is a function of market risk factors.

34        Royal Bank of Canada        Third Quarter 2015

Market risk controls – FVTPL positions

As an element of the Enterprise Risk Appetite Framework, the Board of Directors approves the overall market risk constraints for RBC. Group Risk Management (GRM) creates and manages the control structure for FVTPL positions that ensures that business is conducted consistent with Board requirements. The Market and Trading Credit Risk function within GRM is responsible for creating and managing the controls and governance procedures that ensure that risk taken is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss such as Value-at-Risk and Stressed Value-at-Risk as defined below:

Value-at-Risk (VaR) – is a statistical measure of potential loss for a financial portfolio computed at a given level of confidence and over a defined holding period. We measure VaR at the 99th percentile confidence level for price movements over a one day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions with the exception of Credit Valuation Adjustments (CVA) and certain other positions which are updated weekly.

Stressed Value-at-Risk (SVaR) – is calculated in an identical manner as VaR with the exception that it is computed using a fixed historical one year period of extreme volatility and its inverse rather than the most recent two year history. The stress period used is the interval from September 2008 through August 2009. Stressed VaR is calculated weekly for all portfolios.

These measures are computed on all positions that are FVTPL for financial reporting purposes, with the exception of those in a designated hedging relationship and those in our insurance businesses.

Market risk measures – FVTPL positions

VaR and SVaR

The following table presents our Market risk VaR and Market risk SVaR figures.

	July 31, 2015				April 30, 2015		July 31, 2014
	As at Jul. 31	For the three months ended			As at Apr. 30	For the three months ended	As at Jul. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$13	$9	$17	$6	$9	$11	$9	$10
Foreign exchange	5	4	7	3	4	4	1	2
Commodities	4	3	6	3	3	4	2	2
Interest rate (1)	29	29	34	23	26	29	19	22
Credit specific (1)	8	8	8	8	8	8	8	8
Diversification (2)	(26)	(22)	(28)	(16)	(21)	(22)	(16)	(18)
Market risk VaR	$33	$31	$37	$26	$29	$34	$23	$26
Market risk SVaR	$122	$91	$122	$73	$86	$105	$76	$87

	July 31, 2015				July 31, 2014
	As at Jul. 31	For the nine months ended			As at Jul. 31	For the nine months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$13	$10	$20	$6	$9	$10
Foreign exchange	5	4	7	3	1	2
Commodities	4	4	6	3	2	3
Interest rate (1)	29	28	34	23	19	29
Credit specific (1)	8	8	9	7	8	9
Diversification (2)	(26)	(21)	(34)	(15)	(16)	(21)
Market risk VaR	$33	$33	$40	$26	$23	$32
Market risk SVaR	$122	$101	$157	$73	$76	$97

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.
(2)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q3 2015 vs. Q3 2014

Average market risk VaR of $31 million was up $5 million compared to the prior year mainly reflecting an increase due to the impact of foreign exchange translation and higher exposure to our credit risk due to the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives (FVA) at the end of the fourth quarter of 2014.

Average SVaR of $91 million was up $4 million compared to the prior year, largely due to the implementation of FVA as noted above and an increase due to the impact of foreign exchange translation. SVaR of $122 million as at July 31, 2015 was the highest level observed during the quarter, which was primarily driven by higher equity risk.

Q3 2015 vs. Q2 2015

Average market risk VaR was down $3 million compared to the prior quarter, mainly due to the roll forward of the historical time period used to calculate VaR, which no longer included the market volatility from the summer of 2013 when the Federal Reserve Board signalled the end of its quantitative easing program.

Royal Bank of Canada        Third Quarter 2015        35

Average SVaR was down $14 million over the prior quarter, mainly driven by lower equity risk through the first half of the third quarter. SVaR of $122 million as at July 31, 2015 was the highest level observed during the quarter, which was mainly driven by higher equity risk at the end of the quarter, and was consistent with levels observed during the second quarter of 2015.

Q3 2015 vs. Q3 2014 (Nine months ended)

Average market risk VaR of $33 million increased $1 million compared to the prior year, mainly reflecting an increase due to the impact of foreign exchange translation and the implementation of FVA as noted above.

Average SVaR of $101 million increased by $4 million compared to the prior year due to the impact of foreign exchange translation and the implementation of FVA as noted above.

The following chart graphically displays a bar chart of our daily trading profit and loss and a line chart of our daily Market risk VaR. There were no daily net trading losses during the quarter, as was also the case in the second quarter of 2015.

Market risk measures for other FVTPL positions – Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims. As at July 31, 2015, we had liabilities in respect to insurance obligations of $9.4 billion and trading securities of $7.5 billion in support of the liabilities.

Market risk controls – Structural Interest Rate Risk (SIRR) positions(1)

The asset/liability mismatch of positions not marked-to-market is referred to as SIRR and is subject to a separate set of limits and controls. The Board of Directors approves the overall risk appetite for SIRR, and the Asset Liability Committee (ALCO) along with GRM provide oversight for this risk through risk policies, limits, and operating standards. In addition, interest rate risk reports are reviewed regularly by GRM, ALCO, the Group Risk Committee, the Risk Committee of the Board and the Board of Directors.

Structural Interest Rate Risk measurement

SIRR measures include the impact of interest rate changes to both one year’s net interest income and the instantaneous impact to economic value of equity. These measures are reported on a weekly basis and are subject to limits and controls set by ALCO and GRM.

We further supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are employed for assessing the risks to the value of equity and net interest income.

As part of our monitoring process, the effectiveness of our interest rate risk mitigation activity is assessed on value and earnings bases, and model assumptions are validated against actual client behavior.

(1)	SIRR positions include impact of derivatives in hedge accounting relationships and AFS securities used for interest rate risk management.

36        Royal Bank of Canada        Third Quarter 2015

Market risk measures – Structural Interest Rate Positions

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the third quarter of 2015, our interest rate risk exposure was within our target level.

	July 31 2015						April 30 2015		July 31 2014
	Economic value of equity risk			Net interest income risk (2)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bps increase in rates	$(884)	$(9)	$(893)	$326	$11	$337	$(877)	$357	$(827)	$394
100bps decrease in rates	566	–	566	(313)	(6)	(319)	622	(353)	685	(321)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Market risk measures for other material non-trading portfolios

AFS securities

We held $60 billion of securities classified as AFS as at July 31, 2015, which is up from $50 billion in the prior quarter. We hold debt securities designated as AFS primarily as investments and to manage liquidity and interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. As at July 31, 2015, our portfolio of AFS securities exposes us to interest rate risk of a pre-tax loss of $8.6 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax loss of $18.6 million, as measured by the change in value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. The value of the AFS securities included in our Structural Interest Rate Risk measure as at July 31, 2015 was $50.2 billion, up from $46.9 billion as at April 30, 2015. Our AFS securities also include equity exposures of $1.8 billion as at July 31, 2015, up from $1.7 billion in the prior quarter.

Derivatives related to non-trading activity

We use derivatives to hedge market risk exposures unrelated to our trading activity. In aggregate, derivative assets not related to trading activity of $7.7 billion as at July 31, 2015 were up from $5.7 billion last quarter, and derivative liabilities of $4.5 billion as at July 31, 2015 were up from $3.6 billion in last quarter.

Non-trading derivatives in hedge accounting relationships

The derivative assets and liabilities described above included derivative assets in a designated hedge accounting relationship of $2.7 billion as at July 31, 2015, up from $2.6 billion in the last quarter, and derivative liabilities of $2.4 billion as at July 31, 2015, up from $1.7 billion in the last quarter. These derivative assets and liabilities are included in our Structural Interest Rate Risk measure. We use interest rate swaps to manage our AFS securities and structural interest rate risk, as described above. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the fair value of the derivatives for a one basis point parallel increase in yields, was $5.8 million as of July 31, 2015.

We also use interest rate swaps to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged instruments that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Other non-trading derivatives

We use derivatives including interest rate swaps and foreign exchange derivatives that are not in designated hedge accounting relationships to manage other non-trading exposures. These derivatives have been designated as fair value through profit and loss with changes in the fair value of these derivatives reflected in income. Derivative assets of $5 billion as at July 31, 2015 on these trades were up from $3.1 billion last quarter, and derivative liabilities of $2.1 billion as at July 31, 2015 were up from $1.9 billion last quarter.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our level of operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For

Royal Bank of Canada        Third Quarter 2015        37

un-hedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Our overall trading and non-trading market risk objectives, policies and methodologies have not changed significantly from 2014.

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures.

	As at July 31, 2015
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$19,976	$12,697	$7,279	Interest rate
Interest-bearing deposits with banks (4)	10,731	5,103	5,628	Interest rate
Securities
Trading (5)	172,370	164,483	7,887	Interest rate, credit spread
Available-for-sale (6)	63,145	–	63,145	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	172,659	172,469	190	Interest rate
Loans
Retail (8)	343,463	15,828	327,635	Interest rate
Wholesale (9)	121,214	144	121,070	Interest rate
Allowance for loan losses	(2,078)	–	(2,078)	Interest rate
Segregated fund net assets (10)	821	–	821	Interest rate
Derivatives	112,459	104,783	7,676	Interest rate, foreign exchange
Other assets (11)	64,695	23,313	41,382	Interest rate
Assets not subject to market risk (12)	5,718
Total assets	$1,085,173	$498,820	$580,635
Liabilities subject to market risk
Deposits (13)	$694,236	$160,953	$533,283	Interest rate
Segregated fund liabilities (14)	821	–	821	Interest rate
Other
Obligations related to securities sold short	55,656	55,656	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	83,236	83,055	181	Interest rate
Derivatives	116,083	111,548	4,535	Interest rate, foreign exchange
Other liabilities (16)	59,156	18,573	40,583	Interest rate
Subordinated debentures	7,374	–	7,374	Interest rate
Liabilities not subject to market risk (17)	6,713
Total liabilities	$1,023,275	$429,785	$586,777
Total equity	$61,898
Total liabilities and equity	$1,085,173

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,104 million included in SIRR. An additional $1,175 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $5,628 million are included in SIRR.
(5)	Trading securities include $7,887 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Includes available-for-sale securities of $59,842 million and held-to-maturity securities of $3,303 million. $53,468 million of the total securities are included in SIRR. An additional $1,834 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures. The remaining $7,844 million are captured in other internal non-trading market risk reporting.
(7)	Assets purchased under reverse repurchase agreements include $190 million reflected in SIRR.
(8)	Retail loans include $327,638 million reflected in SIRR.
(9)	Wholesale loans include $119,666 million reflected in SIRR. An additional $1,404 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $38,732 million reflected in SIRR. An additional $2,650 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $5,718 million of physical and other assets.
(13)	Deposits include $533,283 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $181 million reflected in SIRR.
(16)	Other liabilities include $10,269 million used in the management of the SIRR of RBC Insurance, and $30,314 million contribute to our SIRR measure.
(17)	Liabilities not subject to market risk include $6,713 million of payroll related and other liabilities.

38        Royal Bank of Canada        Third Quarter 2015

	As at April 30, 2015
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$18,393	$10,431	$7,962	Interest rate
Interest-bearing deposits with banks (4)	4,402	784	3,618	Interest rate
Securities
Trading (5)	169,763	162,380	7,383	Interest rate, credit spread
Available-for-sale (6)	52,880	–	52,880	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	163,368	163,250	118	Interest rate
Loans
Retail (8)	336,064	15,792	320,272	Interest rate
Wholesale (9)	114,283	272	114,011	Interest rate
Allowance for loan losses	(2,037)	–	(2,037)	Interest rate
Segregated fund net assets (10)	780	–	780	Interest rate
Derivatives	107,004	101,296	5,708	Interest rate, foreign exchange
Other assets (11)	60,354	22,029	38,325	Interest rate
Assets not subject to market risk (12)	6,918
Total assets	$1,032,172	$476,234	$549,020
Liabilities subject to market risk
Deposits (13)	$651,551	$142,353	$509,198	Interest rate
Segregated fund liabilities (14)	780	–	780	Interest rate
Other
Obligations related to securities sold short	54,314	54,314	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	81,207	81,097	110	Interest rate
Derivatives	112,219	108,610	3,609	Interest rate, foreign exchange
Other liabilities (16)	58,206	17,965	40,241	Interest rate
Subordinated debentures	7,795	–	7,795	Interest rate
Liabilities not subject to market risk (17)	7,853
Total liabilities	$973,925	$404,339	$561,733
Total equity	$58,247
Total liabilities and equity	$1,032,172

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $7,134 million included in SIRR. An additional $828 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $3,618 million are included in SIRR.
(5)	Trading securities include $7,383 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $50,053 million are included in SIRR. An additional $2,827 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures and certain legacy assets.
(7)	Assets purchased under reverse repurchase agreements include $118 million reflected in SIRR.
(8)	Retail loans include $320,276 million reflected in SIRR.
(9)	Wholesale loans include $112,757 million reflected in SIRR. An additional $1,254 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $35,642 million reflected in SIRR. An additional $2,683 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $6,918 million of physical and other assets.
(13)	Deposits include $509,198 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $110 million reflected in SIRR.
(16)	Other liabilities include $10,151 million used in the management of the SIRR of RBC Insurance, and $30,090 million contribute to our SIRR measure.
(17)	Liabilities not subject to market risk include $7,853 million of payroll related and other liabilities.

Liquidity and funding risk

There have been no material changes to our Liquidity Management Framework from the framework described in our 2014 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for prospective regulatory reforms. Our liquidity and funding risk remains well within our risk appetite.

Regulatory environment

In May 2014, OSFI issued the final version of the “Liquidity Adequacy Requirements (LAR)” guideline. The LAR guideline aims to convert the BCBS liquidity requirements, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) liquidity metrics together with monitoring tools, into OSFI guidance and formalize the use of the OSFI-designed Net Cumulative Cash Flow (NCCF) as a supervisory monitoring tool. Consistent with these requirements, we are submitting monthly LCR and NCCF reports and quarterly NSFR results to OSFI as well as Quantitative Impact Study reports on LCR and NSFR for OSFI and BCBS twice a year.

In August 2014, the Government of Canada’s Department of Finance released its bail-in consultation paper “Taxpayer Protection and Bank Recapitalization Regime”. Bail-in regimes are being implemented in a number of jurisdictions following the 2008 financial crisis in an effort to limit taxpayer exposure to potential losses of a failing institution and ensure the institution’s shareholders and creditors remain responsible for bearing such losses. The proposed regime applies only to D-SIBs and focuses on a specific range of

Royal Bank of Canada        Third Quarter 2015        39

liabilities and excludes deposits. In its April 21, 2015 Federal Budget announcement, the Government of Canada confirmed its intention to move forward with the Taxpayer Protection and Bank Recapitalization Regime, although no firm timeline was provided.

In October 2014, the BCBS issued the final standard for the NSFR and banks are required to meet the minimum standard by January 1, 2018. The final “Net stable funding ratio disclosure standards” document was issued by the BCBS in June 2015 and banks will be required to comply with them from the date of the first reporting period after January 1, 2018.

Risk measurement

To monitor and control risk within appropriate tolerances, limits are set on various metrics reflecting a range of time horizons and severity of stress conditions. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices.

Liquidity risk is measured using contractual maturity dates for some assets and liabilities (e.g., wholesale lending and funding) and effective maturity for others. In the effective maturity approach, the liquidity value of assets and liabilities is determined based on observed behavioural or market-based patterns unrelated to contractual maturity. For example, effective maturity may be shorter than contractual maturity if the demonstrated behaviour of the asset suggests that it can be monetized before maturity. Effective maturity for a liability may be longer than contractual maturity if the demonstrated behaviour of the liability suggests that it will be extended or rolled over at maturity. Specific examples include government bonds for assets as they can be quickly and reliably monetized and relationship-based deposits for liabilities where a significant portion is typically assigned core value although contractual maturity dates may be quite short or even legally characterized as available on demand (conversely, demand loans display attributes of longer term assets and are treated accordingly from an effective maturity perspective). Internally derived assumptions consider all relevant material and available data, information and methods of quantifying liquidity risk.

For further details on our methodologies and measurement, refer to the Liquidity and funding risk section of our 2014 Annual Report.

Risk profile

As at July 31, 2015, relationship-based deposits as internally defined, which are the primary source of funding for retail loans and mortgages, were $419 billion or 50% of our total funding (April 30, 2015 – $406 billion or 51%). Funding for highly liquid assets consisted primarily of short-term wholesale funding that reflects the expected monetization period of these assets. This wholesale funding comprised unsecured short-term liabilities of $108 billion and secured (repos and short sales) liabilities of $157 billion, and represented 13% and 19% of total funding as at July 31, 2015, respectively (April 30, 2015 – $91 billion and $150 billion or 11% and 19% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets. Additional quantitative information is provided in the Funding section below.

As at July 31, 2015, we held earmarked contingency liquidity assets of $13 billion, of which $8 billion was in U.S. currency and $5 billion was in Canadian currency (April 30, 2015 – $13 billion of which $8 billion was in U.S. currency and $5 billion was in Canadian currency). During the quarter ended July 31, 2015, we held on average $13 billion, of which $8 billion was in U.S. currency and $5 billion was in Canadian currency (April 30, 2015 – $13 billion of which $8 billion was in U.S. currency and $5 billion was in Canadian currency). We also held a derivatives pledging liquid asset buffer of US$4 billion as at July 31, 2015 to mitigate the volatility of our net pledging requirements for derivatives trading (April 30, 2015 – US$4 billion). This buffer averaged US$4 billion during the quarter ended July 31, 2015 (April 30, 2015 – US$4 billion). These assets are included in our high-quality liquid asset (HQLA) pool, which is discussed below.

Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio, is a Basel III metric that measures the sufficiency of HQLA available to meet net short-term financial obligations over a thirty day period in an acute stress scenario. The BCBS regulatory minimum coverage level for LCR is currently 60%, increasing each year to 100% by January 2019. In May 2014, OSFI released the final LAR guideline and adopted a minimum LCR requirement of 100% for Canadian banks, effective January 1, 2015.

In July 2014, OSFI released the final guideline on “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (LCR)”, implementing without change the BCBS LCR Disclosure Standards. OSFI required Canadian banks to disclose the LCR beginning in Q2 2015. LCR is disclosed using the standard Basel disclosure template and is calculated using the average of month-end positions during the quarter.

40        Royal Bank of Canada        Third Quarter 2015

Liquidity coverage ratio common disclosure template (1)

	As at
	July 31 2015		April 30 2015(2)
(Millions of Canadian dollars, except percentage amount)
	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$176,928		$166,321
Cash outflows
Retail deposits and deposits from small business customers, of which: (3)	$175,522	$13,368	$167,940	$12,644
Stable deposits (4)	59,784	1,794	59,301	1,780
Less stable deposits	115,738	11,574	108,639	10,864
Unsecured wholesale funding, of which:	212,854	94,770	208,522	92,455
Operational deposits (all counterparties) and deposits (5) in networks of cooperative banks	93,469	22,417	90,446	21,643
Non-operational deposits	105,075	58,043	101,514	54,250
Unsecured debt	14,310	14,310	16,562	16,562
Secured wholesale funding		26,428		24,926
Additional requirements, of which:	173,249	40,123	166,313	39,689
Outflows related to derivative exposures and other collateral requirements	31,333	8,433	30,536	8,342
Outflows related to loss of funding on debt products	4,828	4,828	6,131	6,131
Credit and liquidity facilities	137,088	26,862	129,646	25,216
Other contractual funding obligations (6)	29,652	29,652	35,307	35,307
Other contingent funding obligations (7)	426,680	6,325	423,274	6,285
Total cash outflows		$210,666		$211,306
Cash inflows
Secured lending (e.g. reverse repos)	$114,680	$31,963	$118,959	$32,286
Inflows from fully performing exposures	10,138	6,824	11,203	7,330
Other cash inflows	21,018	21,018	25,055	25,055
Total Cash inflows		$59,805	155,217	$64,671

		Total adjusted value		Total adjusted value
Total HQLA		$176,928		$166,321
Total net cash outflows		150,861		146,635
Liquidity coverage ratio		117%		113%
(1)	LCR is calculated using OSFI LAR and BCBS liquidity coverage ratio requirements.
(2)	Prior period amounts have been revised from those previously presented.
(3)	Excludes deposits with 0% cash outflow rates.
(4)	As defined by BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(5)	Operational deposits from non-retail and non-small and medium-sized enterprise customers are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(6)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(7)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).

We manage our LCR position within a target range that reflects management’s liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA are actively managed, including contingency and cash management liquid assets, to meet our target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 78% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from application of withdrawal and non-renewal factors to demand and term deposits which are differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to client. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that management believes would be available to the Bank in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Royal Bank of Canada        Third Quarter 2015        41

Q3 2015 vs. Q2 2015

LCR of 117% increased from 113% in the prior quarter, primarily due to higher HQLA, and growth in client deposits and other funding sources receiving favourable treatment under the OSFI LAR guidelines.

Liquidity reserve and asset encumbrance

As recommended by the Enhanced Disclosure Task Force (EDTF), the following tables provide summaries of our liquidity reserve and asset encumbrance. Unencumbered assets represent, for the most part, a ready source of funding that can be accessed quickly, when required. In the Liquidity reserve table, available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions and constitute the preferred source for quickly accessing liquidity. The other component of our liquidity reserve consists primarily of uncommitted and undrawn central bank credit facilities that could be accessed under exceptional circumstances provided certain pre-conditions could be met and where advances could be supported by eligible assets (e.g. certain unencumbered loans) not included in the liquid assets category. The Asset encumbrance table provides a comprehensive view of the assets available to the Bank, not just the liquidity reserve, and identifies assets already pledged as well as those available for use as collateral (including unencumbered assets from the Liquidity reserve table) for secured funding purposes. Less liquid assets such as mortgages and credit card receivables can in part be monetised although require more lead time relative to liquid assets. As at July 31, 2015, our assets available as collateral comprised 62% of our total liquid assets. For the purpose of constructing the following tables, encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources.

42        Royal Bank of Canada        Third Quarter 2015

Liquidity reserve (1)

	As at July 31, 2015
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$20,656	$–	$20,656	$1,211	$19,445
Deposits in other banks available overnight	2,783	–	2,783	501	2,282
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	256,313	20,079	276,392	139,335	137,057
Other (2)	153,113	30,825	183,938	82,519	101,419

Liquidity assets eligible at central banks (not included above) (4)	65	–	65	–	65
Undrawn credit lines granted by central banks (5)	10,621	–	10,621	–	10,621
Other assets eligible as collateral for discount (6)	125,985	–	125,985	–	125,985
Other liquid assets (7)	20,682	–	20,682	20,682	–
Total liquid assets	$590,218	$50,904	$641,122	$244,248	$396,874

(Millions of Canadian dollars)	As at April 30, 2015
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$14,655	$–	$14,655	$1,179	$13,476
Deposits in other banks available overnight	3,640	–	3,640	572	3,068
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	244,976	19,133	264,109	137,090	127,019
Other (2)	145,227	31,928	177,155	76,169	100,986

Liquidity assets eligible at central banks (not included above) (4)	64	–	64	–	64
Undrawn credit lines granted by central banks (5)	9,420	–	9,420	–	9,420
Other assets eligible as collateral for discount (6)	125,311	–	125,311	–	125,311
Other liquid assets (7)	18,571	–	18,571	18,571	–
Total liquid assets	$561,864	$51,061	$612,925	$233,581	$379,344

	As at
(Millions of Canadian dollars)	July 31 2015	April 30 2015
Royal Bank of Canada	$248,299	$231,244
Foreign branches	56,223	54,522
Subsidiaries	92,352	93,578
Total unencumbered liquid assets	$396,874	$379,344

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	The Bank-owned liquid assets amount includes securities owned outright by the bank or acquired via on-balance sheet securities finance transactions.
(3)	Includes liquid securities issued by provincial governments and U.S. government sponsored entities working under U.S. Federal government’s conservatorship (e.g. Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(4)	Includes Auction Rate Securities.
(5)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(6)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(7)	Represents pledges related to OTC and exchange-traded derivative transactions.

Royal Bank of Canada        Third Quarter 2015        43

Q3 2015 vs. Q2 2015

Total liquid assets increased $28 billion or 5%, mainly reflecting an increase due to the impact of foreign exchange translation.

Asset encumbrance (1)

	As at
	July 31 2015					April 30 2015
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)
Cash and due from banks	$401	$1,211	$18,044	$320	$19,976	$476	$1,179	$16,430	$308	$18,393
Interest-bearing deposits with banks	105	–	10,626	–	10,731	97	–	4,305	–	4,402
Securities
Trading	77,130	–	93,840	1,400	172,370	71,567	–	96,657	1,539	169,763
Available-for-sale	9,316	71	49,979	3,779	63,145	7,138	73	43,333	2,336	52,880
Assets purchased under reverse repurchase agreements and securities borrowed	149,653	–	93,468	13,022	256,143	144,959	–	86,827	9,415	241,201
Loans
Retail
Mortgage securities (6)	35,671	–	33,130	–	68,801	35,982	–	31,869	–	67,851
Mortgage loans (6)	31,733	–	–	128,554	160,287	28,323	–	–	126,311	154,634
Non-mortgage loans	9,671	–	97,530	7,174	114,375	10,250	–	96,045	7,284	113,579
Wholesale	–	–	39,077	82,137	121,214	–	–	38,687	75,596	114,283
Allowance for loan losses	–	–	–	(2,078)	(2,078)	–	–	–	(2,037)	(2,037)
Segregated fund net assets	–	–	–	821	821	–	–	–	780	780
Other – Derivatives	–	–	–	112,459	112,459	–	–	–	107,004	107,004
– Others (7)	20,650	–	–	49,763	70,413	18,571	–	–	48,701	67,272
Total assets	$334,330	$1,282	$435,694	$397,351	$1,168,657	$317,363	$1,252	$414,153	$377,237	$1,110,005

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(3)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously disrupted, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate market liquidity dislocations.
(4)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or for other lending programs.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(6)	Amounts have been revised from those previously disclosed.
(7)	The Pledged as collateral amounts relate to OTC and exchange traded derivative transactions.

Other sources of liquidity that could be available to mitigate stressed conditions include: (i) our unused wholesale funding capacity, which is regularly assessed using an established methodology that is periodically reviewed and, as necessary, revised, and (ii) central bank borrowing facilities if, in extraordinary circumstances, market sources were not sufficient to allow us to monetize our assets available as collateral to meet our requirements (e.g., Bank of Canada, Federal Reserve Bank, Bank of England, and Bank of France).

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit profile

Core deposits consist of our own statistically derived liquidity adjusted estimates of the highly stable portions of our relationship-based balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year and as at July 31, 2015 represented 66% of our total deposits (April 30, 2015 – 67%). Based on average balances over the past quarter, core deposits increased 1% as growth in core relationship deposits was mostly offset by a decrease in core wholesale funds. For further details on the gross dollar amounts of our relationship-based deposits and our wholesale funding maturity schedule, refer to the Risk profile section and the following Composition of wholesale funding table, respectively.

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We maintain a number of longer-term debt issuance programs. The following table summarizes these programs with their authorized limits at the time they were established by geography.

44        Royal Bank of Canada        Third Quarter 2015

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $15 billion	• SEC Registered Medium Term Note Program – US$40 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bond Program – US$15 billion (1)	• Global Covered Bond Program – Euro 32 billion

• Japanese Issuance Programs – JPY 1 trillion

(1)	Subject to the Euro 32 billion Global Covered Bond Program limit.

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and untapped investor segments against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Based on original term to maturity greater than 1 year (2) Mortgage-backed securities and Canada Mortgage Bonds

Royal Bank of Canada        Third Quarter 2015        45

The following table provides our composition of wholesale funding based on remaining term to maturity and represents our enhanced disclosure in response to EDTF recommendations.

Composition of wholesale funding (1)

	As at July 31, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$6,779	$48	$59	$37	$6,923	$–	$–	$6,923
Certificates of deposit and commercial paper	1,567	9,358	18,077	13,404	42,406	3,173	174	45,753
Asset-backed commercial paper (3)	1,355	2,076	3,156	5,174	11,761	–	–	11,761
Senior unsecured medium-term notes (4)	54	1,397	7,408	8,499	17,358	18,409	40,825	76,592
Senior unsecured structured notes (5)	375	403	784	802	2,364	622	5,358	8,344
Mortgage securitization	96	596	1,251	1,954	3,897	2,694	16,385	22,976
Covered bonds/asset-backed securities (6)	3	692	1,500	3,543	5,738	4,887	27,521	38,146
Subordinated liabilities	–	–	1,500	–	1,500	105	5,620	7,225
Other (7)	2,356	4,842	1,196	1,116	9,510	20	4,430	13,960
Total	$12,585	$19,412	$34,931	$34,529	$101,457	$29,910	$100,313	$231,680
Of which:
– Secured	$3,756	$7,214	$5,907	$10,670	$27,547	$7,580	$43,907	$79,034
– Unsecured	8,829	12,198	29,024	23,859	73,910	22,330	56,406	152,646

	As at April 30, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,361	$22	$24	$60	$4,467	$–	$–	$4,467
Certificates of deposit and commercial paper	5,536	8,427	7,608	16,327	37,898	3,180	48	41,126
Asset-backed commercial paper (3)	1,048	2,175	3,390	4,229	10,842	–	–	10,842
Senior unsecured medium-term notes (4)	1,071	1,728	1,348	10,948	15,095	19,393	37,620	72,108
Senior unsecured structured notes (5)	291	657	519	935	2,402	776	5,190	8,368
Mortgage securitization	113	654	891	1,784	3,442	3,287	16,509	23,238
Covered bonds/asset-backed securities (6)	1,229	665	698	2,024	4,616	6,303	24,837	35,756
Subordinated liabilities	–	1,500	–	1,500	3,000	–	4,643	7,643
Other (7)	3,701	118	969	1,420	6,208	39	4,106	10,353
Total	$17,350	$15,946	$15,447	$39,227	$87,970	$32,978	$92,953	$213,901
Of which:
– Secured	$5,804	$3,494	$4,980	$8,037	$22,315	$9,590	$41,346	$73,251
– Unsecured	11,546	12,452	10,467	31,190	65,655	23,388	51,607	140,650

(1)	Excludes bankers’ acceptances.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgage loans.
(7)	Includes tender option bonds (secured) of $6,071 million (April 30, 2015 – $3,341 million), bearer deposit notes (unsecured) of $3,748 million (April 30, 2015 – $3,180 million) and other long-term structured deposits (unsecured) of $4,141 million (April 30, 2015 – $3,832 million).

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (i.e. amortized cost or fair value) at the balance sheet date and have been enhanced in response to EDTF recommendations. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modeling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

46        Royal Bank of Canada        Third Quarter 2015

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

	As at July 31, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$26,717	$71	$–	$–	$406	$–	$–	$–	$3,513	$30,707
Securities
Trading (1)	112,448	45	41	27	79	184	586	5,923	53,037	172,370
Available-for-sale	2,983	5,073	1,875	947	3,223	5,504	24,753	16,912	1,875	63,145
Assets purchased under reverse repurchase agreements and securities borrowed	77,804	36,437	22,785	7,559	16,741	3,405	–	–	7,928	172,659
Loans (net of allowance for loan losses)	18,537	13,618	12,526	20,156	22,750	55,378	196,319	35,754	87,561	462,599
Other
Customers’ liability under acceptances	9,599	2,910	196	23	26	6	1	–	–	12,761
Derivatives	7,828	7,943	7,184	3,313	3,237	10,745	26,041	46,161	7	112,459
Other financial assets	27,616	3,066	616	216	61	80	27	394	1,009	33,085
Total financial assets	$283,532	$69,163	$45,223	$32,241	$46,523	$75,302	$247,727	$105,144	$154,930	$1,059,785
Other non-financial assets	1,891	817	1,590	357	85	573	1,615	2,479	15,981	25,388
Total assets	$285,423	$69,980	$46,813	$32,598	$46,608	$75,875	$249,342	$107,623	$170,911	$1,085,173
Liabilities and equity
Deposits (2)
Unsecured borrowing	$43,158	$26,685	$40,985	$29,044	$20,778	$37,437	$49,651	$13,407	$335,314	$596,459
Secured borrowing	1,381	4,628	5,577	6,231	6,517	10,435	20,290	9,577	–	64,636
Covered bonds	–	–	1,963	–	2,294	1,195	22,038	5,651	–	33,141
Other
Acceptances	9,599	2,910	196	23	26	6	1	–	–	12,761
Obligations related to securities sold short	55,656	–	–	–	–	–	–	–	–	55,656
Obligations related to assets sold under repurchase agreements and securities loaned	69,634	3,793	1,967	104	424	410	2	–	6,902	83,236
Derivatives	6,169	8,540	8,121	3,906	3,801	13,718	28,609	43,214	5	116,083
Other financial liabilities	21,441	3,078	357	184	168	70	227	4,086	368	29,979
Subordinated debentures	–	–	–	–	–	–	–	7,374	–	7,374
Total financial liabilities	$207,038	$49,634	$59,166	$39,492	$34,008	$63,271	$120,818	$83,309	$342,589	$999,325
Other non-financial liabilities	1,066	419	2,524	182	252	828	2,525	8,852	7,302	23,950
Equity	–	–	–	–	–	–	–	–	61,898	61,898
Total liabilities and equity	$208,104	$50,053	$61,690	$39,674	$34,260	$64,099	$123,343	$92,161	$411,789	$1,085,173
Off-balance sheet items
Financial guarantees	$543	$1,183	$3,545	$1,092	$5,732	$3,048	$5,528	$259	$26	$20,956
Lease commitments	59	120	181	176	171	612	1,254	1,285	–	3,858
Commitments to extend credit	3,761	6,849	6,129	7,128	8,215	27,821	130,145	13,235	3,434	206,717
Other commitments	247	465	580	893	2,656	258	730	322	74,609	80,760
Total off-balance sheet items	$4,610	$8,617	$10,435	$9,289	$16,774	$31,739	$137,657	$15,101	$78,069	$312,291

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Royal Bank of Canada        Third Quarter 2015        47

	As at April 30, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$19,619	$34	$1	$–	$252	$–	$–	$–	$2,889	$22,795
Securities
Trading (1)	108,623	30	41	40	30	230	532	5,850	54,387	169,763
Available-for-sale	1,939	5,586	427	1,383	813	4,537	22,646	13,768	1,781	52,880
Assets purchased under reverse repurchase agreements and securities borrowed	73,307	30,490	23,857	6,906	13,767	4,794	–	–	10,247	163,368
Loans (net of allowance for loan losses)	19,813	12,004	11,021	17,523	17,977	65,644	185,800	31,306	87,222	448,310
Other
Customers’ liability under acceptances	9,833	2,562	125	73	35	8	1	–	–	12,637
Derivatives	5,911	7,221	4,118	5,534	2,644	9,504	24,227	47,838	7	107,004
Other financial assets	25,200	1,268	505	353	86	276	328	910	1,014	29,940
Total financial assets	$264,245	$59,195	$40,095	$31,812	$35,604	$84,993	$233,534	$99,672	$157,547	$1,006,697
Other non-financial assets	3,078	816	343	985	283	593	1,499	2,488	15,390	25,475
Total assets	$267,323	$60,011	$40,438	$32,797	$35,887	$85,586	$235,033	$102,160	$172,937	$1,032,172
Liabilities and equity
Deposits (2)
Unsecured borrowing	$39,128	$20,886	$26,492	$29,849	$26,860	$40,189	$46,806	$12,874	$318,849	$561,933
Secured borrowing	2,296	3,988	5,711	4,312	4,473	10,008	21,515	9,176	–	61,479
Covered bonds	–	–	–	1,809	–	3,311	19,432	3,587	–	28,139
Other
Acceptances	9,833	2,562	125	73	35	8	1	–	–	12,637
Obligations related to securities sold short	54,314	–	–	–	–	–	–	–	–	54,314
Obligations related to assets sold under repurchase agreements and securities loaned	70,816	3,050	970	434	92	400	–	–	5,445	81,207
Derivatives	4,627	8,342	4,479	6,703	3,150	13,006	26,869	45,041	2	112,219
Other financial liabilities	22,764	1,485	571	374	277	242	633	4,288	354	30,988
Subordinated debentures	–	–	–	–	–	–	–	7,795	–	7,795
Total financial liabilities	$203,778	$40,313	$38,348	$43,554	$34,887	$67,164	$115,256	$82,761	$324,650	$950,711
Other non-financial liabilities	1,151	398	262	1,908	168	795	2,385	8,810	7,337	23,214
Equity	–	–	–	–	–	–	–	–	58,247	58,247
Total liabilities and equity	$204,929	$40,711	$38,610	$45,462	$35,055	$67,959	$117,641	$91,571	$390,234	$1,032,172
Off-balance sheet items
Financial guarantees	$496	$2,793	$1,799	$2,894	$2,168	$5,022	$3,104	$224	$62	$18,562
Lease commitments	58	116	171	170	167	605	1,185	1,309	–	3,781
Commitments to extend credit	2,931	6,682	6,810	6,850	7,097	23,735	118,190	12,360	2,338	186,993
Other commitments	150	660	617	647	2,737	215	759	270	70,389	76,444
Total off-balance sheet items	$3,635	$10,251	$9,397	$10,561	$12,169	$29,577	$123,238	$14,163	$72,789	$285,780

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and are based on their methodologies. Ratings are subject to change from time to time, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

On January 23, 2015, Fitch Ratings affirmed our ratings with a stable outlook along with the ratings of the other five largest Canadian banks.

On April 30, 2015, Moody’s affirmed our ratings with a negative outlook along with the ratings of the other five largest Canadian banks.

On May 20, 2015, Dominion Bond Rating Services (DBRS) revised the outlook on our senior and subordinated debt ratings to negative from stable, along with the ratings of the other five largest Canadian banks. The outlook revision is linked to DBRS’ view that expected changes in Canadian legislation and regulation imply that the potential for timely systemic support for D-SIBs is declining.

On July 16, 2015, DBRS affirmed our ratings with a negative outlook along with the ratings of the other five largest Canadian banks.

48        Royal Bank of Canada        Third Quarter 2015

The following table presents our major credit ratings(1) and outlooks as at August 25, 2015:

Credit ratings

As at August 25, 2015
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	negative
Standard & Poor’s	A-1+	AA-	negative
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	negative	(2)

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	On May 20, 2015, DBRS revised the outlook on our senior and subordinated debt to negative from stable.

Additional contractual obligations for rating downgrades

A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers which would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	July 31 2015			April 30 2015
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$712	$148	$1,014	$661	$140	$878
Other contractual funding or margin requirements (1)	422	94	–	403	70	–

(1)	Includes GICs issued by our municipal markets business out of New York and London.

Capital management

We continue to manage our capital in accordance with our Capital Management Framework as described in our 2014 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements.

OSFI expects Canadian banks to currently meet the “all-in” targets (minimum ratios plus the capital conservation buffer – January 1, 2019 BCBS requirements) for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios. The CVA capital charge is phased in over a five-year period beginning 2014 and ending December 31, 2018 to ensure an implementation similar to that in other countries. In accordance with the guidance, there are two possible options to phase in the CVA capital charge. Under the option selected by RBC, option 1, CVA increased RWA for purposes of calculating CET1, Tier 1 and Total Capital ratios in accordance with each ratio scalar. The scalars increase each year and will reach 100% by the end of 2018. The 2015 CET1, Tier 1 and Total Capital ratios phase-in scalars are 64%, 71% and 77%, respectively. OSFI released the list of six Canadian banks, including RBC, which are designated as D-SIBs in March 2013, for which an additional 1% risk-weighted capital surcharge will be required commencing January 1, 2016.

Banks are required to disclose the leverage ratio and its components, which has replaced the OSFI Assets-to-capital multiple (ACM), effective the first fiscal quarter of 2015. The leverage ratio is defined as the capital measure divided by the exposure measure. The capital measure is currently defined as Tier 1 capital and the exposure measure is the sum of (a) on-balance sheet exposures; (b) derivative exposures; (c) securities financing transaction (SFT) exposures; and (d) off-balance sheet items. Banks are expected to maintain a leverage ratio that meets or exceeds 3% at all times.

Per OSFI advisory “Global systemically important banks (G-SIBs) – Public disclosure requirements”, all federally-regulated banks with a Basel III leverage ratio total exposure exceeding EUR 200 billion are required to disclose, at a minimum, the twelve indicators used in the G-SIB assessment methodology, with the goal of enhancing the transparency of the relative scale of banks’ potential global systemic importance and data quality. In the first quarter of 2015, Canadian banks, including RBC, that meet the BCBS size threshold and were not designated as G-SIBs in the previous year are required to disclose in their report to shareholders the twelve indicators only (not the full template) for financial year ends 2013 and 2014. For subsequent year ends, disclosure should be made as part of a bank’s annual report to shareholders.

Royal Bank of Canada        Third Quarter 2015        49

In December 2014, BCBS issued the final standards on the revised securitization framework, which aim to strengthen the capital standards for securitization exposures held in the banking book, with an effective date of January 2018.

The BCBS also issued two consultative papers in December 2014 “Capital floor: the design of a framework based on standardized approaches” and “Revisions to the standardized approach for credit risk”. The capital floor consultative document focuses on the design of a capital floor framework based on the standardized approach, with the objective to mitigate model risk and measurement error stemming from internal models and enhance comparability of capital across banks. This framework will replace the current transitional floor, which is based on the Basel I standard. The revisions to the standardized approach for credit risk document is designed to strengthen the existing regulatory capital framework, with the objective of reducing reliance on external credit ratings, increasing risk sensitivity, and increasing comparability of capital requirements to the IRB approach. These revisions will as a result increase the comparability of capital requirements between banks using the standardized approach.

We will continue to monitor and assess the capital impact of these regulatory developments.

The following table provides a summary of OSFI regulatory target ratios under Basel III.

Basel III Capital ratios and leverage	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at July 31, 2015	Meet or exceed OSFI regulatory target ratios
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge (1)
Common Equity Tier 1	> 4.5%	2.5%	> 7.0%	1.0%	> 8.0%	10.1%	✓
Tier 1 capital	> 6.0%	2.5%	> 8.5%	1.0%	> 9.5%	11.7%	✓
Total capital	> 8.0%	2.5%	> 10.5%	1.0%	> 11.5%	13.4%	✓
Leverage ratio	> 3.0%	n.a.	> 3.0%	n.a.	> 3.0%	4.2%	✓

(1)	The D-SIBs surcharge will be applicable to risk-weighted capital commencing January 1, 2016.

The following table provides details on our regulatory capital, RWA and capital ratios. Our capital position remained strong during the quarter and our capital ratios remain well above OSFI regulatory targets.

Regulatory capital, RWA and capital ratios

Regulatory capital, risk-weighted assets (RWA) and capital ratios
	As at
(Millions of Canadian dollars, except percentage and multiple amounts and as otherwise noted)	July 31 2015	April 30 2015	October 31 2014	July 31 2014
Capital (1)
CET1 capital	$42,405	$39,608	$36,406	$34,967
Tier 1 capital	49,049	45,989	42,202	41,408
Total capital	56,553	53,932	50,020	48,188
Risk-weighted assets (RWA) used in calculation of capital ratios (1), (2)
CET1 capital RWA	419,484	396,874	368,594	368,320
Tier 1 capital RWA	420,789	398,014	369,976	369,772
Total capital RWA	421,908	398,992	372,050	371,949

Total capital RWA consisting of: (1)
Credit risk	$330,577	$306,831	$286,327	$281,684
Market risk	41,322	42,915	38,460	44,042
Operational risk	50,009	49,246	47,263	46,223
Total capital RWA	$421,908	$398,992	$372,050	$371,949
Capital ratios, Leverage ratio and multiples (1), (3)
CET1 ratio	10.1%	10.0%	9.9%	9.5%
Tier 1 capital ratio	11.7%	11.6%	11.4%	11.2%
Total capital ratio	13.4%	13.5%	13.4%	13.0%
Assets-to-capital multiple (4)	n.a.	n.a.	17.0X	17.3X
Gross-adjusted assets (GAA) (4) (billions)	n.a.	n.a.	$885.0	$867.9
Leverage ratio	4.2%	4.0%	n.a.	n.a.
Leverage ratio exposure (billions)	$1,178.4	$1,137.8	n.a.	n.a.

(1)	Capital, RWA, capital ratios and multiples are calculated using OSFI Capital Adequacy Requirements based on the Basel III framework. Leverage ratios are calculated using OSFI Leverage Requirements Guideline based on the Basel III framework. Effective the first quarter of 2015, the leverage ratio has replaced the ACM. The leverage ratio is a regulatory measure under the Basel III framework and is not applicable (n.a.) for periods prior to Q1 2015. Capital ratios presented above are on an “all-in” basis.
(2)	Effective Q3 2014, different scalars were applied to the CVA included in each of the three tiers of capital. In Q3 and Q4, 2014, the CVA scalars 57%, 65% and 77% were applied to CET 1, Tier 1 and Total Capital respectively. In fiscal 2015, the CVA scalars are 64%, 71% and 77% for CET1, Tier 1 and Total capital respectively.
(3)	To enhance comparability among other global financial institutions, the following are our transitional capital and leverage ratios. The transitional CET1, Tier 1, Total capital and leverage ratios as at July 31, 2015 were 11.6%, 11.8%, 13.5% and 4.3% respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
(4)	Assets-to-capital multiples and GAA were calculated on a transitional basis in the prior periods.

50        Royal Bank of Canada        Third Quarter 2015

Q3 2015 vs. Q2 2015

(1)	Represents round figures.
(2)	Internal capital generation includes $1.3 billion which represents Net income available to shareholders less common and preferred shares dividends.

Q3 2015 vs. Q2 2015

Our CET1 ratio was 10.1%, up 10 bps from last quarter, mainly reflecting internal capital generation and the positive impact of a higher discount rate in determining our pension and other post-employment benefit obligations. These factors were partially offset by higher RWA reflecting business growth, and the net impact of foreign exchange translation.

CET1 capital RWA increased $23 billion, mainly reflecting an increase due to the impact of foreign exchange translation and business growth largely in our wholesale lending portfolio, repo-style transactions and derivatives.

Our Tier 1 capital ratio of 11.7% was up 10 bps, mainly due to the factors noted under the CET1 ratio, and the issuance of preferred shares.

Our Total capital ratio of 13.4% was down 10 bps, as the factors noted under Tier 1 capital ratio above were mostly offset by net redemption of subordinated debentures.

Our Leverage ratio of 4.2% was up 20 bps, mainly due to internal capital generation, the positive impact of a higher discount rate in determining our pension and other post-employment benefit obligations, and the issuance of preferred shares. These factors were partially offset by the net impact of foreign exchange translation.

Q3 2015 vs. Q4 2014

Our CET1 ratio increased 20 bps from October 31, 2014, mainly reflecting internal capital generation, partially offset by higher RWA reflecting business growth, and the net impact of foreign exchange translation.

CET1 capital RWA increased $51 billion, mainly reflecting an increase due to the impact of foreign exchange translation and business growth largely in our wholesale lending portfolio, repo-style transactions and derivatives.

Our Tier 1 capital ratio increased 30 bps, mainly reflecting the factors noted under CET1 ratio, and the net issuance of preferred shares.

Our Total capital ratio was flat, as the factors noted under Tier 1 capital ratio were mostly offset by the net redemption of subordinated debentures.

Royal Bank of Canada        Third Quarter 2015        51

Selected capital management activity

The following table provides our selected capital management activity for the three and nine months ended July 31, 2015.

Selected capital management activity
	For the three months ended July 31, 2015		For the nine months ended July 31, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares issued
Stock options exercised (1)	90	$5	959	$50
Issuance of preferred shares Series BD (2), (3), (4)	–	–	24,000	600
Issuance of preferred shares Series BF (2), (3), (4)	–	–	12,000	300
Issuance of preferred shares Series BH (2), (3), (4)	6,000	150	6,000	150
Issuance of preferred shares Series BI (2), (3), (4)	6,000	150	6,000	150
Redemption of preferred shares Series AX	–	–	(13,000)	(325)
Tier 2 capital
Issuance of June 4, 2025 subordinated debentures (2), (4)		1,000		1,000
Maturity of November 14, 2014 subordinated debentures (2)		–		(200)
Redemption of June 15, 2020 subordinated debentures (2)		(1,500)		(1,500)

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.
(3)	Based on gross amount.
(4)	Non-Viable Contingent Capital (NVCC) capital instruments.

Selected share data (1)

	As at July 31, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,443,192	$14,561	$0.77
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300	0.31
Non-cumulative Series AA	12,000	300	0.28
Non-cumulative Series AB	12,000	300	0.29
Non-cumulative Series AC	8,000	200	0.29
Non-cumulative Series AD	10,000	250	0.28
Non-cumulative Series AE	10,000	250	0.28
Non-cumulative Series AF	8,000	200	0.28
Non-cumulative Series AG	10,000	250	0.28
Non-cumulative Series AJ (3)	13,579	339	0.22
Non-cumulative Series AK (3)	2,421	61	0.16
Non-cumulative Series AL (3)	12,000	300	0.27
Non-cumulative Series AZ (3), (4)	20,000	500	0.25
Non-cumulative Series BB (3), (4)	20,000	500	0.24
Non-cumulative Series BD (3), (4)	24,000	600	0.23
Non-cumulative Series BF (3), (4)	12,000	300	0.40
Non-cumulative Series BH (4)	6,000	150	–
Non-cumulative Series BI (4)	6,000	150	–
Treasury shares held – preferred	(6)	–
Treasury shares held – common	479	37
Stock options
Outstanding	8,414
Exercisable	5,463
Dividends
Common		1,110
Preferred		50

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	NVCC capital instruments.

On November 1, 2014, we renewed our normal course issuer bid (NCIB) which permits us to purchase up to 12 million of our common shares. The NCIB expires on October 31, 2015. For the three months and nine months ended July 31, 2015, we have not purchased any shares under the 2015 NCIB.

On June 4, 2015, we issued $1 billion of subordinated debentures due June 4, 2025. The subordinated debentures bear interest at a fixed rate of 2.48% per annum until June 4, 2020, and at the three-month Banker’s acceptance rate plus 1.1% thereafter until their maturity on June 4, 2025.

On June 5, 2015, we issued 6 million Non-cumulative First Preferred Shares Series BH for gross proceeds of $150 million. Net proceeds will be used for general business purposes.

52        Royal Bank of Canada        Third Quarter 2015

On July 22, 2015, we issued 6 million Non-cumulative First Preferred Shares Series BI for gross proceeds of $150 million. Net proceeds will be used for general business purposes.

As at August 21, 2015, the number of outstanding common shares and stock options was 1,443,191,703 and 8,413,811, respectively, and the number of Treasury shares – preferred and Treasury shares – common was 42,863 and 393,104, respectively.

NVCC provisions require the conversion of our capital instruments into a variable number of common shares in the event that OSFI deems the Bank to be non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments preferred shares Series AZ, preferred shares Series BB, preferred shares Series BD, preferred shares Series BF, preferred shares Series BH, preferred shares Series BI, subordinated debentures due on July 17, 2024, subordinated debentures due on September 29, 2026 and subordinated debentures due on June 4, 2025 would be converted into RBC common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 1,358 million RBC common shares, on aggregate, which would represent a dilution impact of 48.48% based on the number of RBC common shares outstanding as at July 31, 2015.

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors. The following outlines our attributed capital.

Attributed capital

	For the three months ended
(Millions of Canadian dollars)	July 31 2015	April 30 2015	October 31 2014	July 31 2014
Credit risk	$16,500	$16,050	$15,250	$13,900
Market risk (trading and non-trading)	3,800	3,900	4,200	4,000
Operational risk	4,600	4,800	4,200	4,550
Business and fixed asset risk	2,900	3,050	2,600	2,850
Insurance risk	550	550	500	500
Goodwill and other intangibles	11,950	11,850	11,400	11,300
Regulatory capital allocation	5,100	5,400	4,200	4,050
Attributed capital	$45,400	$45,600	$42,350	$41,150
Under attribution of capital	7,200	5,900	5,100	5,250
Average common equity	$52,600	$51,500	$47,450	$46,400

Q3 2015 vs. Q2 2015

Attributed capital decreased $0.2 billion largely due to lower operational and business risks reflecting lower revenue primarily due to lower trading revenue, and lower regulatory capital allocation. These factors were partially offset by higher credit risk mainly due to growth in loan book including residential mortgages, derivatives and trading securities. The increase in goodwill and other intangibles risk reflects the increase due to the impact of foreign exchange as a result of the weaker Canadian dollar. We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks.

Royal Bank of Canada        Third Quarter 2015        53

Additional financial information

Exposures to selected financial instruments

	As at
	July 31, 2015				July 31, 2014
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities	$242	$218	$–	$460	$212	$193	$–	$405
Fair value of securities by rating
AAA	$–	$–	$–		$2	$–	$–
AA	125	1	–		27	4	–
A	25	2	–		66	3	–
BBB	5	17	–		24	4	–
Below BBB-	87	198	–		93	182	–
Total	$242	$218	$–	$460	$212	$193	$–	$405
Fair value of securities by vintage
2003 (or before)	$–	$1	$–		$–	$23	$–
2004	30	18	–		7	38	–
2005	49	64	–		80	82	–
2006	114	105	–		103	42	–
2007 and later	49	30	–		22	8	–
Total	$242	$218	$–	$460	$212	$193	$–	$405
Amortized cost of subprime/Alt-A mortgages (whole loans)	$9	$43	$–	$52	$9	$37	$–	$46
Total subprime and Alt-A exposures	$251	$261	$–	$512	$221	$230	$–	$451

Sensitivities of fair value of securities to changes in assumptions:
100bps increase in credit spread	$(10)	$(11)
100bps increase in interest rates	(3)	(37)
20% increase in default rates	(5)	(7)
25% decrease in prepayment rates	(2)	13

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $512 million represented less than 0.1% of our total assets as at July 31, 2015, compared to $451 million or less than 0.1% last year. The increase of $61 million primarily reflected an increase due to the impact of foreign exchange translation.

Q3 2015 vs. Q3 2014

Our total holdings of RMBS noted in the table above may be exposed to U.S. subprime risk. As at July 31, 2015, our U.S. subprime RMBS exposure of $242 million increased $30 million or 14% from last year, primarily due to the impact of foreign exchange translation. Of this exposure, $150 million or 62% of our related holdings were rated A and above, an increase of $55 million from last year due to the purchase of securities and an increase due to the impact of foreign exchange translation.

As at July 31, 2015, our exposure to U.S. subprime loans of $9 million was flat compared to the prior year.

Of our total portfolio of RMBS, holdings with a fair value of $218 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures increased $25 million from last year primarily reflecting an increase due to the impact of foreign exchange translation. Approximately 62% of U.S. Alt-A exposures were issued during 2006 and onwards, which compares to 26% last year. As at July 31, 2015, our exposure to U.S. Alt-A loans of $43 million increased $6 million from last year.

Of our total portfolio of CDOs, we have no holdings that are exposed to U.S. subprime or Alt-A risk. As at July 31, 2015, the fair value of our U.S. corporate CDOs of $1,148 million, which were predominantly comprised of corporate collateralized loan obligations, increased $224 million from last year mainly reflecting an increase due to the impact of foreign exchange translation.

Commercial mortgage-backed securities

The fair value of our total direct holdings of Canadian and U.S. commercial mortgage-backed securities was $673 million as at July 31, 2015.

Assets and liabilities measured at fair value

Our financial instruments carried at fair value are classified as Level 1, 2, or 3, in accordance with the fair value hierarchy set out in IFRS 13 Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our audited 2014 Annual Consolidated Financial Statements.

54        Royal Bank of Canada        Third Quarter 2015

The following table presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2, or 3 as at July 31, 2015.

	As at July 31, 2015
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$172,370	40%	60%	0%	100%
Available-for-sale	59,827	13	81	6	100
Assets purchased under reverse repurchase agreements and securities borrowed	105,393	0	100	0	100
Loans – Wholesale	3,569	0	81	19	100
Derivatives	201,964	1	98	1	100
Financial liabilities
Deposits	$108,284	0%	99%	1%	100%
Obligations related to securities sold short	55,656	66	34	0	100
Obligations related to assets sold under repurchase agreements and securities loaned	74,474	0	100	0	100
Derivatives	205,751	1	98	1	100

(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

Accounting and control matters

Summary accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standards (IAS) 34 Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our audited 2014 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosure

We have adopted amendments to IAS 32 Financial Instruments: Presentation, and International Financial Reporting Standards (IFRS) Interpretations Committee IFRIC Interpretation 21 Levies, effective November 1, 2014. Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Future changes in regulatory disclosure

Basel Committee on Banking Supervision revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued the final standard for the revised Pillar 3 disclosure requirements with the goal of enhancing the transparency and improve comparability and consistency of banks’ capital and risk disclosure. BCBS requires all banks to provide the revised Pillar 3 disclosures by the end of fiscal 2016 and OSFI is expected to issue their domestic guidance for Canadian banks in the fall of 2015.

Controls and procedures

Disclosure controls and procedures

As of July 31, 2015, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of July 31, 2015.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended July 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 29 of our audited 2014 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2015        55

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2014 Annual Report, Q3 2015 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	55	107	1
	2	Define risk terminology and measures	–	47-52 199-201	–
	3	Top and emerging risks	–	46-47	–
	4	New regulatory ratios	39-41,48-49	69,85-86	–
Risk governance, risk management and business model	5	Risk management organization	–	47-52	–
	6	Risk culture	–	49-50	–
	7	Risk in the context of our business activities	–	93	–
	8	Stress testing	–	50,63	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	48-49	86	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	–	21-24
	11	Flow statement of the movements in regulatory capital	–	–	25
	12	Capital strategic planning	–	85-86	–
	13	RWA by business segments	–	–	28
	14	Analysis of capital requirement, and related measurement model information	–	52-55	26-27
	15	RWA credit risk and related risk measurements	–	–	42-44
	16	Movement of risk-weighted assets by risk type	–	–	28
	17	Basel back-testing	–	50,53	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	42-43	70-71	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	43,48	72 77-78	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	46-47	75-77	–
	21	Sources of funding and funding strategy	43-45	73-74	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	37-39	67-68	–
	23	Decomposition of market risk factors	34-36	63-65	–
	24	Market risk validation and back-testing	–	63	–
	25	Primary risk management techniques beyond reported risk measures and parameters	–	63-64	–
Credit risk	26	Bank’s credit risk profile	26-33 80-82	52-63 146-148	31-44
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet		100-106	40
	27	Policies for identifying impaired loans	–	55,97 125	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	–	33,37
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	–	53	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk	–	54	41
Other	31	Other risk types	–	78-85	–
	32	Publicly known risk events	–	80 185	–

56        Royal Bank of Canada        Third Quarter 2015

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	July 31 2015	April 30 2015	October 31 2014	July 31 2014
Assets
Cash and due from banks	$19,976	$18,393	$17,421	$16,297
Interest-bearing deposits with banks	10,731	4,402	8,399	5,383
Securities (Note 4)
Trading	172,370	169,763	151,380	152,756
Available-for-sale	63,145	52,880	47,768	46,358
	235,515	222,643	199,148	199,114
Assets purchased under reverse repurchase agreements and securities borrowed	172,659	163,368	135,580	135,205
Loans (Note 5)
Retail	343,463	336,064	334,269	329,999
Wholesale	121,214	114,283	102,954	102,348
	464,677	450,347	437,223	432,347
Allowance for loan losses (Note 5)	(2,078)	(2,037)	(1,994)	(1,926)
	462,599	448,310	435,229	430,421
Segregated fund net assets	821	780	675	645
Other
Customers’ liability under acceptances	12,761	12,637	11,462	10,443
Derivatives (Note 6)	112,459	107,004	87,402	72,823
Premises and equipment, net	2,667	2,595	2,684	2,603
Goodwill	9,322	8,890	8,647	8,568
Other intangibles	2,810	2,779	2,775	2,782
Investments in joint ventures and associates	346	319	295	306
Employee benefit assets	108	84	138	179
Other assets	42,399	39,968	30,695	29,101
	182,872	174,276	144,098	126,805
Total assets	$1,085,173	$1,032,172	$940,550	$913,870
Liabilities and equity
Deposits (Note 8)
Personal	$218,629	$215,903	$209,217	$204,427
Business and government	449,397	415,311	386,660	377,635
Bank	26,210	20,337	18,223	19,629
	694,236	651,551	614,100	601,691
Segregated fund net liabilities	821	780	675	645
Other
Acceptances	12,761	12,637	11,462	10,443
Obligations related to securities sold short	55,656	54,314	50,345	52,054
Obligations related to assets sold under repurchase agreements and securities loaned	83,236	81,207	64,331	65,423
Derivatives (Note 6)	116,083	112,219	88,982	75,096
Insurance claims and policy benefit liabilities	9,395	9,373	8,564	8,473
Employee benefit liabilities	2,431	2,611	2,420	2,205
Other liabilities	41,282	41,438	37,309	37,533
	320,844	313,799	263,413	251,227
Subordinated debentures (Note 10)	7,374	7,795	7,859	6,810
Total liabilities	1,023,275	973,925	886,047	860,373
Equity attributable to shareholders
Preferred shares (Note 10)	4,950	4,650	4,075	4,750
Common shares (shares issued – 1,443,191,703, 1,443,101,716, 1,442,232,886 and 1,441,535,962) (Note 10)	14,561	14,556	14,511	14,475
Treasury shares – preferred (shares held – (5,704), 70,730, 1,207 and (57,070))	–	2	–	(1)
– common (shares held – 478,978, (1,357,362), 891,733 and 117,579)	37	(104)	71	10
Retained earnings	35,795	34,142	31,615	30,526
Other components of equity	4,760	3,185	2,418	1,954
	60,103	56,431	52,690	51,714
Non-controlling interests	1,795	1,816	1,813	1,783
Total equity	61,898	58,247	54,503	53,497
Total liabilities and equity	$1,085,173	$1,032,172	$940,550	$913,870

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2015        57

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except per share amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Interest income
Loans	$4,241	$4,130	$4,318	$12,679	$12,710
Securities	1,177	1,111	1,097	3,360	3,060
Assets purchased under reverse repurchase agreements and securities borrowed	319	298	237	918	718
Deposits and other	18	18	21	57	55
	5,755	5,557	5,673	17,014	16,543
Interest expense
Deposits and other	1,387	1,460	1,493	4,348	4,410
Other liabilities	525	477	473	1,509	1,394
Subordinated debentures	60	63	60	186	183
	1,972	2,000	2,026	6,043	5,987
Net interest income	3,783	3,557	3,647	10,971	10,556
Non-interest income
Insurance premiums, investment and fee income	1,021	806	1,383	3,719	3,790
Trading revenue	56	359	285	755	895
Investment management and custodial fees	966	943	838	2,836	2,469
Mutual fund revenue	739	716	671	2,150	1,930
Securities brokerage commissions	358	361	340	1,084	1,032
Service charges	405	391	380	1,188	1,108
Underwriting and other advisory fees	531	559	552	1,535	1,381
Foreign exchange revenue, other than trading	137	301	215	592	620
Card service revenue	209	192	181	605	509
Credit fees	320	311	317	876	841
Net gain on available-for-sale securities (Note 4)	42	42	36	111	130
Share of profit in joint ventures and associates	28	39	44	109	128
Other	233	253	101	771	337
	5,045	5,273	5,343	16,331	15,170
Total revenue	8,828	8,830	8,990	27,302	25,726
Provision for credit losses (Note 5)	270	282	283	822	819
Insurance policyholder benefits, claims and acquisition expense	656	493	1,009	2,671	2,821
Non-interest expense
Human resources (Note 9)	2,890	2,996	2,866	8,901	8,450
Equipment	327	311	287	935	859
Occupancy	351	356	350	1,042	997
Communications	213	224	207	635	588
Professional fees	223	204	178	625	500
Amortization of other intangibles	180	178	171	532	490
Other	451	467	543	1,321	1,437
	4,635	4,736	4,602	13,991	13,321
Income before income taxes	3,267	3,319	3,096	9,818	8,765
Income taxes	792	817	718	2,385	2,094
Net income	$2,475	$2,502	$2,378	$7,433	$6,671
Net income attributable to:
Shareholders	$2,449	$2,473	$2,352	$7,356	$6,594
Non-controlling interests	26	29	26	77	77
	$2,475	$2,502	$2,378	$7,433	$6,671
Basic earnings per share (in dollars) (Note 11)	$1.66	$1.68	$1.59	$5.00	$4.45
Diluted earnings per share (in dollars) (Note 11)	1.66	1.68	1.59	4.99	4.43
Dividends per common share (in dollars)	0.77	0.77	0.71	2.29	2.09

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

58        Royal Bank of Canada        Third Quarter 2015

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Net income	$2,475	$2,502	$2,378	$7,433	$6,671
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	14	(122)	39	100	121
Reclassification of net losses (gains) on available-for-sale securities to income	(9)	(20)	(7)	(29)	(42)
	5	(142)	32	71	79
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	3,542	(2,116)	(203)	5,982	1,819
Net foreign currency translation gains (losses) from hedging activities	(1,771)	1,096	166	(3,280)	(1,115)
Reclassification of losses (gains) on foreign currency translation to income	(4)	(167)	47	(182)	44
Reclassification of losses (gains) on net investment hedging activities to income	–	59	–	69	3
	1,767	(1,128)	10	2,589	751
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(236)	36	2	(582)	(76)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	46	79	(3)	276	(8)
	(190)	115	(1)	(306)	(84)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 9)	203	413	(178)	126	(84)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	165	(79)	(28)	161	(110)
	368	334	(206)	287	(194)
Total other comprehensive income (loss), net of taxes	1,950	(821)	(165)	2,641	552
Total comprehensive income	$4,425	$1,681	$2,213	$10,074	$7,223
Total comprehensive income attributable to:
Shareholders	$4,392	$1,657	$2,187	$9,985	$7,146
Non-controlling interests	33	24	26	89	77
	$4,425	$1,681	$2,213	$10,074	$7,223

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Income taxes on other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	$14	$(35)	$26	$47	$56
Reclassification of net losses (gains) on available-for- sale securities to income	(4)	(5)	(3)	(7)	(6)
Unrealized foreign currency translation gains (losses)	4	(3)	–	7	4
Net foreign currency translation gains (losses) from hedging activities	(625)	387	59	(1,160)	(395)
Reclassification of losses (gains) on net investment hedging activities to income	–	19	–	23	1
Net gains (losses) on derivatives designated as cash flow hedges	(85)	14	1	(208)	(27)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	16	28	(2)	98	(3)
Remeasurements of employee benefit plans	70	147	(64)	44	(34)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	61	(29)	(10)	60	(40)
Total income tax (recoveries) expenses	$(549)	$523	$7	$(1,096)	$(444)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2015        59

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at April 30, 2014	$4,250	$14,458	$–	$73	$29,489	$394	$1,427	$92	$1,913	$50,183	$1,793	$51,976
Changes in equity
Issues of share capital	500	19	–	–	(7)	–	–	–	–	512	–	512
Common shares purchased for cancellation	–	(2)	–	–	(11)	–	–	–	–	(13)	–	(13)
Sales of treasury shares	–	–	49	1,746	–	–	–	–	–	1,795	–	1,795
Purchases of treasury shares	–	–	(50)	(1,809)	–	–	–	–	–	(1,859)	–	(1,859)
Share-based compensation awards	–	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Dividends on common shares	–	–	–	–	(1,025)	–	–	–	–	(1,025)	–	(1,025)
Dividends on preferred shares and other	–	–	–	–	(55)	–	–	–	–	(55)	(47)	(102)
Other	–	–	–	–	(10)	–	–	–	–	(10)	11	1
Net income	–	–	–	–	2,352	–	–	–	–	2,352	26	2,378
Total other comprehensive income (loss), net of taxes	–	–	–	–	(206)	32	10	(1)	41	(165)	–	(165)
Balance at July 31, 2014	$4,750	$14,475	$(1)	$10	$30,526	$426	$1,437	$91	$1,954	$51,714	$1,783	$53,497
Balance at January 31, 2015	$4,350	$14,531	$1	$(57)	$32,505	$640	$3,831	$(136)	$4,335	$55,665	$1,756	$57,421
Changes in equity
Issues of share capital	300	25	–	–	(6)	–	–	–	–	319	–	319
Sales of treasury shares	–	–	56	1,887	–	–	–	–	–	1,943	–	1,943
Purchases of treasury shares	–	–	(55)	(1,934)	–	–	–	–	–	(1,989)	–	(1,989)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(1,111)	–	–	–	–	(1,111)	–	(1,111)
Dividends on preferred shares and other	–	–	–	–	(47)	–	–	–	–	(47)	–	(47)
Other	–	–	–	–	(4)	–	–	–	–	(4)	36	32
Net income	–	–	–	–	2,473	–	–	–	–	2,473	29	2,502
Total other comprehensive income (loss), net of taxes	–	–	–	–	334	(142)	(1,123)	115	(1,150)	(816)	(5)	(821)
Balance at April 30, 2015	$4,650	$14,556	$2	$(104)	$34,142	$498	$2,708	$(21)	$3,185	$56,431	$1,816	$58,247
Changes in equity
Issues of share capital	300	5	–	–	(5)	–	–	–	–	300	–	300
Sales of treasury shares	–	–	26	1,495	–	–	–	–	–	1,521	–	1,521
Purchases of treasury shares	–	–	(28)	(1,354)	–	–	–	–	–	(1,382)	–	(1,382)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(1,110)	–	–	–	–	(1,110)	–	(1,110)
Dividends on preferred shares and other	–	–	–	–	(50)	–	–	–	–	(50)	(46)	(96)
Other	–	–	–	–	1	–	–	–	–	1	(8)	(7)
Net income	–	–	–	–	2,449	–	–	–	–	2,449	26	2,475
Total other comprehensive income (loss), net of taxes	–	–	–	–	368	5	1,760	(190)	1,575	1,943	7	1,950
Balance at July 31, 2015	$4,950	$14,561	$–	$37	$35,795	$503	$4,468	$(211)	$4,760	$60,103	$1,795	$61,898

60        Royal Bank of Canada        Third Quarter 2015

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2013	$4,600	$14,377	$1	$41	$27,438	$347	$686	$175	$1,208	$47,665	$1,795	$49,460
Changes in equity
Issues of share capital	1,000	114	–	–	(14)	–	–	–	–	1,100	–	1,100
Common shares purchased for cancellation	–	(16)	–	–	(97)	–	–	–	–	(113)	–	(113)
Preferred shares redeemed	(850)	–	–	–	–	–	–	–	–	(850)	–	(850)
Sales of treasury shares	–	–	100	3,848	–	–	–	–	–	3,948	–	3,948
Purchases of treasury shares	–	–	(102)	(3,879)	–	–	–	–	–	(3,981)	–	(3,981)
Share-based compensation awards	–	–	–	–	(6)	–	–	–	–	(6)	–	(6)
Dividends on common shares	–	–	–	–	(3,016)	–	–	–	–	(3,016)	–	(3,016)
Dividends on preferred shares and other	–	–	–	–	(169)	–	–	–	–	(169)	(94)	(263)
Other	–	–	–	–	(10)	–	–	–	–	(10)	5	(5)
Net income	–	–	–	–	6,594	–	–	–	–	6,594	77	6,671
Total other comprehensive income (loss), net of taxes	–	–	–	–	(194)	79	751	(84)	746	552	–	552
Balance at July 31, 2014	$4,750	$14,475	$(1)	$10	$30,526	$426	$1,437	$91	$1,954	$51,714	$1,783	$53,497
Balance at October 31, 2014	$4,075	$14,511	$–	$71	$31,615	$432	$1,891	$95	$2,418	$52,690	$1,813	$54,503
Changes in equity
Issues of share capital	1,200	50	–	–	(18)	–	–	–	–	1,232	–	1,232
Preferred shares redeemed	(325)	–	–	–	–	–	–	–	–	(325)	–	(325)
Sales of treasury shares	–	–	97	5,163	–	–	–	–	–	5,260	–	5,260
Purchases of treasury shares	–	–	(97)	(5,197)	–	–	–	–	–	(5,294)	–	(5,294)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(3,302)	–	–	–	–	(3,302)	–	(3,302)
Dividends on preferred shares and other	–	–	–	–	(137)	–	–	–	–	(137)	(92)	(229)
Other	–	–	–	–	(6)	–	–	–	–	(6)	(15)	(21)
Net income	–	–	–	–	7,356	–	–	–	–	7,356	77	7,433
Total other comprehensive income (loss), net of taxes	–	–	–	–	287	71	2,577	(306)	2,342	2,629	12	2,641
Balance at July 31, 2015	$4,950	$14,561	$–	$37	$35,795	$503	$4,468	$(211)	$4,760	$60,103	$1,795	$61,898

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2015        61

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Cash flows from operating activities
Net income	$2,475	$2,502	$2,378	$7,433	$6,671
Adjustments for non-cash items and others
Provision for credit losses	270	282	283	822	819
Depreciation	127	134	125	388	367
Deferred income taxes	(54)	98	(177)	49	(24)
Amortization and Impairment of other intangibles	179	184	173	538	492
Impairment of investments in joint ventures and associates	5	9	5	20	17
Loss (gain) on sale of premises and equipment	5	(1)	8	(34)	13
Loss (gain) on available-for-sale securities	(64)	(60)	(39)	(165)	(156)
Loss (gain) on disposition of business	(4)	23	40	19	100
Impairment of available-for-sale securities	10	18	2	42	17
Share of loss (profit) in joint ventures and associates	(28)	(39)	(44)	(109)	(128)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	22	(67)	310	831	439
Net change in accrued interest receivable and payable	(172)	262	(133)	(228)	77
Current income taxes	(107)	738	434	(512)	(132)
Derivative assets	(5,459)	43,560	(190)	(25,061)	1,999
Derivative liabilities	3,879	(40,650)	1,890	27,116	(1,649)
Trading securities	(2,569)	11,231	(4,380)	(21,083)	(8,629)
Loans, net of securitizations	(15,048)	(1,380)	(9,108)	(29,497)	(21,969)
Assets purchased under reverse repurchase agreements and securities borrowed	(9,291)	205	(1,224)	(37,079)	(17,688)
Deposits, net of securitizations	44,991	(1,610)	10,732	83,988	39,930
Obligations related to assets sold under repurchase agreements and securities loaned	2,029	(94)	1,633	18,905	5,007
Obligations related to securities sold short	1,342	(5,171)	1,631	5,311	4,942
Brokers and dealers receivable and payable	(794)	(538)	(631)	(162)	(628)
Other	(4,336)	(4,573)	978	(10,853)	(809)
Net cash from (used in) operating activities	17,408	5,063	4,696	20,679	9,078
Cash flows from investing activities
Change in interest-bearing deposits with banks	(6,688)	(581)	(173)	(2,497)	3,656
Proceeds from sale of available-for-sale securities	2,579	2,824	703	7,630	3,776
Proceeds from maturity of available-for-sale securities	8,047	8,365	10,383	24,718	27,941
Purchases of available-for-sale securities	(18,288)	(15,826)	(14,381)	(42,295)	(38,173)
Proceeds from maturity of held-to-maturity securities	16	–	73	16	285
Purchases of held-to-maturity securities	(103)	(122)	(367)	(1,832)	(552)
Net acquisitions of premises and equipment and other intangibles	(449)	(218)	(290)	(948)	(832)
Proceeds from dispositions	63	–	91	63	91
Net cash from (used in) investing activities	(14,823)	(5,558)	(3,961)	(15,145)	(3,808)
Cash flows from financing activities
Redemption of trust capital securities	–	–	–	–	(900)
Issue of subordinated debentures	1,000	–	1,000	1,000	1,000
Repayment of subordinated debentures	(1,500)	–	(600)	(1,700)	(1,600)
Issue of common shares	5	25	19	50	114
Common shares purchased for cancellation	–	–	(13)	–	(113)
Issue of preferred shares	300	300	500	1,200	1,000
Redemption of preferred shares	–	–	–	(325)	(850)
Sales of treasury shares	1,521	1,943	1,795	5,260	3,948
Purchase of treasury shares	(1,382)	(1,989)	(1,859)	(5,294)	(3,981)
Dividends paid	(1,158)	(1,121)	(1,077)	(3,404)	(3,131)
Issuance costs	(5)	(6)	(7)	(18)	(14)
Dividends/distributions paid to non-controlling interests	(46)	–	(47)	(92)	(94)
Change in short-term borrowings of subsidiaries	(17)	(111)	(20)	(104)	(18)
Net cash from (used in) financing activities	(1,282)	(959)	(309)	(3,427)	(4,639)
Effect of exchange rate changes on cash and due from banks	280	(180)	(8)	448	116
Net change in cash and due from banks	1,583	(1,634)	418	2,555	747
Cash and due from banks at beginning of period (1)	18,393	20,027	15,879	17,421	15,550
Cash and due from banks at end of period (1)	$19,976	$18,393	$16,297	$19,976	$16,297
Cash flows from operating activities include:
Amount of interest paid	$1,882	$1,588	$1,999	$5,502	$5,656
Amount of interest received	5,370	5,349	5,169	15,885	15,570
Amount of dividend received	542	483	537	1,430	1,290
Amount of income taxes paid	296	586	360	1,447	1,591

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.9 billion as at July 31, 2015 (April 30, 2015 – $2.3 billion; January 31, 2015 – $2.8 billion; October 31, 2014 – $2.0 billion; July 31, 2014 – $2.3 billion; April 30, 2014 – $2.3 billion; October 31, 2013 – $2.6 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

62        Royal Bank of Canada        Third Quarter 2015

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2014 Annual Consolidated Financial Statements and the accompanying notes included on pages 108 to 196 in our 2014 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On August 25, 2015, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2014 Annual Consolidated Financial Statements.

Changes in accounting policies

During the first quarter, we adopted the following new accounting pronouncements:

IAS 32 Financial Instruments: Presentation (IAS 32)

Amendments to IAS 32 clarify the existing requirements for offsetting financial assets and financial liabilities. The standard provides clarifications on the legal right to offset transactions, and when transactions settled through a gross settlement system would meet the simultaneous settlement criteria. We retrospectively adopted the amendments on November 1, 2014. The adoption of these amendments did not have an impact on our consolidated financial statements.

International Financial Reporting Standards (IFRS) Interpretations Committee IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 provides guidance on when to recognize a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. We prospectively adopted the standard on November 1, 2014. We did not restate our quarterly or annual results for periods before November 1, 2014 as the amounts were not significant. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

Future changes in accounting policy and disclosure

The following are developments in new accounting standards that took place during the nine months to date:

IFRS 15 Revenue from Contracts with Customers (IFRS 15)

In July 2015, the International Accounting Standards Board (IASB) announced a one-year deferral of the IFRS 15 effective date. The standard provides a single, principles based five-step model for revenue recognition to be applied to all contracts with customers. The formal amendment to the standard, specifying the new effective date, is expected to be issued in September 2015. IFRS 15 will be effective for us on November 1, 2018.

IFRS 9 Financial Instruments (IFRS 9)

In January 2015, the Office of the Superintendent of Financial Institutions (OSFI) issued an advisory with respect to the early adoption of IFRS 9 for Domestic Systemically Important Banks (D-SIBs), requiring D-SIBs to adopt IFRS 9 for the annual period beginning on November 1, 2017. As a D-SIB, we will be required to adopt IFRS 9 beginning on November 1, 2017, with the exception of the own credit provisions which we adopted in the second quarter of 2014.

Royal Bank of Canada        Third Quarter 2015        63

Note 3 Fair value of financial instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Refer to Note 2 and Note 3 of our audited 2014 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at July 31, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$162,060	$10,310	$–	$–	$–	$172,370	$172,370
Available-for-sale (1)	–	–	59,842	3,303	3,524	63,145	63,366
	162,060	10,310	59,842	3,303	3,524	235,515	235,736
Assets purchased under reverse repurchase agreements and securities borrowed	–	105,393	–	67,266	67,282	172,659	172,675
Loans
Retail	–	–	–	342,223	343,941	342,223	343,941
Wholesale	1,895	1,674	–	116,807	116,059	120,376	119,628
	1,895	1,674	–	459,030	460,000	462,599	463,569
Other
Derivatives	112,459	–	–	–	–	112,459	112,459
Other assets (2)	–	979	–	44,867	44,867	45,846	45,846
Financial liabilities
Deposits
Personal	$78	$17,763		$200,788	$201,219	$218,629	$219,060
Business and government (3)	–	82,242		367,155	368,875	449,397	451,117
Bank (4)	–	8,201		18,009	18,014	26,210	26,215
	78	108,206		585,952	588,108	694,236	696,392
Other
Obligations related to securities sold short	55,656	–		–	–	55,656	55,656
Obligations related to assets sold under repurchase agreements and securities loaned	–	74,474		8,762	8,762	83,236	83,236
Derivatives	116,083	–		–	–	116,083	116,083
Other liabilities (5)	132	11		42,597	42,550	42,740	42,693
Subordinated debentures	–	110		7,264	7,198	7,374	7,308

64        Royal Bank of Canada        Third Quarter 2015

Note 3 Fair value of financial instruments (continued)

	As at April 30, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$159,077	$10,686	$–	$–	$–	$169,763	$169,763
Available-for-sale (1)	–	–	49,622	3,258	3,370	52,880	52,992
	159,077	10,686	49,622	3,258	3,370	222,643	222,755
Assets purchased under reverse repurchase agreements and securities borrowed	–	102,395	–	60,973	60,979	163,368	163,374
Loans
Retail	–	–	–	334,837	336,726	334,837	336,726
Wholesale	2,248	1,806	–	109,419	108,725	113,473	112,779
	2,248	1,806	–	444,256	445,451	448,310	449,505
Other
Derivatives	107,004	–	–	–	–	107,004	107,004
Other assets (2)	–	939	–	41,091	41,091	42,030	42,030
Financial liabilities
Deposits
Personal	$104	$17,563		$198,236	$198,699	$215,903	$216,366
Business and government (3)	–	74,021		341,290	343,158	415,311	417,179
Bank (4)	–	6,999		13,338	13,340	20,337	20,339
	104	98,583		552,864	555,197	651,551	653,884
Other
Obligations related to securities sold short	54,314	–		–	–	54,314	54,314
Obligations related to assets sold under repurchase agreements and securities loaned	–	71,218		9,989	9,989	81,207	81,207
Derivatives	112,219	–		–	–	112,219	112,219
Other liabilities (5)	131	21		42,865	42,834	43,017	42,986
Subordinated debentures	–	106		7,689	7,667	7,795	7,773

	As at October 31, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$141,217	$10,163	$–	$–	$–	$151,380	$151,380
Available-for-sale (1)	–	–	46,009	1,759	1,762	47,768	47,771
	141,217	10,163	46,009	1,759	1,762	199,148	199,151
Assets purchased under reverse repurchase agreements and securities borrowed	–	85,292	–	50,288	50,288	135,580	135,580
Loans
Retail	–	–	–	333,045	334,475	333,045	334,475
Wholesale	1,337	2,278	–	98,569	98,461	102,184	102,076
	1,337	2,278	–	431,614	432,936	435,229	436,551
Other
Derivatives	87,402	–	–	–	–	87,402	87,402
Other assets (2)	–	930	–	32,975	32,975	33,905	33,905
Financial liabilities
Deposits
Personal	$112	$13,289		$195,816	$195,964	$209,217	$209,365
Business and government (3)	–	59,446		327,214	328,328	386,660	387,774
Bank (4)	–	6,592		11,631	11,636	18,223	18,228
	112	79,327		534,661	535,928	614,100	615,367
Other
Obligations related to securities sold short	50,345	–		–	–	50,345	50,345
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,411		5,920	5,921	64,331	64,332
Derivatives	88,982	–		–	–	88,982	88,982
Other liabilities (5)	20	30		36,816	36,762	36,866	36,812
Subordinated debentures	–	106		7,753	7,712	7,859	7,818

Royal Bank of Canada        Third Quarter 2015        65

	As at July 31, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$142,768	$9,988	$–	$–	$–	$152,756	$152,756
Available-for-sale (1)	–	–	45,677	681	681	46,358	46,358
	142,768	9,988	45,677	681	681	199,114	199,114
Assets purchased under reverse repurchase agreements and securities borrowed	–	92,405	–	42,800	42,800	135,205	135,205
Loans
Retail	–	–	–	328,833	329,617	328,833	329,617
Wholesale	1,524	2,129	–	97,935	98,120	101,588	101,773
	1,524	2,129	–	426,768	427,737	430,421	431,390
Other
Derivatives	72,823	–	–	–	–	72,823	72,823
Other assets (2)	–	905	–	30,666	30,666	31,571	31,571
Financial liabilities
Deposits
Personal	$129	$12,323		$191,975	$192,318	$204,427	$204,770
Business and government (3)	–	58,784		318,851	320,019	377,635	378,803
Bank (4)	–	7,410		12,219	12,219	19,629	19,629
	129	78,517		523,045	524,556	601,691	603,202
Other
Obligations related to securities sold short	52,054	–		–	–	52,054	52,054
Obligations related to assets sold under repurchase agreements and securities loaned	–	60,134		5,289	5,289	65,423	65,423
Derivatives	75,096	–		–	–	75,096	75,096
Other liabilities (5)	(2)	32		36,531	36,531	36,561	36,561
Subordinated debentures	–	112		6,698	6,719	6,810	6,831

(1)	Available-for-sale securities include held-to-maturity securities that are recorded at amortized cost.
(2)	The total carrying amount is comprised of Customers’ liability under acceptances and financial instruments included in Other assets of $12.8 billion and $33 billion (April 30, 2015 – $12.6 billion and $29.4 billion; October 31, 2014 – $11.5 billion and $22.4 billion; July 31, 2014 – $10.4 billion and $21.2 billion), respectively.
(3)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(4)	Bank refers to regulated banks.
(5)	The total carrying amount is comprised of Acceptances and financial instruments included in Other liabilities of $12.8 billion and $29.9 billion (April 30, 2015 – $12.6 billion and $30.4 billion; October 31, 2014 – $11.5 billion and $25.4 billion; July 31, 2014 – $10.4 billion and $26.2 billion), respectively.

66        Royal Bank of Canada        Third Quarter 2015

Note 3 Fair value of financial instruments (continued)

Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy

The following tables present the financial instruments that are measured at fair value on a recurring basis and classified by the fair value hierarchy.

	As at
	July 31, 2015							April 30, 2015
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$4,917	$–	$4,917	$		$4,917	$–	$728	$–	$728	$		$728
Securities
Trading
Canadian government debt (1)
Federal	10,024	7,457	–	17,481			17,481	10,468	7,090	–	17,558			17,558
Provincial and municipal	–	13,565	–	13,565			13,565	–	12,797	–	12,797			12,797
U.S. state, municipal and agencies debt (1)	3,442	34,106	12	37,560			37,560	5,368	31,456	1	36,825			36,825
Other OECD government debt (2)	5,338	9,657	–	14,995			14,995	4,619	10,026	–	14,645			14,645
Mortgage-backed securities (1)	–	2,823	6	2,829			2,829	–	3,038	9	3,047			3,047
Asset-backed securities
CDOs (3)	–	11	64	75			75	–	17	54	71			71
Non-CDO securities	–	2,583	29	2,612			2,612	–	1,809	41	1,850			1,850
Corporate debt and other debt	24	30,127	65	30,216			30,216	21	28,396	166	28,583			28,583
Equities	49,912	2,995	130	53,037			53,037	50,312	3,900	175	54,387			54,387
	68,740	103,324	306	172,370			172,370	70,788	98,529	446	169,763			169,763
Available-for-sale (4)
Canadian government debt (1)
Federal	324	11,363	–	11,687			11,687	319	11,421	–	11,740			11,740
Provincial and municipal	–	1,372	–	1,372			1,372	–	1,044	–	1,044			1,044
U.S. state, municipal and agencies debt (1)	–	11,718	878	12,596			12,596	–	7,506	682	8,188			8,188
Other OECD government debt	7,152	8,130	13	15,295			15,295	6,619	6,995	12	13,626			13,626
Mortgage-backed securities (1)	–	460	–	460			460	–	124	–	124			124
Asset-backed securities
CDOs	–	1,148	–	1,148			1,148	–	925	30	955			955
Non-CDO securities	–	575	198	773			773	–	441	165	606			606
Corporate debt and other debt	–	12,961	1,675	14,636			14,636	–	9,824	1,734	11,558			11,558
Equities	426	320	1,014	1,760			1,760	146	502	1,010	1,658			1,658
Loan substitute securities	100	–	–	100			100	83	25	–	108			108
	8,002	48,047	3,778	59,827			59,827	7,167	38,807	3,633	49,607			49,607
Assets purchased under reverse repurchase agreements and securities borrowed	–	105,393	–	105,393			105,393	–	102,395	–	102,395			102,395
Loans	–	2,901	668	3,569			3,569	–	3,437	617	4,054			4,054
Other
Derivatives
Interest rate contracts	10	143,797	384	144,191			144,191	88	143,875	441	144,404			144,404
Foreign exchange contracts	–	49,164	93	49,257			49,257	–	45,569	54	45,623			45,623
Credit derivatives	–	88	6	94			94	–	127	8	135			135
Other contracts	2,949	5,954	638	9,541			9,541	2,678	4,661	423	7,762			7,762
Valuation adjustments (5)	–	(1,080)	(39)	(1,119)			(1,119)	–	(910)	(36)	(946)			(946)
Total gross derivatives	2,959	197,923	1,082	201,964			201,964	2,766	193,322	890	196,978			196,978
Netting adjustments						(89,505)	(89,505)						(89,974)	(89,974)
Total derivatives							112,459							107,004
Other assets	725	254	–	979			979	730	209	–	939			939
	$80,426	$462,759	$5,834	$549,019		$(89,505)	$459,514	$81,451	$437,427	$5,586	$524,464		$(89,974)	$434,490
Financial Liabilities
Deposits
Personal	$–	$17,205	$636	$17,841	$		$17,841	$–	$17,032	$635	$17,667	$		$17,667
Business and government	–	82,234	8	82,242			82,242	–	73,938	83	74,021			74,021
Bank	–	8,201	–	8,201			8,201	–	6,999	–	6,999			6,999
Other
Obligations related to securities sold short	36,733	18,923	–	55,656			55,656	35,910	18,404	–	54,314			54,314
Obligations related to assets sold under repurchase agreements and securities loaned	–	74,474	–	74,474			74,474	–	71,218	–	71,218			71,218
Derivatives
Interest rate contracts	1	137,443	841	138,285			138,285	70	137,484	899	138,453			138,453
Foreign exchange contracts	–	54,602	41	54,643			54,643	–	52,075	30	52,105			52,105
Credit derivatives	–	199	7	206			206	–	256	9	265			265
Other contracts	2,983	8,902	877	12,762			12,762	2,561	7,667	914	11,142			11,142
Valuation adjustments (5)	–	(160)	15	(145)			(145)	–	(42)	15	(27)			(27)
Total gross derivatives	2,984	200,986	1,781	205,751			205,751	2,631	197,440	1,867	201,938			201,938
Netting adjustments						(89,668)	(89,668)						(89,719)	(89,719)
Total derivatives							116,083							112,219
Other liabilities	100	11	32	143			143	89	21	42	152			152
Subordinated debentures	–	110	–	110			110	–	106	–	106			106
	$39,817	$402,144	$2,457	$444,418		$(89,668)	$354,750	$38,630	$385,158	$2,627	$426,415		$(89,719)	$336,696

Royal Bank of Canada        Third Quarter 2015        67

	As at
	October 31, 2014							July 31, 2014
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$5,603	$–	$5,603	$		$5,603	$–	$1,195	$–	$1,195	$		$1,195
Securities
Trading
Canadian government debt (1)
Federal	8,288	5,855	–	14,143			14,143	8,547	6,810	–	15,357			15,357
Provincial and municipal	–	11,371	–	11,371			11,371	–	11,994	–	11,994			11,994
U.S. state, municipal and agencies debt (1)	1,838	27,628	6	29,472			29,472	4,932	25,194	7	30,133			30,133
Other OECD government debt (2)	7,334	7,991	–	15,325			15,325	4,958	9,470	–	14,428			14,428
Mortgage-backed securities (1)	–	964	4	968			968	–	1,139	21	1,160			1,160
Asset-backed securities
CDOs (3)	–	37	74	111			111	–	31	71	102			102
Non-CDO securities	–	889	364	1,253			1,253	–	990	302	1,292			1,292
Corporate debt and other debt	15	27,422	149	27,586			27,586	14	27,600	197	27,811			27,811
Equities	47,396	3,589	166	51,151			51,151	46,579	3,736	164	50,479			50,479
	64,871	85,746	763	151,380			151,380	65,030	86,964	762	152,756			152,756
Available-for-sale (4)
Canadian government debt (1)
Federal	429	11,540	–	11,969			11,969	313	11,482	–	11,795			11,795
Provincial and municipal	–	799	–	799			799	–	822	–	822			822
U.S. state, municipal and agencies debt (1)	29	4,839	1,389	6,257			6,257	–	4,986	2,092	7,078			7,078
Other OECD government debt	6,979	7,303	11	14,293			14,293	6,949	6,684	11	13,644			13,644
Mortgage-backed securities (1)	–	138	–	138			138	–	134	–	134			134
Asset-backed securities
CDOs	–	857	24	881			881	–	890	71	961			961
Non-CDO securities	–	381	182	563			563	–	338	177	515			515
Corporate debt and other debt	–	7,714	1,573	9,287			9,287	–	7,309	1,566	8,875			8,875
Equities	140	514	1,028	1,682			1,682	144	523	1,045	1,712			1,712
Loan substitute securities	102	24	–	126			126	104	24	–	128			128
	7,679	34,109	4,207	45,995			45,995	7,510	33,192	4,962	45,664			45,664
Assets purchased under reverse repurchase agreements and securities borrowed	–	85,292	–	85,292			85,292	–	92,405	–	92,405			92,405
Loans	–	3,154	461	3,615			3,615	–	3,193	460	3,653			3,653
Other
Derivatives
Interest rate contracts	13	102,176	339	102,528			102,528	21	85,264	361	85,646			85,646
Foreign exchange contracts	–	33,761	48	33,809			33,809	–	20,489	43	20,532			20,532
Credit derivatives	–	244	10	254			254	–	182	14	196			196
Other contracts	3,238	4,839	560	8,637			8,637	2,671	4,512	500	7,683			7,683
Valuation adjustments (5)	–	(702)	(56)	(758)			(758)	–	(450)	(65)	(515)			(515)
Total gross derivatives	3,251	140,318	901	144,470			144,470	2,692	109,997	853	113,542			113,542
Netting adjustments						(57,068)	(57,068)						(40,719)	(40,719)
Total derivatives							87,402							72,823
Other assets	604	326	–	930			930	573	332	–	905			905
	$76,405	$354,548	$6,332	$437,285		$(57,068)	$380,217	$75,805	$327,278	$7,037	$410,120		$(40,719)	$369,401
Financial Liabilities
Deposits
Personal	$–	$12,904	$497	$13,401	$		$13,401	$–	$11,990	$462	$12,452	$		$12,452
Business and government	–	59,376	70	59,446			59,446	–	58,608	176	58,784			58,784
Bank	–	6,592	–	6,592			6,592	–	7,410	–	7,410			7,410
Other
Obligations related to securities sold short	32,857	17,484	4	50,345			50,345	35,027	17,011	16	52,054			52,054
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,411	–	58,411			58,411	–	60,134	–	60,134			60,134
Derivatives
Interest rate contracts	9	96,752	709	97,470			97,470	15	80,647	720	81,382			81,382
Foreign exchange contracts	–	35,664	39	35,703			35,703	–	22,816	28	22,844			22,844
Credit derivatives	–	327	15	342			342	–	288	19	307			307
Other contracts	2,886	8,537	1,062	12,485			12,485	2,452	8,026	1,092	11,570			11,570
Valuation adjustments (5)	–	(65)	29	(36)			(36)	–	11	22	33			33
Total gross derivatives	2,895	141,215	1,854	145,964			145,964	2,467	111,788	1,881	116,136			116,136
Netting adjustments						(56,982)	(56,982)						(41,040)	(41,040)
Total derivatives							88,982							75,096
Other liabilities	–	30	20	50			50	–	32	(2)	30			30
Subordinated debentures	–	106	–	106			106	–	112	–	112			112
	$35,752	$296,118	$2,445	$334,315		$(56,982)	$277,333	$37,494	$267,085	$2,533	$307,112		$(41,040)	$266,072

(1)	As at July 31, 2015, residential and commercial mortgage-backed securities included in all fair value levels of trading securities were $10,682 million and $295 million (April 30, 2015 – $12,100 million and $130 million; October 31, 2014 – $6,564 million and $81 million; July 31, 2014 – $7,455 million and $81 million), respectively, and in all fair value levels of available-for-sale securities, $7,554 million and $378 million (April 30, 2015 – $7,545 million and $32 million; October 31, 2014 – $6,956 million and $34 million; July 31, 2014 – $6,340 million and $25 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDOs stand for collateralized debt obligations.
(4)	Excludes $15 million of available-for-sale securities (April 30, 2015 – $15 million; October 31, 2014 – $14 million; July 31, 2014 – $13 million) that are carried at cost.
(5)	We are permitted an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine fair value of certain portfolios of financial instruments, primarily derivatives, on a net exposure to market or credit risk. The valuation adjustment amounts in this table include those determined on a portfolio basis.

68        Royal Bank of Canada        Third Quarter 2015

Note 3 Fair value of financial instruments (continued)

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs. Refer to Note 3 of our audited 2014 Annual Consolidated Financial Statements for a description of the sensitivity to unobservable inputs and interrelationships between unobservable inputs used in the determination of fair value of our Level 3 financial instruments. There have been no significant changes to these sensitivities or interrelationships during the quarter.

As at July 31, 2015 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	n.a.	n.a.	n.a.
	Asset-backed securities	$112		Discounted cash flows	Discount margins	1.24%	10.65%	5.95%
	Obligations related to securities sold short		$–		Yields	2.80%	3.24%	2.92%
					Default rates	0.00%	5.00%	2.50%
					Prepayment rates	0.00%	30.00%	15.00%
					Loss severity rates	20.00%	70.00%	45.00%
Auction rate securities				Discounted cash flows	Discount margins	1.50%	4.40%	2.63%
	U.S. state, municipal and agencies debt	705			Default rates	9.00%	10.00%	9.96%
	Asset-backed securities	179			Prepayment rates	4.00%	8.00%	4.35%
					Recovery rates	40.00%	97.50%	91.71%
Corporate debt				Price-based	Prices	$57.51	$160.78	$115.08
	Corporate debt and other debt	97		Discounted cash flows	Yields	3.29%	7.24%	4.77%
	Loans	668			Credit Spreads	n.a.	n.a.	n.a.
	Obligations related to securities sold short		–		Capitalization rates	5.84%	8.71%	6.63%
					Liquidity discounts (5)	n.a.	n.a.	n.a.
Government debt and				Price-based	Prices	$67.04	$100.00	$90.60
municipal bonds	U.S. state, municipal and agencies debt	185		Discounted cash flows	Yields	0.36%	21.79%	3.06%
	Other OECD government debt	13
	Corporate debt and other debt	1,643
Bank funding and deposits				Discounted cash flows	Funding spreads	n.a.	n.a.	n.a.
	Deposits		–		Interest rate (IR)-IR correlations	n.a.	n.a.	n.a.
	Subordinated debentures		–		Foreign exchange (FX)-FX correlations	n.a.	n.a.	n.a.
					FX-IR correlations	n.a.	n.a.	n.a.
Private equities, hedge fund				Market comparable	EV/EBITDA multiples	6.30X	15.50X	8.19X
investments and related				Price-based	P/E multiples	9.40X	22.40X	12.15X
equity derivatives	Equities	1,144		Discounted cash flows	EV/Rev multiples	0.29X	7.50X	3.21X
	Derivative-related assets	14			Liquidity discounts (5)	0.00%	50.00%	27.14%
	Derivative-related liabilities		338		Discount rate	12.00%	17.00%	16.41%
	Obligations related to securities sold short		–		Net asset values / prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and				Discounted cash flows	Interest rates	2.51%	2.54%	Even
interest-rate-linked				Option pricing model	CPI swap rates	1.60%	2.01%	Even
structured notes (7)	Derivative-related assets	435			Funding spreads	n.a.	n.a.	n.a.
	Deposits		–		IR-IR correlations	19.00%	67.00%	Even
	Derivative-related liabilities		842		FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities (9)	1.54%	7.54%	Even
Equity derivatives and				Discounted cash flows	Dividend yields	0.03%	26.53%	Lower
equity-linked structured				Option pricing model	Funding spreads	n.a.	n.a.	n.a.
notes (7)	Derivative-related assets	508			Equity (EQ)-EQ correlations	13.90%	96.90%	Middle
	Deposits		636		EQ-FX correlations	(69.90)%	29.30%	Middle
	Derivative-related liabilities		403		EQ volatilities	0.30%	182.00%	Lower
Other (8)
	Mortgage-backed securities	6
	Corporate debt and other debt	–
	Derivative-related assets	125
	Deposits		8
	Derivative-related liabilities		198
	Other liabilities		32
Total		$5,834	$2,457

Royal Bank of Canada        Third Quarter 2015        69

As at April 30, 2015 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$37.53	$37.53	$37.53
	Asset-backed securities	$143		Discounted cash flows	Discount margins	1.32%	20.67%	11.00%
	Obligations related to securities sold short		$–		Yields	2.84%	2.99%	2.88%
					Default rates	0.00%	5.00%	2.50%
					Prepayment rates	0.00%	30.00%	15.00%
					Loss severity rates	20.00%	70.00%	45.00%
Auction rate securities				Discounted cash flows	Discount margins	1.38%	4.25%	2.37%
	U.S. state, municipal and agencies debt	639			Default rates	9.00%	10.00%	9.96%
	Asset-backed securities	147			Prepayment rates	4.00%	8.00%	4.37%
					Recovery rates	40.00%	97.50%	91.29%
Corporate debt				Price-based	Prices	$57.66	$157.79	$99.30
	Corporate debt and other debt	151		Discounted cash flows	Yields	5.22%	7.50%	6.23%
	Loans	617			Credit spreads	n.a.	n.a.	n.a.
	Obligations related to securities sold short		–		Capitalization rates	5.72%	9.20%	6.86%
					Liquidity discounts (5)	n.a.	n.a.	n.a.
Government debt and				Price-based	Prices	$67.15	$100.00	$82.77
municipal bonds	U.S. state, municipal and agencies debt	44		Discounted cash flows	Yields	0.02%	34.89%	2.68%
	Other OECD government debt	12
	Corporate debt and other debt	1,712
Bank funding and deposits				Discounted cash flows	Funding spreads	n.a.	n.a.	n.a.
	Deposits		–		Interest rate (IR)-IR correlations	n.a.	n.a.	n.a.
	Subordinated debentures		–		Foreign exchange (FX)-FX correlations	n.a.	n.a.	n.a.
					FX-IR correlations	n.a.	n.a.	n.a.
Private equities, hedge fund				Market comparable	EV/EBITDA multiples	5.00X	15.50X	8.05X
investments and related				Price-based	P/E multiples	9.40X	22.40X	12.21X
equity derivatives	Equities	1,185		Discounted cash flows	EV/Rev multiples	0.29X	7.50X	3.07X
	Derivative-related assets	52			Liquidity discounts (5)	0.00%	50.00%	27.12%
	Derivative-related liabilities		500		Discount rate	12.00%	17.00%	16.41%
	Obligations related to securities sold short		–		Net asset values / prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and				Discounted cash flows	Interest rates	2.56%	2.56%	Even
interest-rate-linked				Option pricing model	CPI swap rates	1.40%	2.23%	Even
structured notes (7)	Derivative-related assets	468			Funding spreads	n.a.	n.a.	n.a.
	Deposits		–		IR-IR correlations	19.00%	67.00%	Even
	Derivative-related liabilities		902		FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities (9)	1.19%	7.19%	Even
Equity derivatives and				Discounted cash flows	Dividend yields	0.02%	14.09%	Lower
equity-linked structured				Option pricing model	Funding spreads	n.a.	n.a.	n.a.
notes (7)	Derivative-related assets	254			Equity (EQ)-EQ correlations	(0.70)%	96.60%	Middle
	Deposits		635		EQ-FX correlations	(74.50)%	41.70%	Middle
	Derivative-related liabilities		305		EQ volatilities	0.30%	169.00%	Lower
Other (8)
	Mortgage-backed securities	9
	Corporate debt and other debt	37
	Derivative-related assets	116
	Deposits		83
	Derivative-related liabilities		160
	Other liabilities		42
Total		$5,586	$2,627

70        Royal Bank of Canada        Third Quarter 2015

Note 3 Fair value of financial instruments (continued)

As at October 31, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$53.70	$90.50	$75.92
	Asset-backed securities	$478		Discounted cash flows	Discount margins	0.70%	9.48%	5.09%
	Obligations related to securities sold short		$–		Yields	2.84%	5.36%	3.52%
					Default rates	1.00%	5.00%	2.00%
					Prepayment rates	15.00%	30.00%	20.00%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.32%	4.63%	2.26%
	U.S. state, municipal and agencies debt	979			Default rates	9.00%	10.00%	9.80%
	Asset-backed securities	166			Prepayment rates	4.00%	8.00%	4.76%
					Recovery rates	40.00%	97.50%	93.51%
Corporate debt				Price-based	Prices	$2.50	$119.52	$97.86
	Corporate debt and other debt	100		Discounted cash flows	Yields	2.75%	7.50%	3.84%
	Loans	461			Credit spreads	n.a.	n.a.	n.a.
	Obligations related to securities sold short		4		Capitalization rates	6.43%	9.47%	7.95%
					Liquidity discounts (5)	10.00%	10.00%	10.00%
Government debt and municipal bonds				Price-based	Prices	$67.38	$100.00	$96.24
	U.S. state, municipal and agencies debt	416		Discounted cash flows	Yields	0.17%	30.15%	3.06%
	Other OECD government debt	11
	Corporate debt and other debt	1,616
Bank funding and deposits				Discounted cash flows	Funding spreads	n.a.	n.a.	n.a.
	Deposits		70		Interest rate (IR)-IR correlations	19.00%	67.00%	Even
	Subordinated debentures		–		Foreign exchange (FX)-FX correlations	68.00%	68.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.00X	10.80X	8.73X
				Price-based	P/E multiples	8.79X	15.70X	11.79X
	Equities	1,194		Discounted cash flows	EV/Rev multiples	0.45X	7.50X	4.97X
	Derivative-related assets	11			Liquidity discounts (5)	0.00%	50.00%	26.92%
	Derivative-related liabilities		434		Discount rate	12.00%	17.00%	14.78%
	Obligations related to securities sold short		–		Net asset values / prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	2.96%	2.98%	Even
				Option pricing model	CPI swap rates	1.73%	2.30%	Even
	Derivative-related assets	348			Funding spreads	n.a.	n.a.	n.a.
	Deposits		–		IR-IR correlations	19.00%	67.00%	Even
	Derivative-related liabilities		732		FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities	26.28%	28.80%	Even
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.04%	18.11%	Lower
				Option pricing model	Funding spreads	n.a.	n.a.	n.a.
	Derivative-related assets	442			Equity (EQ)-EQ correlations	0.50%	97.20%	Middle
	Deposits		497		EQ-FX correlations	(72.80)%	53.20%	Middle
	Derivative-related liabilities		529		EQ volatilities	1.00%	172.00%	Lower
Other (8)
	Mortgage-backed securities	4
	Corporate debt and other debt	6
	Derivative-related assets	100
	Deposits		–
	Derivative-related liabilities		159
	Other liabilities		20
Total		$6,332	$2,445

Royal Bank of Canada        Third Quarter 2015        71

As at July 31, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$88.75	$88.75	$88.75
	Asset-backed securities	$459		Discounted cash flows	Discount margins	0.66%	6.96%	3.31%
	Obligations related to securities sold short		$4		Yields	0.03%	1.20%	0.89%
					Default rates	1.00%	5.00%	2.84%
					Prepayment rates	15.00%	30.00%	22.09%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.36%	4.61%	3.16%
	U.S. state, municipal and agencies debt	1,615			Default rates	9.00%	10.00%	9.65%
	Asset-backed securities	162			Prepayment rates	4.00%	8.00%	5.07%
					Recovery rates	40.00%	97.50%	81.86%
Corporate debt				Price-based	Prices	$1.01	$107.57	$96.42
	Corporate debt and other debt	122		Discounted cash flows	Yields	0.51%	9.00%	3.35%
	Loans	460			Credit spreads	3.45%	5.56%	3.65%
	Obligations related to securities sold short		12		Capitalization rates	6.31%	14.14%	10.23%
					Liquidity discounts (5)	n.a.	n.a.	n.a.
Government debt and municipal bonds				Price-based	Prices	$19.38	$103.99	$99.37
	U.S. state, municipal and agencies debt	484		Discounted cash flows	Yields	0.01%	47.27%	2.73%
	Other OECD government debt	11
	Corporate debt and other debt	1,641
Bank funding and deposits				Discounted cash flows	Funding spreads	0.45%	0.45%	0.45%
	Deposits		176		Interest rate (IR)-IR correlations	n.a.	n.a.	n.a.
	Subordinated debentures		–		Foreign exchange (FX)-FX correlations	n.a.	n.a.	n.a.
					FX-IR correlations	n.a.	n.a.	n.a.
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	3.00X	5.90X	5.73X
				Price-based	P/E multiples	15.83X	15.83X	15.83X
	Equities	1,209		Discounted cash flows	EV/Rev multiples	1.70X	6.10X	5.51X
	Derivative-related assets	10			Liquidity discounts (5)	30.00%	30.00%	30.00%
	Derivative-related liabilities		495		Discount rate	n.a.	n.a.	n.a.
	Obligations related to securities sold short		–		Net asset values / prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	3.16%	3.16%	Even
				Option pricing model	CPI swap rates	1.87%	2.48%	Even
	Derivative-related assets	379			Funding spreads	0.45%	0.45%	Even
	Deposits		–		IR-IR correlations	19.00%	67.00%	Even
	Derivative-related liabilities		743		FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	75.00%	75.00%	Even
					IR volatilities	15.00%	24.66%	Upper
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.02%	13.60%	Lower
				Option pricing model	Funding spreads	0.39%	0.45%	Even
	Derivative-related assets	345			Equity (EQ)-EQ correlations	7.40%	97.40%	Middle
	Deposits		462		EQ-FX correlations	(72.00)%	45.00%	Middle
	Derivative-related liabilities		434		EQ volatilities	1.00%	127.00%	Lower
Other (8)
	Mortgage-backed securities	21
	Corporate debt and other debt	–
	Derivative-related assets	119
	Deposits		–
	Derivative-related liabilities		209
	Other liabilities		(2)
Total		$7,037	$2,533

(1)	The acronyms stand for the following: (i) Enterprise Value (EV); (ii) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (iii) Price / Earnings (P/E); (iv) Revenue (Rev); and (v) Consumer Price Index (CPI).
(2)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(3)	Price-based inputs are significant for certain debt securities and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(4)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(5)	Fair value of securities with liquidity discount inputs totalled $133 million (April 30, 2015 – $129 million; October 31, 2014 – $211 million; July 31, 2014 – $68 million).
(6)	Net asset values (NAV) of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. The NAVs of the funds and the corresponding equity derivatives referenced to NAVs are not considered observable as we cannot redeem certain of these hedge funds at NAV prior to the next quarter end. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(7)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(8)	Other primarily includes certain insignificant instruments such as commodity derivatives, foreign exchange derivatives, credit derivatives, bank-owned life insurance and Bank funding and deposits.
(9)	The reduction in the range of volatility inputs as at July 31, 2015 and April 30, 2015 as compared to prior periods is due to the implementation of a valuation model which uses a different input convention.
n.a.	not applicable

72        Royal Bank of Canada        Third Quarter 2015

Note 3 Fair value of financial instruments (continued)

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended July 31, 2015
(Millions of Canadian dollars)	Fair value May 1, 2015	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2015	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2015 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$1	$–	$–	$13	$(2)	$–	$–	$12	$–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	9	(2)	1	–	(2)	–	–	6	–
Asset-backed securities
CDOs	54	–	(4)	50	(32)	–	(4)	64	–
Non-CDO securities	41	(2)	3	29	(43)	7	(6)	29	(2)
Corporate debt and other debt	166	–	5	21	(59)	–	(68)	65	–
Equities	175	(16)	13	–	(24)	1	(19)	130	(16)
	446	(20)	18	113	(162)	8	(97)	306	(18)
Available-for-sale
U.S. state, municipal and agencies debt	682	–	44	136	16	–	–	878	n.a.
Other OECD government debt	12	–	–	2	(1)	–	–	13	n.a.
Asset-backed securities
CDOs	30	–	2	–	–	–	(32)	–	n.a.
Non-CDO securities	165	–	26	–	7	–	–	198	n.a.
Corporate debt and other debt	1,734	–	148	555	(762)	–	–	1,675	n.a.
Equities	1,010	36	48	11	(60)	17	(48)	1,014	n.a.
	3,633	36	268	704	(800)	17	(80)	3,778	n.a.
Loans – Wholesale	617	24	16	78	(68)	1	–	668	–
Other
Net derivative balances (3)
Interest rate contracts	(458)	(20)	(4)	21	4	4	(4)	(457)	(21)
Foreign exchange contracts	24	25	3	5	–	(1)	(4)	52	26
Credit derivatives	(1)	(1)	–	–	1	–	–	(1)	(1)
Other contracts	(491)	31	(40)	88	27	57	89	(239)	30
Valuation adjustments	(51)	(3)	(1)	1	–	–	–	(54)	(3)
Other assets	–	–	–	–	–	–	–	–	–
	$3,719	$72	$260	$1,010	$(998)	$86	$(96)	$4,053	$13
Liabilities
Deposits
Personal	$(635)	$32	$(27)	$(125)	$35	$(106)	$190	$(636)	$32
Business and government	(83)	(1)	–	–	1	–	75	(8)	(1)
Other
Obligations related to securities sold short	–	–	–	–	–	(1)	1	–	–
Other liabilities	(42)	13	(4)	–	1	–	–	(32)	13
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(760)	$44	$(31)	$(125)	$37	$(107)	$266	$(676)	$44

Royal Bank of Canada        Third Quarter 2015        73

	For the three months ended April 30, 2015
(Millions of Canadian dollars)	Fair value February 1, 2015	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2015	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2015 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$1	$–	$–	$–	$–	$–	$–	$1	$–
Other OECD government debt	20	–	–	–	–	–	(20)	–	–
Mortgage-backed securities	21	(1)	(1)	1	(8)	4	(7)	9	–
Asset-backed securities
CDOs	73	8	(2)	28	(66)	13	–	54	8
Non-CDO securities	55	–	(2)	56	(56)	–	(12)	41	(1)
Corporate debt and other debt	205	(1)	(1)	15	(61)	55	(46)	166	–
Equities	178	4	(9)	8	(30)	26	(2)	175	3
	553	10	(15)	108	(221)	98	(87)	446	10
Available-for-sale
U.S. state, municipal and agencies debt	1,500	8	(27)	–	(753)	–	(46)	682	n.a.
Other OECD government debt	13	–	–	2	(3)	–	–	12	n.a.
Asset-backed securities
CDOs	–	–	–	30	–	–	–	30	n.a.
Non-CDO securities	199	(1)	4	–	(37)	–	–	165	n.a.
Corporate debt and other debt	1,733	–	(93)	640	(509)	–	(37)	1,734	n.a.
Equities	1,092	24	(53)	11	(64)	–	–	1,010	n.a.
	4,537	31	(169)	683	(1,366)	–	(83)	3,633	n.a.
Loans – Wholesale	836	(3)	(27)	137	(248)	–	(78)	617	(2)
Other
Net derivative balances (3)
Interest rate contracts	(494)	47	4	(2)	–	7	(20)	(458)	48
Foreign exchange contracts	31	(16)	(1)	18	(13)	3	2	24	(15)
Credit derivatives	(7)	(4)	–	–	9	(1)	2	(1)	(1)
Other contracts	(565)	(41)	32	(27)	81	(54)	83	(491)	33
Valuation adjustments	(69)	2	1	–	17	(2)	–	(51)	–
Other assets	–	–	–	–	–	–	–	–	–
	$4,822	$26	$(175)	$917	$(1,741)	$51	$(181)	$3,719	$73
Liabilities
Deposits
Personal	$(415)	$(19)	$11	$(264)	$20	$(104)	$136	$(635)	$(17)
Business and government	(88)	(2)	5	(32)	34	–	–	(83)	1
Other
Obligations related to securities sold short	(6)	–	–	(1)	7	–	–	–	–
Other liabilities	(68)	21	3	–	2	–	–	(42)	22
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(577)	$–	$19	$(297)	$63	$(104)	$136	$(760)	$6

74        Royal Bank of Canada        Third Quarter 2015

Note 3 Fair value of financial instruments (continued)

	For the three months ended July 31, 2014
(Millions of Canadian dollars)	Fair value May 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$21	$–	$–	$3	$(16)	$–	$(1)	$7	$–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	36	(1)	–	16	(24)	–	(6)	21	–
Asset-backed securities
CDOs	18	6	(4)	58	(7)	–	–	71	4
Non-CDO securities	433	–	(3)	342	(467)	–	(3)	302	–
Corporate debt and other debt	455	(1)	(3)	53	(299)	–	(8)	197	–
Equities	218	1	(1)	16	(10)	1	(61)	164	(1)
	1,181	5	(11)	488	(823)	1	(79)	762	3
Available-for-sale
U.S. state, municipal and agencies debt	2,119	–	28	–	(55)	–	–	2,092	n.a.
Other OECD government debt	–	–	–	–	11	–	–	11	n.a.
Asset-backed securities
CDOs	81	–	–	–	(8)	–	(2)	71	n.a.
Non-CDO securities	169	–	8	–	–	–	–	177	n.a.
Corporate debt and other debt	1,577	–	5	698	(714)	–	–	1,566	n.a.
Equities	1,103	27	(16)	11	(80)	–	–	1,045	n.a.
	5,049	27	25	709	(846)	–	(2)	4,962	n.a.
Loans – Wholesale	464	(1)	(2)	–	(1)	–	–	460	–
Other
Net derivative balances (3)
Interest rate contracts	(548)	(21)	3	14	(1)	82	112	(359)	(40)
Foreign exchange contracts	24	(7)	–	–	(1)	–	(1)	15	(7)
Credit derivatives	(5)	(8)	–	–	8	–	–	(5)	(1)
Other contracts	(636)	(54)	4	(17)	29	(36)	118	(592)	(59)
Valuation adjustments	(124)	(4)	1	–	41	–	(1)	(87)	(6)
Other assets	–	–	–	–	–	–	–	–	–
	$5,405	$(63)	$20	$1,194	$(1,594)	$47	$147	$5,156	$(110)
Liabilities
Deposits
Personal	$(531)	$(13)	$4	$(136)	$46	$(44)	$212	$(462)	$1
Business and government	(5,072)	(24)	10	(169)	159	–	4,920	(176)	(3)
Other
Obligations related to securities sold short	(25)	–	–	(45)	54	–	–	(16)	–
Other liabilities	(1)	(2)	–	–	5	–	–	2	2
Subordinated debentures	(112)	1	(1)	–	–	–	112	–	1
	$(5,741)	$(38)	$13	$(350)	$264	$(44)	$5,244	$(652)	$1

Royal Bank of Canada        Third Quarter 2015        75

	For the nine months ended July 31, 2015
(Millions of Canadian dollars)	Fair value November 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2015	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2015 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$6	$–	$1	$13	$(8)	$–	$–	$12	$–
Other OECD government debt	–	–	–	–	–	20	(20)	–	–
Mortgage-backed securities	4	(4)	–	23	(26)	16	(7)	6	–
Asset-backed securities
CDOs	74	24	(18)	102	(113)	13	(18)	64	6
Non-CDO securities	364	(4)	47	129	(322)	12	(197)	29	(3)
Corporate debt and other debt	149	–	5	39	(128)	119	(119)	65	–
Equities	166	(22)	24	13	(72)	45	(24)	130	(21)
	763	(6)	59	319	(669)	225	(385)	306	(18)
Available-for-sale
U.S. state, municipal and agencies debt	1,389	8	161	136	(770)	–	(46)	878	n.a.
Other OECD government debt	11	–	–	4	(2)	–	–	13	n.a.
Asset-backed securities
CDOs	24	–	3	30	–	–	(57)	–	n.a.
Non-CDO securities	182	(1)	36	–	(19)	–	–	198	n.a.
Corporate debt and other debt	1,573	–	256	1,717	(1,871)	37	(37)	1,675	n.a.
Equities	1,028	78	74	38	(166)	17	(55)	1,014	n.a.
	4,207	85	530	1,925	(2,828)	54	(195)	3,778	n.a.
Loans – Wholesale	461	21	47	537	(321)	1	(78)	668	–
Other
Net derivative balances (3)
Interest rate contracts	(370)	(71)	(2)	30	(5)	(11)	(28)	(457)	(46)
Foreign exchange contracts	9	47	6	32	(7)	2	(37)	52	35
Credit derivatives	(5)	(15)	(1)	–	19	(1)	2	(1)	(3)
Other contracts	(502)	(96)	(77)	54	181	(83)	284	(239)	80
Valuation adjustments	(85)	(4)	(2)	1	39	(3)	–	(54)	(3)
Other assets	–	–	–	–	–	–	–	–	–
	$4,478	$(39)	$560	$2,898	$(3,591)	$184	$(437)	$4,053	$45
Liabilities
Deposits
Personal	$(497)	$43	$(41)	$(500)	$68	$(272)	$563	$(636)	$31
Business and government	(70)	(5)	1	(78)	51	–	93	(8)	(1)
Other
Obligations related to securities sold short	(4)	–	–	(11)	15	(1)	1	–	–
Other liabilities	(20)	(9)	(6)	–	3	–	–	(32)	(7)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(591)	$29	$(46)	$(589)	$137	$(273)	$657	$(676)	$23

76        Royal Bank of Canada        Third Quarter 2015

Note 3 Fair value of financial instruments (continued)

	For the nine months ended July 31, 2014
(Millions of Canadian dollars)	Fair value November 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$22	$–	$1	$34	$(51)	$5	$(4)	$7	$–
Other OECD government debt	370	–	(4)	–	–	–	(366)	–	–
Mortgage-backed securities	28	(1)	1	82	(62)	1	(28)	21	–
Asset-backed securities
CDOs	31	14	(4)	74	(36)	7	(15)	71	4
Non-CDO securities	260	2	9	1,651	(1,624)	16	(12)	302	–
Corporate debt and other debt	415	(3)	30	285	(480)	–	(50)	197	(2)
Equities	183	6	9	79	(61)	9	(61)	164	(11)
	1,309	18	42	2,205	(2,314)	38	(536)	762	(9)
Available-for-sale
U.S. state, municipal and agencies debt	2,014	–	159	–	(72)	–	(9)	2,092	n.a.
Other OECD government debt	–	–	–	–	11	–	–	11	n.a.
Asset-backed securities
CDOs	103	–	11	–	(33)	–	(10)	71	n.a.
Non-CDO securities	180	(4)	20	–	(19)	–	–	177	n.a.
Corporate debt and other debt	1,673	–	75	1,221	(1,334)	–	(69)	1,566	n.a.
Equities	969	74	105	33	(136)	–	–	1,045	n.a.
	4,939	70	370	1,254	(1,583)	–	(88)	4,962	n.a.
Loans – Wholesale	414	2	18	27	(1)	–	–	460	(29)
Other
Net derivative balances (3)
Interest rate contracts	(458)	(74)	(2)	29	(13)	82	77	(359)	(111)
Foreign exchange contracts	(117)	(15)	–	–	1	(2)	148	15	(11)
Credit derivatives	(5)	(23)	(2)	–	25	–	–	(5)	(4)
Other contracts	(869)	5	(36)	(50)	90	(129)	397	(592)	(52)
Valuation adjustments	(105)	5	(1)	–	(65)	–	79	(87)	(7)
Other assets	11	–	–	–	–	–	(11)	–	–
	$5,119	$(12)	$389	$3,465	$(3,860)	$(11)	$66	$5,156	$(223)
Liabilities
Deposits
Personal	$(1,043)	$(14)	$(52)	$(443)	$171	$(160)	$1,079	$(462)	$(2)
Business and government	(3,933)	(177)	(186)	(1,551)	261	–	5,410	(176)	(20)
Other
Obligations related to securities sold short	(16)	1	(1)	(147)	147	–	–	(16)	–
Other liabilities	(3)	51	–	–	(50)	–	4	2	–
Subordinated debentures	(109)	–	(3)	–	–	–	112	–	–
	$(5,104)	$(139)	$(242)	$(2,141)	$529	$(160)	$6,605	$(652)	$(22)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on available-for-sale securities recognized in other comprehensive income were $1 million for the three months ended July 31, 2015 (April 30, 2015 – $38 million; July 31, 2014 – $38 million) and gains of $9 million for the nine months ended July 31, 2015 (July 31, 2014 – $142 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at July 31, 2015 included derivative assets of $1,082 million (April 30, 2015 – $890 million; October 31, 2014 – $901 million; July 31, 2014 – $853 million) and derivative liabilities of $1,781 million (April 30, 2015 – $1,867 million; October 31, 2014 – $1,854 million; July 31, 2014 – $1,881 million)).
n.a.	not applicable

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow method (Level 2). During the three months ended July 31, 2015, $457 million of U.S. state, municipal and agencies debt reported in Trading were transferred from Level 1 to Level 2. During the three months ended July 31, 2015, significant transfers from Level 2 to the corresponding Level 1 balances included $128 million of Canadian government debt reported in Trading and $584 million of Equities reported in Trading and Available-for-sale.

Royal Bank of Canada        Third Quarter 2015        77

During the three months ended April 30, 2015, $421 million of U.S. state, municipal and agencies debt reported in Trading and Available-for-sale were transferred from Level 1 to the corresponding Level 2 balances. In addition, for the three months ended January 31, 2015, $284 million of Canadian government debt reported in Trading and $337 million of Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances.

During the three months ended July 31, 2015, significant transfers out of Level 3 to Level 2 included: (i) $89 million (net) primarily relating to over-the-counter equity options in Other contracts as certain unobservable inputs did not significantly affect their values and due to increased observability of pricing in the underlying investments ($275 million of derivative-related assets and $364 million derivative-related liabilities) and (ii) $190 million of equity-linked structured notes in Personal Deposits as the unobservable inputs did not significantly affect their values. During the three months ended July 31, 2015, significant transfers out of Level 2 to Level 3 included: (i) $57 million (net) primarily relating to over-the-counter equity options in Other contracts due to decreased observability of the volatility input ($261 million of derivative-related assets and $204 million derivative-related liabilities) and (ii) $106 million equity-linked structured notes in Personal Deposits as the unobservable inputs significantly affected their values.

During the three months ended April 30, 2015, significant transfers out of Level 3 to Level 2 included: (i) $136 million of equity-linked structured notes in Personal Deposits as the unobservable inputs did not significantly affect their values and (ii) $83 million (net) of over-the-counter equity options in Other contracts due to increased observability of the volatility input ($311 million of derivative-related assets and $394 million of derivative-related liabilities). During the three months ended April 30, 2015, significant transfers into Level 3 included $104 million of equity-linked structured notes in Personal Deposits as the unobservable inputs significantly affected their values.

During the three months ended January 31, 2015, significant transfers out of Level 3 to Level 2 included: $179 million of collateralized loan obligations in Non-CDO securities due to improved price transparency, $87 million (net) of over-the-counter equity options in Other contracts due to increased observability of the volatility input ($97 million of derivative-related assets and $184 million derivative-related liabilities), and $237 million of equity-linked structured notes in Personal deposits where the unobservable inputs did not significantly affect their fair values.

Total realized/unrealized gains (losses) of Level 3 instruments recognized in earnings

	For the three months ended
	July 31, 2015			April 30, 2015			July 31, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$(1)	$–	$(1)	$(1)	$–	$(1)	$–	$–	$–
Trading revenue	174	(92)	82	51	(47)	4	165	(282)	(117)
Net gain on available-for-sale securities	36	–	36	32	–	32	26	–	26
Credit fees and Other	(1)	–	(1)	(1)	(8)	(9)	(1)	(9)	(10)
	$208	$(92)	$116	$81	$(55)	$26	$190	$(291)	$(101)

	For the nine months ended
	July 31, 2015			July 31, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$(1)	$–	$(1)	$1	$–	$1
Trading revenue	530	(609)	(79)	642	(835)	(193)
Net gain on available-for-sale securities	85	–	85	69	–	69
Credit fees and Other	(3)	(12)	(15)	(3)	(25)	(28)
	$611	$(621)	$(10)	$709	$(860)	$(151)

Changes in unrealized gains (losses) recognized in earnings for assets and liabilities still held at period ends

	For the three months ended
	July 31, 2015			April 30, 2015			July 31, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Trading revenue	$150	$(92)	$58	$(55)	$135	$80	$60	$(168)	$(108)
Credit fees and Other	(1)	–	(1)	(1)	–	(1)	(1)	–	(1)
	$149	$(92)	$57	$(56)	$135	$79	$59	$(168)	$(109)

	For the nine months ended
	July 31, 2015			July 31, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Trading revenue	$349	$(279)	$70	$105	$(347)	$(242)
Credit fees and Other	(3)	1	(2)	(2)	(1)	(3)
	$346	$(278)	$68	$103	$(348)	$(245)

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

78        Royal Bank of Canada        Third Quarter 2015

Note 3 Fair value of financial instruments (continued)

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

	As at
	July 31, 2015			April 30, 2015
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$12	$1	$(1)	$1	$–	$–
Mortgage-backed securities	6	1	(1)	9	1	(1)
Asset-backed securities	93	7	(7)	95	2	(3)
Corporate debt and other debt	65	2	(2)	166	6	(6)
Equities	130	–	–	175	–	–
Available-for-sale
U.S. state, municipal and agencies debt	878	18	(35)	682	12	(30)
Other OECD government debt	13	–	–	12	–	–
Asset-backed securities	198	11	(16)	195	11	(16)
Corporate debt and other debt	1,675	11	(11)	1,734	9	(8)
Equities	1,014	75	(31)	1,010	77	(24)
Loans	668	21	(44)	617	24	(34)
Derivatives	1,082	24	(9)	890	20	(18)
	$5,834	$171	$(157)	$5,586	$162	$(140)
Deposits	(644)	18	(18)	(718)	17	(17)
Derivatives	(1,781)	30	(43)	(1,867)	27	(43)
Other, securities sold short, other liabilities and subordinated debentures	(32)	–	–	(42)	–	–
	$(2,457)	$48	$(61)	$(2,627)	$44	$(60)

	As at
	October 31, 2014			July 31, 2014
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$6	$–	$–	$7	$–	$–
Mortgage-backed securities	4	1	(1)	21	2	(2)
Asset-backed securities	438	10	(14)	373	11	(12)
Corporate debt and other debt	149	2	(2)	197	4	(4)
Equities	166	–	–	164	–	–
Available-for-sale
U.S. state, municipal and agencies debt	1,389	23	(57)	2,092	42	(74)
Other OECD government debt	11	–	–	11	–	–
Asset-backed securities	206	12	(18)	248	12	(17)
Corporate debt and other debt	1,573	12	(10)	1,566	10	(10)
Equities	1,028	92	(23)	1,045	21	(20)
Loans	461	12	(11)	460	9	(9)
Derivatives	901	23	(21)	853	29	(22)
	$6,332	$187	$(157)	$7,037	$140	$(170)
Deposits	(567)	14	(14)	(638)	11	(11)
Derivatives	(1,854)	38	(59)	(1,881)	38	(57)
Other, securities sold short, other liabilities and subordinated debentures	(24)	–	–	(14)	–	–
	$(2,445)	$52	$(73)	$(2,533)	$49	$(68)
Sensitivity results

As at July 31, 2015, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $171 million and a reduction of $157 million in fair value, of which $115 million and $86 million would be recorded in Other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $48 million and an increase of $61 million in fair value.

Royal Bank of Canada        Third Quarter 2015        79

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments and our approaches to developing reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt and municipal bonds

Sensitivities are determined based on adjusting, plus or minus one standard deviation, the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Auction rate securities

Sensitivity of auction rate securities is determined by decreasing the discount margin between 11% and 15% and increasing the discount margin between 19% and 37%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market. Changes to the discount margin reflect historic monthly movements in the student loan asset-backed securities market.

Private equities, hedge fund investments and related equity derivatives

Sensitivity of direct private equity investments is determined by (i) adjusting the discount rate by 2% when discounted cash flow method is used to determine fair value, (ii) adjusting the price multiples based on the range of multiples of comparable companies when price-based models are used, or (iii) using an alternative valuation approach. Net asset values of the private equity funds, hedge funds and related equity derivatives are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.

Interest rate derivatives

Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of these inputs, and an amount based on model and parameter uncertainty, where applicable.

Equity derivatives

Sensitivity of the Level 3 position will be determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.

Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes

Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1)

	As at
	July 31, 2015				April 30, 2015
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,198	$490	$(1)	$11,687	$11,291	$449	$–	$11,740
Provincial and municipal	1,357	16	(1)	1,372	1,028	17	(1)	1,044
U.S. state, municipal and agencies debt (2)	12,651	21	(76)	12,596	8,271	10	(93)	8,188
Other OECD government debt	15,269	33	(7)	15,295	13,590	38	(2)	13,626
Mortgage-backed securities	456	5	(1)	460	120	4	–	124
Asset-backed securities
CDOs	1,135	16	(3)	1,148	939	18	(2)	955
Non-CDO securities	834	7	(68)	773	677	7	(78)	606
Corporate debt and other debt	14,607	59	(30)	14,636	11,504	69	(15)	11,558
Equities	1,460	325	(10)	1,775	1,345	334	(6)	1,673
Loan substitute securities	101	–	(1)	100	108	–	–	108
	$59,068	$972	$(198)	$59,842	$48,873	$946	$(197)	$49,622

	As at
	October 31, 2014				July 31, 2014
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,633	$338	$(2)	$11,969	$11,456	$340	$(1)	$11,795
Provincial and municipal	792	8	(1)	799	817	6	(1)	822
U.S. state, municipal and agencies debt (2)	6,330	9	(82)	6,257	7,169	24	(115)	7,078
Other OECD government debt	14,275	19	(1)	14,293	13,633	13	(2)	13,644
Mortgage-backed securities	133	5	–	138	128	6	–	134
Asset-backed securities
CDOs	857	26	(2)	881	932	31	(2)	961
Non-CDO securities	634	5	(76)	563	581	5	(71)	515
Corporate debt and other debt	9,249	49	(11)	9,287	8,840	50	(15)	8,875
Equities	1,333	369	(6)	1,696	1,368	375	(18)	1,725
Loan substitute securities	124	2	–	126	125	4	(1)	128
	$45,360	$830	$(181)	$46,009	$45,049	$854	$(226)	$45,677

(1)	Excludes $3,303 million of held-to-maturity securities as at July 31, 2015 (April 30, 2015 – $3,258 million; October 31, 2014 – $1,759 million; July 31, 2014 – $681 million) that are carried at amortized cost.
(2)	Includes securities issued by U.S. non-agencies backed by government insured assets, mortgage-backed securities and asset-backed securities issued by U.S. government agencies.

80        Royal Bank of Canada        Third Quarter 2015

Note 4 Securities (continued)

Available-for-sale securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered. As at July 31, 2015, our gross unrealized losses on available-for-sale securities were $198 million (April 30, 2015 – $197 million; October 31, 2014 – $181 million; July 31, 2014 – $226 million). Management believes that there is no objective evidence of impairment on our available-for-sale securities that are in an unrealized loss position as at July 31, 2015.

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity securities as at July 31, 2015.

Net gain and loss on available-for-sale securities (1)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Realized gains	$52	$60	$39	$156	$156
Realized losses	(2)	–	(1)	(6)	(9)
Impairment losses	(8)	(18)	(2)	(39)	(17)
	$42	$42	$36	$111	$130

(1)	The following related to our insurance operations are excluded from Net gain (loss) on available-for-sale securities and included in Insurance premiums, investment and fee income on the Interim Condensed Consolidated Statements of Income: Realized gains for the three months ended July 31, 2015 of $14 million (April 30, 2015 – $nil; July 31, 2014 – $1 million); realized gains for the nine months ended July 31, 2015 of $15 million (July 31, 2014 – $10 million); $2 million in impairment losses related to our insurance operations for the three months ended July 31, 2015 (April 30, 2015 – $nil; July 31, 2014 – $nil); and $3 million in impairment losses related to our insurance operations for the nine months ended July 31, 2015 (July 31, 2014 – $nil). There were no realized losses for the three months ended July 31, 2015 (April 30, 2015 – $nil; July 31, 2014 – $nil) and no realized losses for the nine months ended July 31, 2015 (July 31, 2014 – $ 1 million).

During the three months ended July 31, 2015, $42 million of net gains were recognized in Non-interest income as compared to $42 million in the prior quarter. The current period reflects net realized gains of $50 million mainly comprised of distributions from, and gains on sales of, certain Equities. Also included in the net gains are $8 million of impairment losses primarily on certain Equities and Loan substitute securities.

For the nine months ended July 31, 2015, $111 million of net gains were recognized in Non-interest income as compared to $130 million in the nine months ended July 31, 2014. The current period reflects net realized gains of $150 million mainly comprised of distributions from, and gains on sales of, certain U.S. state, municipal and agencies debt and Equities. Also included in the net gains are $39 million of impairment losses primarily on certain Equities and Loan substitute securities.

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended July 31, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$233	$14	$(12)	$2	$(5)	$20	$252
Personal	542	95	(128)	28	(4)	7	540
Credit cards	386	95	(127)	32	–	(1)	385
Small business	66	7	(11)	3	(2)	–	63
	1,227	211	(278)	65	(11)	26	1,240
Wholesale
Business	808	59	(48)	6	(9)	20	836
Bank (1)	2	–	–	–	–	–	2
	810	59	(48)	6	(9)	20	838
Total allowance for loan losses	2,037	270	(326)	71	(20)	46	2,078
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,128	$270	$(326)	$71	$(20)	$46	$2,169
Individually assessed	$245	$26	$(16)	$2	$(5)	$18	$270
Collectively assessed	1,883	244	(310)	69	(15)	28	1,899
Total allowance for credit losses	$2,128	$270	$(326)	$71	$(20)	$46	$2,169

Royal Bank of Canada        Third Quarter 2015        81

	For the three months ended April 30, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$248	$9	$(15)	$2	$(6)	$(5)	$233
Personal	553	103	(127)	25	(5)	(7)	542
Credit cards	386	95	(125)	30	–	–	386
Small business	65	9	(10)	2	–	–	66
	1,252	216	(277)	59	(11)	(12)	1,227
Wholesale
Business	803	66	(46)	11	(9)	(17)	808
Bank (1)	2	–	–	–	–	–	2
	805	66	(46)	11	(9)	(17)	810
Total allowance for loan losses	2,057	282	(323)	70	(20)	(29)	2,037
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,148	$282	$(323)	$70	$(20)	$(29)	$2,128
Individually assessed	$241	$42	$(28)	$7	$(6)	$(11)	$245
Collectively assessed	1,907	240	(295)	63	(14)	(18)	1,883
Total allowance for credit losses	$2,148	$282	$(323)	$70	$(20)	$(29)	$2,128

	For the three months ended July 31, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$167	$10	$(7)	$1	$(7)	$18	$182
Personal	534	111	(133)	26	(5)	–	533
Credit cards	386	89	(119)	29	–	–	385
Small business	66	8	(10)	3	–	(1)	66
	1,153	218	(269)	59	(12)	17	1,166
Wholesale
Business	728	65	(30)	14	(8)	(11)	758
Bank (1)	2	–	–	–	–	–	2
	730	65	(30)	14	(8)	(11)	760
Total allowance for loan losses	1,883	283	(299)	73	(20)	6	1,926
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$1,974	$283	$(299)	$73	$(20)	$6	$2,017
Individually assessed	$147	$39	$(6)	$9	$(5)	$5	$189
Collectively assessed	1,827	244	(293)	64	(15)	1	1,828
Total allowance for credit losses	$1,974	$283	$(299)	$73	$(20)	$6	$2,017

	For the nine months ended July 31, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$240	$36	$(47)	$5	$(17)	$35	$252
Personal	535	291	(369)	78	(11)	16	540
Credit cards	385	284	(374)	90	–	–	385
Small business	64	25	(32)	8	(2)	–	63
	1,224	636	(822)	181	(30)	51	1,240
Wholesale
Business	768	187	(142)	24	(27)	26	836
Bank (1)	2	(1)	–	1	–	–	2
	770	186	(142)	25	(27)	26	838
Total allowance for loan losses	1,994	822	(964)	206	(57)	77	2,078
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,085	$822	$(964)	$206	$(57)	$77	$2,169
Individually assessed	$214	$103	$(71)	$13	$(17)	$28	$270
Collectively assessed	1,871	719	(893)	193	(40)	49	1,899
Total allowance for credit losses	$2,085	$822	$(964)	$206	$(57)	$77	$2,169

82        Royal Bank of Canada        Third Quarter 2015

Note 5 Allowance for credit losses and impaired loans (continued)

	For the nine months ended July 31, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$151	$31	$(20)	$1	$(20)	$39	$182
Personal	583	341	(438)	78	(17)	(14)	533
Credit cards	385	265	(349)	83	–	1	385
Small business	61	33	(33)	7	(1)	(1)	66
	1,180	670	(840)	169	(38)	25	1,166
Wholesale
Business	777	149	(152)	26	(28)	(14)	758
Bank (1)	2	–	–	–	–	–	2
	779	149	(152)	26	(28)	(14)	760
Total allowance for loan losses	1,959	819	(992)	195	(66)	11	1,926
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,050	$819	$(992)	$195	$(66)	$11	$2,017
Individually assessed	$240	$97	$(149)	$13	$(18)	$6	$189
Collectively assessed	1,810	722	(843)	182	(48)	5	1,828
Total allowance for credit losses	$2,050	$819	$(992)	$195	$(66)	$11	$2,017

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

Loans past due but not impaired

	As at
	July 31, 2015				April 30, 2015
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,133	$1,217	$302	$4,652	$2,937	$1,320	$309	$4,566
Wholesale	519	217	–	736	413	214	–	627
	$3,652	$1,434	$302	$5,388	$3,350	$1,534	$309	$5,193

	As at
	October 31, 2014				July 31, 2014
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,055	$1,284	$316	$4,655	$3,201	$1,292	$299	$4,792
Wholesale	431	322	–	753	555	251	–	806
	$3,486	$1,606	$316	$5,408	$3,756	$1,543	$299	$5,598

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	July 31 2015	April 30 2015	October 31 2014	July 31 2014
Retail	$–	$–	$–	$–
Wholesale
Business	1,006	766	631	633
Bank (2)	2	2	2	2
	$1,008	$768	$633	$635

(1)	The average balance of gross individually assessed impaired loans for the three months ended July 31, 2015 was $888 million (April 30, 2015 – $757 million; October 31, 2014 – $634 million; July 31, 2014 – $603 million). For the nine months ended July 31, 2015, the average balance of gross individually assessed impaired loans was $789 million (July 31, 2014 – $704 million).
(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Royal Bank of Canada        Third Quarter 2015        83

Note 6 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	As at
	July 31, 2015				April 30, 2015
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$847	$1,814	$15	$109,783	$688	$1,697	$213	$104,406
Liabilities
Derivative instruments	1,735	284	359	113,705	1,228	273	166	110,552
Non-derivative instruments	–	–	21,483	–	–	–	22,248	–

	As at
	October 31, 2014				July 31, 2014
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$504	$1,392	$87	$85,419	$478	$1,419	$41	$70,885
Liabilities
Derivative instruments	511	121	205	88,145	459	284	62	74,291
Non-derivative instruments	–	–	20,949	–	–	–	20,353	–

Results of hedge activities recorded in Net income and Other comprehensive income

	For the three months ended
	July 31, 2015					April 30, 2015					July 31, 2014
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$127	$	n.a.	$	n.a.	$(460)	$	n.a.	$	n.a.	$56	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	(160)		n.a.		n.a.	444		n.a.		n.a.	(88)		n.a.		n.a.
Ineffective portion (1)	(33)		n.a.		n.a.	(16)		n.a.		n.a.	(32)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(2)		n.a.		n.a.	(1)		n.a.		n.a.	(10)		n.a.		n.a.
Effective portion	n.a.		n.a.		(236)	n.a.		n.a.		36	n.a.		n.a.		2
Reclassified to income during the period (2)	n.a.		(62)		n.a.	n.a.		(107)		n.a.	n.a.		5		n.a.
Net investment hedges
Ineffective portion	(1)		n.a.		n.a.	1		n.a.		n.a.	–		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		3,542	n.a.		n.a.		(2,116)	n.a.		n.a.		(203)
Gains (losses) from hedges	n.a.		n.a.		(1,771)	n.a.		n.a.		1,096	n.a.		n.a.		166
	$(36)		$(62)		$1,535	$(16)		$(107)		$(984)	$(42)		$5		$(35)

84        Royal Bank of Canada        Third Quarter 2015

Note 6 Derivative financial instruments and hedging activities (continued)

	For the nine months ended
	July 31, 2015					July 31, 2014
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$410	$	n.a.	$	n.a.	$57	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	(497)		n.a.		n.a.	(147)		n.a.		n.a.
Ineffective portion (1)	(87)		n.a.		n.a.	(90)		n.a.		n.a.
Cash flow hedges
Ineffective portion	2		n.a.		n.a.	(9)		n.a.		n.a.
Effective portion	n.a.		n.a.		(582)	n.a.		n.a.		(76)
Reclassified to income during the period (2)	n.a.		(374)		n.a.	n.a.		11		n.a.
Net investment hedges
Ineffective portion	(2)		n.a.		n.a.	1		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		5,982	n.a.		n.a.		1,819
Gains (losses) from hedges	n.a.		n.a.		(3,280)	n.a.		n.a.		(1,115)
	$(87)		$(374)		$2,120	$(98)		$11		$628

(1)	Includes losses of $23 million for the three months ended July 31, 2015 (April 30, 2015 – $25 million; July 31, 2014 – $32 million) and losses of $76 million for the nine month ended July 31, 2015 (July 31, 2014 – $87 million) that are excluded from the assessment of hedge effectiveness. These amounts are recorded in Non-interest income and are offset by other economic hedges.
(2)	After-tax losses of $46 million were reclassified from Other components of equity to income during the three months ended July 31, 2015 (April 30, 2015 – $79 million; July 31, 2014 – gains of $3 million) and losses of $276 million were reclassified during the nine months ended July 31, 2015 (July 31, 2014 – gains of $8 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

As at
	July 31, 2015				April 30, 2015
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$ 29,505	$ 36,786	$ 46,168	$ 112,459	$ 25,428	$ 33,731	$ 47,845	$ 107,004
Derivative liabilities	30,537	42,327	43,219	116,083	27,301	39,875	45,043	112,219

As at
	October 31, 2014				July 31, 2014
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$ 19,485	$ 29,838	$ 38,079	$ 87,402	$ 13,832	$ 25,052	$ 33,939	$ 72,823
Derivative liabilities	19,980	32,640	36,362	88,982	15,793	26,695	32,608	75,096

Note 7 Significant acquisitions and dispositions

Acquisition

Wealth Management

On January 22, 2015, we announced a definitive agreement to acquire City National Corporation (City National), the holding company for City National Bank. City National Bank provides banking, investment and trust services throughout the United States and comprises substantially all of the business of City National. Total consideration includes US$2.7 billion in cash and 44 million Royal Bank of Canada common shares. We will also issue US$268 million of first preferred shares upon the cancellation of the outstanding City National preferred shares. If the transaction closed on July 31, 2015, total consideration, including preferred shares, would have been $7.1 billion (US$5.5 billion).

The transaction is subject to customary closing conditions, including regulatory approvals and is expected to close in the first quarter of 2016. The results of the acquired business will be consolidated from the date of close.

Dispositions

Personal & Commercial Banking

On July 31, 2015, we completed the sale of RBC Royal Bank (Suriname) N.V. (RBC Suriname). As a result of the transaction, which was announced on April 1, 2015, we recorded a total loss on disposal of $19 million (before and after-tax), consisting of a loss of $23 million in the second quarter included in Non-interest expense – Other, and a gain of $4 million in the third quarter primarily relating to foreign currency translation gains reclassified from Other components of equity.

Wealth Management

On July 14, 2015, we announced that we have entered into a definitive agreement to sell Royal Bank of Canada (Suisse) SA (RBC Suisse). The transaction is expected to close in the fourth quarter and is subject to customary closing conditions, including regulatory approvals. As a result of the disposition, the assets and liabilities of RBC Suisse are classified as held for sale, measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities.

Royal Bank of Canada        Third Quarter 2015        85

The major classes of assets, liabilities and equity that are included in the disposal group as held for sale include:

(Millions of Canadian dollars)	As at July 31, 2015
Assets
Cash and deposits with banks	$1,754
Securities	43
Loans, net of allowance	523
Other assets	173
Total assets of disposal group included in Other assets	2,493
Liabilities
Deposits	$2,306
Other liabilities	43
Total liabilities of disposal group included in Other liabilities	2,349
Total Other components of equity of the disposal group	$1

Note 8 Deposits

The following table details our deposit liabilities:

	As at
	July 31, 2015				April 30, 2015
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$125,470	$19,312	$73,847	$218,629	$122,535	$18,825	$74,543	$215,903
Business and government	175,308	6,766	267,323	449,397	166,152	5,177	243,982	415,311
Bank	8,442	16	17,752	26,210	6,138	22	14,177	20,337
	$309,220	$26,094	$358,922	$694,236	$294,825	$24,024	$332,702	$651,551
Non-interest-bearing (4)
Canada	$72,633	$3,660	$–	$76,293	$68,063	$3,793	$–	$71,856
United States	880	44	–	924	776	49	–	825
Europe (5)	1,536	–	–	1,536	3,435	1	–	3,436
Other International	6,577	297	–	6,874	5,938	450	–	6,388
Interest-bearing (4)
Canada	187,219	13,072	270,859	471,150	180,220	12,204	255,033	447,457
United States	3,828	4,214	65,260	73,302	3,561	3,199	56,536	63,296
Europe (5)	32,830	647	14,186	47,663	29,581	507	12,485	42,573
Other International	3,717	4,160	8,617	16,494	3,251	3,821	8,648	15,720
	$309,220	$26,094	$358,922	$694,236	$294,825	$24,024	$332,702	$651,551

	As at
	October 31, 2014				July 31, 2014
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$120,444	$17,793	$70,980	$209,217	$117,263	$17,271	$69,893	$204,427
Business and government	162,988	3,038	220,634	386,660	154,793	2,257	220,585	377,635
Bank	5,771	11	12,441	18,223	5,755	10	13,864	19,629
	$289,203	$20,842	$304,055	$614,100	$277,811	$19,538	$304,342	$601,691
Non-interest-bearing (4)
Canada	$65,774	$3,478	$–	$69,252	$63,594	$3,521	$–	$67,115
United States	1,777	15	–	1,792	1,788	9	–	1,797
Europe (5)	3,314	1	–	3,315	3,915	2	–	3,917
Other International	5,057	279	–	5,336	5,009	299	–	5,308
Interest-bearing (4)
Canada	175,172	10,895	241,902	427,969	168,275	10,649	240,391	419,315
United States	3,497	2,144	45,359	51,000	3,355	1,331	46,248	50,934
Europe (5)	31,118	418	9,282	40,818	29,017	183	10,137	39,337
Other International	3,494	3,612	7,512	14,618	2,858	3,544	7,566	13,968
	$289,203	$20,842	$304,055	$614,100	$277,811	$19,538	$304,342	$601,691

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at July 31, 2015, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $179 billion (April 30, 2015 – $163 billion; October 31, 2014 – $150 billion; July 31, 2014 – $147 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at July 31, 2015, deposits denominated in U.S. dollars, Sterling, Euro and other foreign currencies were $238 billion, $14 billion, $27 billion and $27 billion, respectively (April 30, 2015 – $209 billion, $12 billion, $24 billion and $25 billion; October 31, 2014 – $183 billion, $11 billion, $23 billion and $22 billion; July 31, 2014 – $174 billion, $12 billion, $24 billion and $22 billion).
(5)	Europe includes the United Kingdom, Luxembourg and the Channel Islands.

86        Royal Bank of Canada        Third Quarter 2015

Note 8 Deposits (continued)

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	July 31 2015	April 30 2015	October 31 2014	July 31 2014
Within 1 year:
less than 3 months	$75,852	$66,298	$57,840	$53,452
3 to 6 months	48,525	32,203	32,880	21,874
6 to 12 months	64,864	67,303	50,300	42,204
1 to 2 years	49,067	53,508	54,354	70,229
2 to 3 years	37,175	30,541	31,559	32,235
3 to 4 years	29,613	29,696	28,946	29,542
4 to 5 years	25,191	27,516	24,673	26,090
Over 5 years	28,635	25,637	23,503	28,716
	$358,922	$332,702	$304,055	$304,342
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$326,000	$300,000	$270,000	$270,000

Note 9 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefits and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in other comprehensive income.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	April 30 2015	July 31 2014
Current service costs	$86	$86	$79	$9	$8	$7
Past service costs	–	–	5	–	–	–
Net interest expense	7	8	4	19	19	20
Settlement gain	(2)	–	–	–	–	–
Remeasurements of other long term benefits	–	–	–	(3)	6	3
Administrative expense	3	3	3	–	–	–
Defined benefit pension expense	$94	$97	$91	$25	$33	$30
Defined contribution pension expense	41	37	33	–	–	–
	$135	$134	$124	$25	$33	$30

	For the nine months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2015	July 31 2014	July 31 2015	July 31 2014
Current service costs	$259	$236	$26	$23
Past service costs	–	5	–	–
Net interest expense	23	11	56	60
Settlement gain	(2)	–	–	–
Remeasurements of other long term benefits	–	–	4	6
Administrative expense	9	9	–	–
Defined benefit pension expense	$289	$261	$86	$89
Defined contribution pension expense	123	103	–	–
	$412	$364	$86	$89

Remeasurements of employee benefit plans (1)

	For the three months ended
	Defined benefit pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	April 30 2015	July 31 2014
Actuarial (gains) losses:
Changes in demographic assumptions	$8	$–	$–	$–	$–	$–
Changes in financial assumptions	(191)	(571)	411	(1)	(79)	58
Experience adjustments	–	–	–	(1)	(4)	–
Return on plan assets (excluding interest based on discount rate)	(86)	94	(227)	(2)	–	–
	$(269)	$(477)	$184	$(4)	$(83)	$58

Royal Bank of Canada        Third Quarter 2015        87

	For the nine months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2015	July 31 2014	July 31 2015	July 31 2014
Actuarial (gains) losses:
Changes in demographic assumptions	$8	$–	$–	$–
Changes in financial assumptions	435	677	74	95
Experience adjustments	2	–	(9)	–
Return on plan assets (excluding interest based on discount rate)	(678)	(654)	(2)	–
	$(233)	$23	$63	$95
(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

Note 10 Significant capital and funding transactions

Subordinated debentures

On June 15, 2015, we redeemed all $1.5 billion outstanding 4.35% subordinated debentures due June 15, 2020 for 100% of their principal amount plus accrued interest to the redemption date.

On June 4, 2015, we issued $1 billion of subordinated debentures. The notes bear interest at a fixed rate of 2.48% per annum until June 4, 2020, and at the three-month Banker’s acceptance rate plus 1.10% thereafter until their maturity on June 4, 2025.

On November 14, 2014, all $200 million outstanding 10% subordinated debentures matured. The principal plus accrued interest were paid to the noteholders on the maturity date.

Preferred shares

On July 22, 2015, we issued 6 million Non-Cumulative First Preferred Shares Series BI (BI) for gross proceeds of $150 million. On June 5, 2015, we issued 6 million Non-Cumulative First Preferred Shares Series BH (BH) for gross proceeds of $150 million. The BI and BH shares pay quarterly cash dividends, if declared, at a rate of 4.9% per annum. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), on and after November 24, 2020, we may redeem the shares in whole or in part for cash at a price per share of $25 plus a premium if redeemed before November 24, 2024. The shares include non-viability contingent capital (NVCC) provisions which are necessary for the shares to qualify as Tier 1 regulatory capital.

On March 13, 2015, we issued 12 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BF (BF) for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of November 24, 2020, the shares pay quarterly cash dividends, if declared, at a rate of 3.60% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.62%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares Series BG, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.62%.

On January 30, 2015, we issued 24 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BD (BD) for gross proceeds of $600 million. For the initial five year period to the earliest redemption date of May 24, 2020, the shares pay quarterly cash dividends, if declared, at a rate of 3.60% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.74%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares Series BE, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.74%.

Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the BF and BD shares in whole or in part for cash at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The shares include NVCC provisions which are necessary for the shares to qualify as Tier 1 regulatory capital.

On November 24, 2014, we redeemed all 13 million issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series AX for cash at a redemption price of $25 per share.

Common shares issued (1)

	For the three months ended
	July 31, 2015		April 30, 2015		July 31, 2014
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	90	$5	510	$25	352	$19
Purchased for cancellation (3)	–	–	–	–	(165)	(2)
	90	$5	510	$25	187	$17

	For the nine months ended
	July 31, 2015		July 31, 2014
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	959	$50	2,026	$114
Purchased for cancellation (3)	–	–	(1,546)	(16)
	959	$50	480	$98

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the nine months ended July 31, 2015, and July 31, 2014, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the three months ended July 31, 2014, we purchased for cancellation common shares at an average cost of $74.62 per share, with an average book value of $10.03 per share. During the nine months ended July 31, 2014, we purchased for cancellation common shares at an average cost of $72.64 per share, with an average book value of $10.03 per share.

88        Royal Bank of Canada        Third Quarter 2015

Note 11 Earnings per share

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except share and per share amounts)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Basic earnings per share
Net income	$2,475	$2,502	$2,378	$7,433	$6,671
Dividends on preferred shares	(50)	(47)	(55)	(137)	(169)
Net income attributable to non-controlling interest	(26)	(29)	(26)	(77)	(77)
Net income available to common shareholders	2,399	2,426	2,297	7,219	6,425
Weighted average number of common shares (in thousands)	1,443,052	1,442,078	1,442,312	1,442,579	1,442,615
Basic earnings per share (in dollars)	$1.66	$1.68	$1.59	$5.00	$4.45
Diluted earnings per share
Net income available to common shareholders	$2,399	$2,426	$2,297	$7,219	$6,425
Dilutive impact of exchangeable shares	4	3	3	11	17
Net income available to common shareholders including dilutive impact of exchangeable shares	2,403	2,429	2,300	7,230	6,442
Weighted average number of common shares (in thousands)	1,443,052	1,442,078	1,442,312	1,442,579	1,442,615
Stock options (1)	2,405	2,470	2,966	2,569	2,871
Exchangeable shares (2)	4,083	4,103	4,177	4,058	7,382
Average number of diluted common shares (in thousands)	1,449,540	1,448,651	1,449,455	1,449,206	1,452,868
Diluted earnings per share (in dollars)	$1.66	$1.68	$1.59	$4.99	$4.43

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2015, 799,372 average options outstanding with an exercise price of $78.59 were excluded from the calculation of diluted earnings per share (April 30, 2015 – 800,522; July 31, 2014– no outstanding options were excluded). For the nine months ended July 31, 2015, 671,603 average options outstanding with an exercise price of $78.59 were excluded from the calculation of diluted earnings per share (July 31, 2014 – no outstanding options were excluded).
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 12 Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings could be material to our results of operations in any particular period.

Our significant legal proceedings include all of the matters disclosed in Note 27 to our audited 2014 Annual Consolidated Financial Statements as updated below:

CFTC litigation

Royal Bank of Canada and the Commodity Futures Trading Commission (CFTC) signed a Consent Order to settle the civil lawsuit brought by the CFTC which was approved by the court in December 2014. The Consent Order requires Royal Bank of Canada, among other things, to pay a civil monetary penalty of US$35 million. Royal Bank of Canada has paid this amount and the matter is closed.

Rural/Metro litigation

A final judgment was entered on February 19, 2015 in the amount of US$93 million. Royal Bank of Canada has appealed the Delaware Court of Chancery’s determination of liability and quantum of damages, and the plaintiffs have cross-appealed the court’s ruling on the attorneys’ fees application.

LIBOR litigation

On August 4, 2015, the U.S. District Court for the Southern District of New York (the Court) issued an additional decision ruling on various motions to dismiss the individual plaintiff claims in the multi-district litigation proceeding. Based on the Court’s decisions to date, many of the claims against Royal Bank of Canada have been dismissed; however a number of these claims are subject to appeal or may be refiled based upon the content of the decisions. The parties are currently working with the Court to confirm the cases which remain active.

Royal Bank of Canada Trust Company (Bahamas) Limited Proceedings

On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Limited (RBC Bahamas) of the issuance of an ordonnance de renvoi referring RBC Bahamas and other unrelated persons to the French tribunal correctionnel to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. The trial for this matter is expected to commence in January 2016. RBC Bahamas believes that its actions did not violate French law and intends to contest the charge in the French court. Based on the facts currently known, it is not possible to predict the ultimate outcome of this proceeding; however, management believes that its ultimate resolution will not have a material effect on our consolidated financial position, although it may be material to our results of operations in the period it occurs.

Royal Bank of Canada        Third Quarter 2015        89

Interchange fees litigation

Since 2011, seven proposed class actions have been commenced in Canada: Bancroft-Snell v. Visa Canada Corporation, et al., 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al., Coburn and Watson’s Metropolitan Home v. Bank of America Corporation, et al. (Watson), Macaronies Hair Club and Laser Centre Inc. v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., and Hello Baby Equipment Inc. v. BofA Canada Bank, et al. The defendants in each action are VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), Royal Bank of Canada and other financial institutions. The plaintiff class members are Canadian merchants who accept Visa and/or MasterCard branded credit cards for payment. The actions allege, among other things, that from March 2001 to the present, Visa and MasterCard conspired with their issuing banks and acquirers to set default interchange rates and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The actions include claims of civil conspiracy, breach of the Competition Act, interference with economic relations and unjust enrichment. The claims seek unspecified general and punitive damages. In Watson, a decision to partially certify the action as a class proceeding was released on March 27, 2014, and was appealed. On August 19, 2015, the Court of Appeal struck the plaintiff class representative’s cause of action under section 45 of the Competition Act and reinstated the plaintiff class representative’s cause of action in civil conspiracy by unlawful means, among other rulings. Based on the facts currently known, it is not possible at this time for us to predict the ultimate outcome of this proceeding or the timing of its resolution.

Foreign exchange matters

On July 2, 2015, the Brazilian civil antitrust authority Administrative Council for Economic Defense (CADE) initiated an administrative proceeding to investigate possible violations of Brazilian antitrust law by a number of banks, including Royal Bank of Canada, regarding foreign exchange trading. The matter is in its initial stages.

On July 31, 2015, RBC Capital Markets, LLC was added as a new defendant in a pending putative class action initially filed in November 2013 in the United States District Court for the Southern District of New York. The action is brought against multiple foreign exchange dealers and alleges collusive behaviour, among other allegations, in foreign exchange trading. The action is in its initial stages as it relates to the new defendants, including RBC Capital Markets, LLC.

Based on the facts currently known, it is not possible to predict the ultimate outcome of the foreign exchange matters or the timing of their ultimate resolution.

Note 13 Results by business segment

	For the three months ended July 31, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2), (3)	$2,543	$129	$–	$204	$1,016	$(109)	$3,783
Non-interest income	1,083	1,579	1,021	352	1,030	(20)	5,045
Total revenue	3,626	1,708	1,021	556	2,046	(129)	8,828
Provision for credit losses	257	–	–	–	15	(2)	270
Insurance policyholder benefits, claims and acquisition expense	–	–	656	–	–	–	656
Non-interest expense	1,648	1,302	153	331	1,187	14	4,635
Net income (loss) before income taxes	1,721	406	212	225	844	(141)	3,267
Income taxes (recoveries)	440	121	39	58	299	(165)	792
Net income	$1,281	$285	$173	$167	$545	$24	$2,475
Non-interest expense includes:
Depreciation and amortization	$88	$41	$4	$14	$6	$154	$307
Restructuring provisions	–	2	–	–	–	–	2
Total assets	$391,687	$29,933	$14,243	$132,619	$491,420	$25,271	$1,085,173
Total liabilities	$391,712	$29,913	$14,244	$132,565	$491,340	$(36,499)	$1,023,275

	For the three months ended April 30, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2), (3)	$2,399	$122	$–	$198	$940	$(102)	$3,557
Non-interest income	1,073	1,626	806	330	1,307	131	5,273
Total revenue	3,472	1,748	806	528	2,247	29	8,830
Provision for credit losses	235	32	–	–	15	–	282
Insurance policyholder benefits, claims and acquisition expense	–	–	493	–	–	–	493
Non-interest expense	1,618	1,340	156	312	1,280	30	4,736
Net income (loss) before income taxes	1,619	376	157	216	952	(1)	3,319
Income taxes (recoveries)	419	105	34	57	327	(125)	817
Net income	$1,200	$271	$123	$159	$625	$124	$2,502
Non-interest expense includes:
Depreciation and amortization	$87	$39	$4	$13	$7	$162	$312
Restructuring provisions	–	20	–	–	–	–	20
Total assets	$383,278	$28,835	$13,753	$119,198	$465,304	$21,804	$1,032,172
Total liabilities	$383,266	$28,825	$13,757	$119,126	$465,280	$(36,329)	$973,925

90        Royal Bank of Canada        Third Quarter 2015

Note 13 Results by business segment (continued)

	For the three months ended July 31, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2), (3)	$2,475	$117	$–	$182	$999	$(126)	$3,647
Non-interest income	987	1,468	1,383	298	1,186	21	5,343
Total revenue	3,462	1,585	1,383	480	2,185	(105)	8,990
Provision for credit losses	284	–	–	–	1	(2)	283
Insurance policyholder benefits, claims and acquisition expense	–	–	1,009	–	–	–	1,009
Non-interest expense	1,632	1,191	143	330	1,269	37	4,602
Net income (loss) before income taxes	1,546	394	231	150	915	(140)	3,096
Income taxes (recoveries)	408	109	17	40	274	(130)	718
Net income	$1,138	$285	$214	$110	$641	$(10)	$2,378
Non-interest expense includes:
Depreciation and amortization	$85	$36	$4	$14	$7	$150	$296
Restructuring provisions	–	–	–	–	–	–	–
Total assets	$372,061	$26,522	$12,503	$97,662	$387,205	$17,917	$913,870
Total liabilities	$372,002	$26,459	$12,562	$97,646	$387,003	$(35,299)	$860,373

	For the nine months ended July 31, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2), (3)	$7,435	$375	$–	$598	$2,872	$(309)	$10,971
Non-interest income	3,229	4,747	3,719	992	3,454	190	16,331
Total revenue	10,664	5,122	3,719	1,590	6,326	(119)	27,302
Provision for credit losses	744	45	–	(1)	35	(1)	822
Insurance policyholder benefits, claims and acquisition expense	–	–	2,671	–	–	–	2,671
Non-interest expense	4,894	3,975	455	959	3,624	84	13,991
Net income (loss) before income taxes	5,026	1,102	593	632	2,667	(202)	9,818
Income taxes (recoveries)	1,290	316	112	164	903	(400)	2,385
Net income	$3,736	$786	$481	$468	$1,764	$198	$7,433
Non-interest expense includes:
Depreciation and amortization	$261	$118	$12	$41	$21	$467	$920
Restructuring provisions	–	59	–	–	–	–	59
Total assets	$391,687	$29,933	$14,243	$132,619	$491,420	$25,271	$1,085,173
Total liabilities	$391,712	$29,913	$14,244	$132,565	$491,340	$(36,499)	$1,023,275

	For the nine months ended July 31, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2), (3)	$7,296	$346	$–	$549	$2,608	$(243)	$10,556
Non-interest income	2,883	4,328	3,790	859	3,259	51	15,170
Total revenue	10,179	4,674	3,790	1,408	5,867	(192)	25,726
Provision for credit losses	789	19	–	–	12	(1)	819
Insurance policyholder benefits, claims and acquisition expense	–	–	2,821	–	–	–	2,821
Non-interest expense	4,877	3,555	430	965	3,445	49	13,321
Net income (loss) before income taxes	4,513	1,100	539	443	2,410	(240)	8,765
Income taxes (recoveries)	1,189	302	14	115	757	(283)	2,094
Net income	$3,324	$798	$525	$328	$1,653	$43	$6,671
Non-interest expense includes:
Depreciation and amortization	$250	$111	$12	$44	$21	$419	$857
Restructuring provisions	3	–	–	–	–	–	3
Total assets	$372,061	$26,522	$12,503	$97,662	$387,205	$17,917	$913,870
Total liabilities	$372,002	$26,459	$12,562	$97,646	$387,003	$(35,299)	$860,373

(1)	Taxable equivalent basis (Teb). The Teb adjustment for the three months ended July 31, 2015 was $133 million (April 30, 2015 – $115 million, July 31, 2014 – $174 million) and for the nine months ended July 31, 2015 was $357 million (July 31, 2014 – $391 million).
(2)	Inter-segment revenue and share of profits in joint ventures and associates are not material.
(3)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.

Royal Bank of Canada        Second Quarter 2015        91

Note 14 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. Beginning this year, the asset-to-capital ratio has been replaced by a leverage ratio. The leverage ratio is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents. Adjustments are also made to derivatives and secured financing transactions to reflect credit and other risks. During the third quarter of 2015, we complied with all capital and leverage requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	July 31 2015	April 30 2015	October 31 2014	July 31 2014
Capital (1)
Common Equity Tier 1 capital	$42,405	$39,608	$36,406	$34,967
Tier 1 capital	49,049	45,989	42,202	41,408
Total capital	56,553	53,932	50,020	48,188
Risk-weighted assets used in calculation of capital ratios (1), (2)
Common Equity Tier 1 capital ratio	419,484	396,874	368,594	368,320
Tier 1 capital ratio	420,789	398,014	369,976	369,772
Total capital ratio	421,908	398,992	372,050	371,949
Total capital risk-weighted assets (1)
Credit risk	$330,577	$306,831	$286,327	$281,684
Market risk	41,322	42,915	38,460	44,042
Operational risk	50,009	49,246	47,263	46,223
	$421,908	$398,992	$372,050	$371,949
Capital ratios, leverage ratios and multiples (1)
Common Equity Tier 1 capital ratio	10.1%	10.0%	9.9%	9.5%
Tier 1 capital ratio	11.7%	11.6%	11.4%	11.2%
Total capital ratio	13.4%	13.5%	13.4%	13.0%
Leverage ratio (3)	4.2%	4.0%	n.a.	n.a.
Assets-to-capital multiple (4)	n.a.	n.a.	17.0X	17.3X

(1)	Capital, risk-weighted assets and capital ratios and multiples are calculated using OSFI Capital Adequacy Requirements. Leverage ratio is calculated using OSFI Leverage Requirements.
(2)	Effective the third quarter of 2014, the credit valuation adjustment to our risk-weighted asset calculation implemented in the first quarter of 2014, must reflect different percentages for each tier of capital. This change reflects a phase-in of credit valuation adjustments ending in the fourth quarter of 2018. During this phase-in period, risk-weighted assets for Common Equity Tier 1, Tier 1 and Total capital ratios will be subject to different annual credit valuation adjustment percentages.
(3)	Exposure measure as at July 31, 2015 was $1,178 billion (April 30, 2015 – $1,138 billion).
(4)	Beginning this year, the asset-to-capital multiple has been replaced by a leverage ratio. Gross adjusted assets as at October 31, 2014 and July 31, 2014 were $885 billion and $868 billion, respectively.
n.a.	not applicable

92        Royal Bank of Canada        Third Quarter 2015

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of
Canada

1500 Robert Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and
the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company,
N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services
PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on
the TSX.

Valuation day price

For capital gains purposes, the
Valuation Day (December 22,
1971) cost base for our common
shares is $7.38 per share. This
amount has been adjusted to
reflect the two-for-one share split
of March 1981 and the two-for-one
share split of February 1990. The
one-for-one share dividends paid
in October 2000 and April 2006 did
not affect the Valuation Day value
for our common shares.

Shareholder contacts

For dividend information, change
in share registration or address,
lost stock certificates, tax forms,
estate transfers or dividend
reinvestment, please contact:
Computershare Trust Company of
Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and
the U.S.) or 514-982-7555
(International)

Fax: 1-888-453-0330 (Canada and
the U.S.) or 416-263-9394

Financial analysts, portfolio
managers, institutional
investors

For financial information
inquiries, please contact:
Investor Relations

Royal Bank of Canada

200 Bay Street

North Tower

Toronto, Ontario M5J 2W7
Canada

Tel: 416-955-7802

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the
U.S. may have their RBC
common share dividends
deposited directly to their bank
account by electronic funds
transfer. To arrange for this
service, please contact our
Transfer Agent and Registrar,
Computershare Trust Company
of Canada.

Eligible dividend designation

For purposes of the enhanced
dividend tax credit rules
contained in the Income Tax Act
(Canada) and any corresponding
provincial and territorial tax
legislation, all dividends (and
deemed dividends) paid by us to
Canadian residents on our
common and preferred shares
after December 31, 2005, are
designated as “eligible
dividends”.

Unless stated otherwise, all
dividends (and deemed
dividends) paid by us hereafter
are designated as “eligible
dividends” for the purposes of
such rules.

Common share repurchases

We are engaged in a Normal
Course Issuer Bid (NCIB). During
the one-year period commencing
November 1, 2014, we may
repurchase for cancellation, up to
12 million common shares in the
open market at market prices. We
determine the amount and timing
of the purchases under the NCIB,
subject to prior consultation with
the Office of the Superintendent
of Financial Institutions Canada
(OSFI).

A copy of our Notice of Intention
to file a NCIB may be obtained,
without charge, by contacting our
Corporate Secretary at our
Toronto mailing address.

2015 Quarterly earnings release
dates

First quarter             February 25

Second quarter       May 28

Third quarter           August 26

Fourth quarter         December 2

2016 Annual Meeting

The Annual Meeting of Common
Shareholders will be held on
Wednesday, April 6, 2016, in
Montreal, Quebec.

(International) email: service@computershare.com	Dividend dates for 2015
Subject to approval by the Board of Directors
For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7806		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AK, AL, AZ and BB	January 22 April 21 July 23 October 22	January 26 April 23 July 27 October 26	February 24 May 22 August 24 November 24
	Preferred shares series BD	April 21 July 23 October 22	April 23 July 27 October 26	May 22 August 24 November 24
	Preferred shares series BF	July 23 October 22	July 27 October 26	August 24 November 24
	Preferred shares series BH and BI	October 22	October 26	November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC INSURANCE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.